Form 10-K, Exhibit 13
period 1995-12-31
FIRST COMMERCIAL CORP
filed 1996-03-29
CIK 316769

      13-29
                                                                     EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Performance Summary

    The Company reported record earnings for 1995 of $2.17 per share, compared to $1.96 and $1.74 for the years ended 1994 and 1993, respectively. Net income for 1995 of $56.9 million represented a 13% increase over 1994 net income of $50.3 million. Net income for 1993 was $46.0 million. Return on average assets in 1995 was 1.22%, up from 1.19% in 1994 and 1.21% in 1993. Return on average equity was 15.02%, representing steady growth from 1994 and 1993 levels of 14.87% and 14.43%, respectively.

    The following discussion provides a comparison of profitability, balance sheet and asset quality for the past three years. The consolidated financial statements and accompanying notes should be reviewed carefully to provide a complete analysis of the Company's financial condition and results of operations. All share and per share data in this report have been retroactively adjusted for a 3 for 2 stock split in the form of a stock dividend declared November 1993, a five percent stock dividend declared November 1994, and a seven percent stock dividend declared November 1995. On November 30, 1995, the Company acquired FDH Bancshares, Inc., ("FDH") and West-Ark Bancshares, Inc., ("West-Ark"). The FDH acquisition was accounted for as a purchase and accordingly, the results of operations were consolidated with those of the Company from the date of acquisition. The West-Ark acquisition was accounted for as a pooling-of-interests. The results of West-Ark are included in the consolidated financial statements for 1995, however prior period financial data has not been restated due to immateriality. These factors should be considered when making comparisons to 1994 and 1993.

Profitability

    When evaluating the earnings performance of a banking organization, two profitability ratios are important standards of measurement: return on average assets and return on average stockholders' equity. Return on average assets measures net income in relation to total average assets and portrays the organization's ability to profitably employ its resources. Return on average assets for 1995 was 1.22% compared to 1.19% in 1994 and 1.21% in 1993. The lower return in 1994 resulted primarily from the performance of the Company's original four East Texas banks purchased in 1993. The improvement in 1995 reflects the positive effect of their conversion to community banks, thereby increasing their return on assets ratios.

    The second profitability ratio is return on average common stockholders' equity. This ratio reflects how effectively a company has been able to generate earnings on the capital invested by its stockholders. The Company's return on average common stockholders' equity was 15.02% in 1995, 14.87% in 1994, and 14.43% in 1993. The originally reported ratio in 1993, before restatements for pooling acquisitions, for return on average stockholders' equity was above 15%. The ratio fell due to the high capital level of State First Financial Corporation, a pooling-of-interests acquisition, which was consummated in March 1994. The improvement is indicative of the Company's successful deployment of this capital, combined with strong earnings growth.
      13-29
    The internal generation of capital is one of the prime contributors to the strong capital position that the Company has benefited from during the past three years. The primary factors contributing to increased earnings during the past three years have been a strong interest margin, lower provision for loan loss expense due to an improvement in asset quality and consistent increases in non-interest income accompanied by careful monitoring of non-interest expenses, so as to control and minimize these costs.

===============================================================================

Contribution to Earnings Per Common Share
(Net of Marginal Federal Tax Rate of 35%)
                                                       For the Years          EPS Increase
                                                     Ended December 31,        (Decrease)
                                                 -------------------------- -----------------
                                                                             1994 to  1993 to
                                                   1995     1994     1993     1995     1994
                                                 -------- -------- -------- -------- --------
Net interest income.............................  $  4.57  $  4.05  $  3.65  $   .52  $   .40
Provision for possible loan and
  lease losses..................................     (.08)     .08     (.11)    (.16)     .19
Trust department income.........................      .28      .28      .26        -      .02
Mortgage servicing fee income...................      .55      .41      .33      .14      .08
Broker-dealer operations income.................      .07      .04      .05      .03     (.01)
Service charges on deposits.....................      .55      .51      .45      .04      .06
Other service charges and fees..................      .23      .20      .17      .03      .03
Investment securities gains
  (losses), net.................................     (.01)       -      .01     (.01)    (.01)
Other real estate gains
  (losses), net.................................     (.01)     .11        -     (.12)     .11
Other income....................................      .17      .18      .22     (.01)    (.04)
Salaries, wages and employee
  benefits......................................    (1.98)   (1.90)   (1.69)    (.08)    (.21)
Net occupancy...................................     (.27)    (.25)    (.27)    (.02)     .02
Equipment.......................................     (.26)    (.23)    (.20)    (.03)    (.03)
FDIC insurance..................................     (.18)    (.22)    (.19)     .04     (.03)
Amortization of purchased
  mortgage servicing rights.....................     (.19)    (.14)    (.11)    (.05)    (.03)
First Commercial Trust Company
  lawsuit settlement............................        -     (.16)       -      .16     (.16)
Other expense...................................    (1.33)   (1.07)    (.95)    (.26)    (.12)
Tax-exempt income and credits...................      .06      .08      .17     (.02)    (.09)
Preferred stock dividends.......................        -     (.01)    (.05)     .01      .04
                                                 -------- -------- -------- -------- --------
Net income......................................  $  2.17  $  1.96  $  1.74  $   .21  $   .22
                                                 ======== ======== ======== ======== ========

===============================================================================

Acquisitions

    The Company's continued record earnings, asset and market share growth during 1995 resulted from both internal growth and acquisition activity. The Company has experienced numerous acquisitions during the past three years, which are highlighted below.
      13-29
    On February 13, 1993, the Company acquired certain assets and assumed certain liabilities, through the Federal Deposit Insurance Corporation, of New First City, Texas - Tyler, N.A., and New First City, Texas - Lufkin, N.A., two banks remaining from the failed First City Bancorporation of Texas, Inc. New First City, Texas - Tyler had approximately $226 million in assets, $71 million in loans, and $204 million in deposits. New First City, Texas - Lufkin had approximately $140 million in assets, $40 million in loans, and $128 million in deposits. These two banks have been subsequently renamed Tyler Bank and Trust, N.A., and Lufkin National Bank. These acquisitions were accounted for as purchases and resulted in related intangibles of approximately $2.2 million and $1.9 million, respectively, for these two banks. All financial information of the Company includes these two banks since the acquisition date.

    On June 1, 1993, the Company acquired First City, Inc., parent company of First City National Bank in Memphis, Tennessee. The transaction involved the issuance of 358,058 Company common shares for all outstanding shares of First City, Inc., and was accounted for as a pooling-of-interests transaction. Accordingly, all prior period financial data has been restated. First City, Inc., had total assets of approximately $40 million, total loans of approximately $20 million, and total deposits of approximately $34 million. First City National Bank was merged with First Commercial Bank, N.A., of Memphis, Tennessee, an affiliate of the Company, on December 31, 1993.

    On November 1, 1993, the Company acquired the Texas Commerce Banks in Longview and Nacogdoches, Texas, with a purchase premium of $7.8 million.
Texas Commerce Bank - Longview had approximately $178 million in assets, $155 million in deposits, and $31 million in loans. Stone Fort National Bank of Nacogdoches had approximately $115 million in assets, $106 million in deposits, and $53 million in loans. Texas Commerce Bank - Longview has been subsequently renamed Longview National Bank. All financial information of the Company includes these two banks since the acquisition date.

    On January 14, 1994, the Company acquired all of the outstanding stock of Clinton Bancshares, Inc., Clinton, Arkansas, parent company of Clinton State Bank, in exchange for 305,675 Company common shares. This transaction was accounted for as a pooling-of-interests, and accordingly, all prior period financial data has been restated to include this acquisition. Clinton Bancshares, Inc., had approximately $63 million in assets, $27 million in loans, and $58 million in deposits.

    On March 10, 1994, the Company completed affiliation with State First Financial Corporation through an exchange of 5,674,415 Company common shares for all outstanding shares of State First Financial Corporation. State First Financial Corporation is the parent company of The State First National Bank of Texarkana, Arkansas, American National Bank of Texarkana, Texas, First National Bank of Ashdown, Arkansas, The Atlanta National Bank, Atlanta, Texas, and First National Bank of Nashville, Arkansas. State First Financial Corporation had assets of approximately $725 million, loans of approximately $350 million, and deposits of approximately $650 million. This transaction was accounted for as a pooling-of-interests, and accordingly, all prior period financial data has been restated.
      13-29
    On August 5, 1994, the Company acquired United American Bancshares, Inc., parent company of First National Bank of Palestine, Texas, for $11.1 million. United American Bancshares, Inc., had total assets of approximately $93 million, total loans of approximately $33 million, and total deposits of approximately $84 million. This transaction was accounted for as a purchase, and accordingly, the results of operations were consolidated with those of the Company from the date of acquisition. The assets and liabilities of United American Bancshares, Inc., were adjusted to fair value at the purchase date, resulting in an excess cost over fair value of $3.3 million.

    On September 15, 1994, the Company acquired Kilgore First Bancorp, Inc., parent company of Kilgore First National Bank, Kilgore, Texas, for $14.8 million. Kilgore First Bancorp, Inc., had approximately $133 million in assets, $61 million in loans, and $122 million in deposits. This transaction was accounted for as a purchase, and accordingly, the results of operations were consolidated with those of the Company from the date of acquisition. The assets and liabilities of Kilgore First Bancorp, Inc., were adjusted to fair value at the purchase date, resulting in an excess cost over fair value of $4.1 million.

    On November 30, 1995, the Company acquired all the outstanding common stock of FDH Bancshares, Inc., in exchange for 1,349,215 Company common shares. FDH Bancshares, Inc., which was merged into the Company, was the parent company of Citizens First Bank, Little Rock, Arkansas; Citizens First Bank, El Dorado, Arkansas; Citizens First Bank, Fordyce, Arkansas; Citizens First Bank, Arkadelphia, Arkansas; and Springhill Bancshares, Inc., parent company of Springhill Bank & Trust Company, Springhill, Louisiana. FDH Bancshares, Inc., had approximately $375 million in assets, $206 million in loans, and $330 million in deposits. This transaction was accounted for as a purchase, and accordingly, the results of operations were consolidated with those of the Company from the date of acquisition. The assets and liabilities of FDH Bancshares, Inc., were adjusted to fair value at the purchase date, resulting in an excess cost over fair value of $14.7 million. Citizens First Bank, Little Rock, Arkansas, was merged into the Company's Little Rock bank affiliate, First Commercial Bank, N.A.

    On November 30, 1995, the Company acquired all of the outstanding common stock of West-Ark Bancshares, Inc., Clarksville, Arkansas, parent company of Arkansas State Bank, in exchange for 689,106 Company common shares. This transaction was accounted for as a pooling-of-interests. The results of West-Ark Bancshares, Inc., are included in the consolidated financial statements for 1995, however, prior period financial data has not been restated due to immateriality. West-Ark Bancshares, Inc., had approximately $159 million in assets, $107 million in loans, and $146 million in deposits.

    During 1996 the Company will continue its acquisition strategy of exploring the expansion of existing markets as well as analyzing opportunities to enter additional geographic areas. Potential affiliates are evaluated on the basis of the quality of their markets and the Company's ability to negotiate transactions without permanent earnings per share or book value dilution.
      13-29
    The Riegle-Neal Interstate Banking and Branching Efficiency Act, which was enacted in 1994, was the basis for an agency agreement between the Company's affiliates in Texarkana, Arkansas, and Texarkana, Texas. On October 1, 1995, First National Bank, Ashdown, Arkansas, merged into State First National Bank, Texarkana, Arkansas, and The Atlanta National Bank, Atlanta, Texas, merged into American National Bank, Texarkana, Texas, which then adopted the name State First National Bank. The agency agreement has enabled all State First customers to transact business at any of either bank's locations. Due to its common sense approach to banking consolidation, the Riegle-Neal Act is expected to be of further benefit to the Company's strategy of expanding services to its customers.

===============================================================================

Six-Year Financial Summary
(In Thousands Except for Per Share Data)                                                            Five-Year
                                                                                                     Compound
                                                                                                      Annual
                                                                                                      Growth
                                                     Year Ended December 31,                           Rate
                             ---------------------------------------------------------------------- ----------
                                1995        1994        1993        1992        1991        1990
                             ----------  ----------  ----------  ----------  ----------  ----------
Interest income............. $  322,182  $  257,751  $  234,995  $  232,098  $  247,858  $  232,410      7%
Interest expense............    137,632      98,306      90,421      98,690     128,802     129,236      1%
                             ----------  ----------  ----------  ----------  ----------  ----------
Net interest income.........    184,550     159,445     144,574     133,408     119,056     103,174     12%
Provision for possible
  loan and lease losses.....      3,059      (3,092)      4,416       8,941       9,992      10,112    (21%)
                             ----------  ----------  ----------  ----------  ----------  ----------
Net interest income after
  after provision for
  possible possible loan
  and lease losses..........    181,491     162,537     140,158     124,467     109,064      93,062     14%
Other income................     73,988      68,652      58,957      51,182      46,056      37,212     15%
Other expenses..............    170,306     156,875     135,191     118,882     108,530      95,067     12%
                             ----------  ----------  ----------  ----------  ----------  ----------
Income before income taxes..     85,173      74,314      63,924      56,767      46,590      35,207     19%
Income tax provision........     28,263      24,006      17,959      16,800      12,629       9,264     25%
                             ----------  ----------  ----------  ----------  ----------  ----------
Net income.................. $   56,910  $   50,308  $   45,965  $   39,967  $   33,961  $   25,943     17%
                             ==========  ==========  ==========  ==========  ==========  ==========
Earnings per common share... $     2.17  $     1.96  $     1.74  $     1.52  $     1.35  $    1.09      16%

Earnings per common share,
  as originally reported....       2.17        1.96        1.84        1.67        1.49       1.27      12%

Cash dividends per share....       0.78        0.67        0.54        0.42        0.36       0.30      24%

Year End Financial Position
Total loans and leases...... $3,215,562  $2,534,793  $2,191,190  $1,798,898  $1,725,957  $1,573,349     15%
Total assets................  5,360,940   4,374,199   4,199,430   3,368,086   3,322,040   2,767,012     14%
Total deposits..............  4,630,541   3,825,360   3,756,680   2,997,783   2,972,337   2,466,919     13%
Long-term debt..............      7,170       8,243      20,389      23,287      28,625      32,518    (26%)
Stockholders' equity........    432,259     343,191     336,845     297,508     267,259     210,550     15%

===============================================================================
      13-29
===============================================================================

Analysis of Selected Financial Statistics
                                                              For the Years Ended December 31,
                                                              --------------------------------
                                                                 1995       1994       1993
                                                              ---------- ---------- ----------
Profitability
  Net interest margin........................................      4.53%      4.26%      4.28%
  Efficiency ratio*..........................................     62.01%     62.37%     61.32%
  Return on average common stockholders' equity..............     15.02%     14.87%     14.43%
  Return on average assets...................................      1.22%      1.19%      1.21%
  Earnings per common share..................................    $ 2.17     $ 1.96     $ 1.74
  Cash dividends paid........................................    $  .78     $  .67     $  .54
  Dividend payout ratio......................................     35.77%     33.97%     29.98%

Capital Adequacy
  Total stockholders' equity to assets.......................      8.06%      7.85%      8.02%
  Tier I capital to assets...................................      7.31%      7.50%      7.65%
  Tier I capital to risk-adjusted assets.....................     11.31%     12.56%     13.92%
  Total capital to risk-adjusted assets......................     12.14%     13.33%     15.36%

Asset Quality
  Net charge-offs to average loans and leases................       .08%       .04%       .16%
  Allowance for possible loan and lease
    losses to total loans and leases.........................      1.60%      1.79%      2.19%
  Non-performing loans to total loans and leases.............       .54%       .52%       .72%
  Non-performing assets to total loans and
    leases and other real estate.............................       .42%       .51%      1.20%
  Allowance for possible loan and lease
    losses to non-performing loans...........................    294.42%    340.82%    306.26%
  Allowance for possible loan and lease losses and other real
    estate losses to non-performing assets...................    376.30%    347.35%    183.62%

*Excludes effect of First Commercial Mortgage Company and, for 1994 and 1993, the 1993 Texas bank acquisitions.
===============================================================================

Net Interest Income

    In this discussion, net interest income is presented on a fully tax-equivalent basis. This permits comparability of data through recognition of the tax savings realized on tax-exempt earnings. Net interest income on a tax-equivalent basis was $188.0 million in 1995, versus $163.1 million in 1994 and $148.3 million in 1993. The $25.0 million increase in 1995 is due to the 1994 third quarter acquisitions in Palestine and Kilgore, Texas, and the 1995 acquisitions of FDH Bancshares, Inc., and West-Ark Bancshares, Inc. In addition, there was a general repricing of the loan portfolio resulting in an increase in the average loan yield from 7.98% in 1994 to 8.82% in 1995. The primary reason for the 1994 increase of $14.7 million is the addition in fourth quarter 1993 of the two Texas Commerce banks and in third quarter 1994 of the banks in Palestine and Kilgore, Texas, all of which were accounted for as purchases. The Company's net interest spread increased from 3.64% for 1994 to 3.78% for 1995, while net interest margin increased from 4.26% for 1994 to 4.53% for 1995. Net interest spread represents the difference between the rates earned on assets and the rates paid on liabilities. Net interest margin measures the net interest income earned as a percentage of earning assets.
      13-29
    Net interest spread and net interest margin increased over 1994 and 1993 due to several reasons. The increase in 1995 resulted from the loan portfolio repricing combined with a 20.6% growth in average loans and leases from 1994 to 1995. The loan growth was due to internal growth, 15.8%, and acquisitions, 4.8%. During 1994, the Company reversed the declining interest margin trend it experienced in 1993 as the original four East Texas affiliates experienced significant loan growth, strengthening their low loan to deposit ratios and improving their margin. Also, the third quarter 1994 acquisitions of the banks in Palestine and Kilgore, Texas, brought additional loan volumes and higher net interest margins to the Company.

===============================================================================

Analysis of Net Interest Income (FTE = Fully Tax-Equivalent)
(Dollars in Thousands)
                                                              For the Years Ended December 31,
                                                              --------------------------------
                                                                 1995       1994       1993
                                                              ---------- ---------- ----------
Interest income.............................................. $  322,182 $  257,751 $  234,995
Fully tax-equivalent adjustment..............................      3,472      3,618      3,775
                                                              ---------- ---------- ----------
Interest income - FTE........................................    325,654    261,369    238,770
Interest expense.............................................    137,632     98,306     90,421
                                                              ---------- ---------- ----------
Net interest income - FTE.................................... $  188,022 $  163,063 $  148,349
                                                              ========== ========== ==========
Yield on earning assets - FTE................................      7.85%      6.82%      6.89%
Cost of interest bearing liabilities.........................      4.07%      3.18%      3.23%
Net interest spread - FTE....................................      3.78%      3.64%      3.66%
Net interest margin - FTE....................................      4.53%      4.26%      4.28%

===============================================================================
      13-29
       =======================================================================================================
Average Balances and Interest Rates
(Dollars in Thousands)                1995                        1994                        1993
                           --------------------------- --------------------------- ---------------------------
                                       Tax Equiv. Int.             Tax Equiv. Int.             Tax Equiv. Int.
                                      ----------------            ----------------            ----------------
                            Average   Revenue/  Yield/  Average   Revenue/  Yield/  Average   Revenue/  Yield/
                            Balance   Expense   Cost    Balance   Expense   Cost    Balance   Expense   Cost
ASSETS                     ---------- -------- ------- ---------- -------- ------- ---------- -------- -------
Earning assets
Short-term investments.... $   75,174 $  4,666   6.21% $  101,037 $  4,192   4.15% $  117,123 $  3,512   3.00%
Trading account securities        245        4   1.63         431       22   5.10         299       19   6.35
Investment securities
 - taxable................  1,125,656   62,907   5.59   1,264,305   60,582   4.79   1,187,448   58,660   4.94
 - non-taxable............    146,613   10,934   7.46     139,579   11,097   7.95     134,929   11,273   8.35
Loans and leases, net of
 unearned income..........  2,802,874  247,143   8.82   2,324,668  185,476   7.98   2,024,062  165,306   8.17
                           ---------- --------         ---------- --------         ---------- --------
  Total earning assets....  4,150,562  325,654   7.85   3,830,020  261,369   6.82   3,463,861  238,770   6.89
                           ---------- --------         ---------- --------         ---------- --------
Allowance for possible
 loan and lease losses....    (47,263)                    (49,020)                    (43,543)
Non-earning assets
 Cash and due from banks..    307,431                     249,804                     219,956
 Bank premises and equip..     93,663                      81,814                      53,540
 Other real estate owned..      2,542                       6,634                      16,406
 Other assets.............    145,433                     116,334                     102,189
                           ----------                  ----------                  ----------
Total assets.............. $4,652,368                  $4,235,586                  $3,812,409
                           ==========                  ==========                  ==========
LIABILITIES AND STOCKHOLDERS' EQUTIY
Interest bearing liabilities
Interest bearing transaction
 and savings accounts..... $1,476,193   36,638   2.48  $1,485,680   34,736   2.34  $1,302,791   31,715   2.43
Certificates of deposit
 $100,000 and over........    398,962   17,354   4.35     336,528   11,704   3.48     253,817   10,472   4.13
Other time deposits.......  1,321,091   72,300   5.47   1,169,626   47,069   4.02   1,194,074   45,147   3.78
Short-term borrowings.....    177,067   10,544   5.95      89,381    4,094   4.58      28,450      882   3.10
Long-term debt............      9,197      796   8.65       9,332      703   7.53      22,340    2,205   9.87
                           ---------- --------         ---------- --------         ---------- --------
 Total int bearing liab...  3,382,510  137,632   4.07   3,090,547   98,306   3.18   2,801,472   90,421   3.23
                           ---------- --------         ---------- --------         ---------- --------
Non-interest bearing liabilities
Non-interest bearing
 transaction accounts.....    848,662                     772,060                     656,075
Other liabilities.........     42,389                      33,735                      33,990
                           ----------                  ----------                  ----------
 Total liabilities........  4,273,561                   3,896,342                   3,491,537
Preferred stock                     -                       1,687                      10,620
Common stockholders' equity   378,807                     337,557                     310,252
                           ----------                  ----------                  ----------
Total liabilities and
stockholders' equity...... $4,652,368                  $4,235,586                  $3,812,409
Net revenue from           ==========                  ==========                  ==========
 earning assets...........            $188,022                    $163,063                    $148,349
Net yield on earning assets                      4.53%                       4.26%                       4.28%

      13-29
NOTE: Interest income on tax-exempt securities, loans and leases is calculated on a tax-equivalent basis, using a federal marginal income tax rate of 35%, and is reduced for non-deductible carrying interest. Loan balances include non-accrual loans. See Note 1 of Notes to Consolidated Financial Statements for a description of the income recognition policy.
===============================================================================

===============================================================================

Analysis of Changes in Net Revenue from Earning Assets
(Dollars in Thousands)
                                          Change from 1994 to 1995   Change from 1993 to 1994
                                         -------------------------- --------------------------
                                            Increase (Decrease)        Increase (Decrease)
                                         -------------------------- --------------------------
                                                   Due to                     Due to
                                          Due to   Yield/            Due to   Yield/
                                          Volume    Cost    Total    Volume    Cost    Total
                                         -------- -------- -------- -------- -------- --------
Revenue from earning assets
  Short-term investments................ $ (1,605)$  2,079 $    474 $   (667)$  1,347 $    680
  Trading account securities............       (3)     (15)     (18)       7       (4)       3
  Investment securities.................   (7,639)   9,801    2,162    4,162   (2,416)   1,746
  Loans and leases, net of
    unearned income.....................   42,166   19,501   61,667   23,984   (3,814)  20,170
                                         -------- -------- -------- -------- -------- --------
Change in revenue from
  earning assets........................   32,919   31,366   64,285   27,486   (4,887)  22,599
                                         -------- -------- -------- -------- -------- --------
Expense for interest bearing liabilities
  Interest bearing transaction
    and savings accounts................     (235)   2,137    1,902    4,276   (1,255)   3,021
  Certificates of deposit
    $100,000 and over.....................  2,716    2,934    5,650    2,877   (1,645)   1,232
  Other time deposits...................    8,289   16,942   25,231     (984)   2,906    1,922
  Short-term borrowings.................    5,222    1,228    6,450    2,791      421    3,212
  Long-term debt........................      (12)     105       93     (980)    (522)  (1,502)
                                         -------- -------- -------- -------- -------- --------
Change in interest expense..............   15,980   23,346   39,326    7,980      (95)   7,885
                                         -------- -------- -------- -------- -------- --------
Change in net revenue from
  earning assets........................ $ 16,939 $  8,020 $ 24,959 $ 19,506 $ (4,792)$ 14,714
                                         ======== ======== ======== ======== ======== ========

NOTE: Interest income on tax-exempt securities, loans and leases is calculated on a tax-equivalent basis, using a federal marginal income tax rate of 35%, and is reduced for non-deductible carrying interest. Loan balances include non-performing loans. See Note 1 of Notes to Consolidated Financial Statements for a description of the income recognition policy for such loans. Changes not solely due to volume or rate changes are allocated to rate.
===============================================================================

    The Arkansas usury law, which applies to all of the Company's Arkansas affiliates, currently limits interest rates on all credit classifications, except single-family mortgages, to the St. Louis Federal Reserve Bank's discount rate plus 5%. There is a rate cap of the lesser of 17% or the discount rate plus 5% on consumer credit under the current law.
      13-29
    Management has and will continue to monitor the interest sensitivity position of the Company, so as to strategically balance assets and liabilities to minimize the effects associated with changes in the interest rate environment on the net interest margin and interest spread of the Company.

    One process for achieving this balance is to manage the adjusted interest sensitivity gap of the Company. Due to the large amount of loans subject to Arkansas usury statutes and the effect those statutes have on loan terms and structures, the Company has traditionally focused on its six month adjusted gap ratio with the target range being .90 to 1.10. The Company may move within this range to optimize the tradeoff between the competitive market level of loan rates and the statutory cap rates which would be applicable to both fixed and variable rate loans. The Company has traditionally used net interest revenue simulation modeling with a variety of interest rate scenarios for certain of its large affiliate banks. During 1995, a new modeling system was introduced, providing additional capacity for the entire Company in regard to net interest revenue and duration simulation. During 1996, the Company will also use the new system to monitor economic valuation risk by measuring the sensitivity of the economic value of the Company's equity. The data used in the interest rate sensitivity analysis table on page 20 is based on repricing terms, rather than actual contractual maturities. As the table indicates, the Company is liability sensitive on a cumulative basis at both the six month and one year time periods. However, this static gap analysis considers only the dollar volumes of assets and liabilities to be repriced, while changes in net interest income are determined not only by the volumes being repriced, but also by the rates at which the assets and liabilities are repriced. For example, while savings, NOW, and money market accounts are shown as being immediately repriceable, the rates paid on these accounts tend to have a relatively low sensitivity to market interest rates. Adjusting these and other balance sheet categories for their estimated sensitivity results in the Company having a ratio of cumulative rate sensitive assets to cumulative rate sensitive liabilities of .99 at the six month period and 1.12 at the one year time period. The Company also reviews the gap position for periods in excess of one year, comparing certain longer term fixed rate assets to certain liabilities and equity.
      13-29
===============================================================================

                                                      Interest Rate Sensitivity Period
(Dollars in thousands)          ----------------------------------------------------------------------------
                                  0 - 30    31 - 90    91 - 180  181 - 365    1 to 5     Over 5
                                   Days       Days       Days       Days      Years      Years      Total
                                ---------- ---------- ---------- ---------- ---------- ---------- ----------
Earning assets:

Short-term investments......... $  108,181 $       -- $       -- $       -- $       -- $       -- $  108,181
Trading account securities.....        449         --         --         --         --         --        449
Taxable investment securities..    171,329    137,434    159,061    233,504    333,123    149,579  1,184,030
Tax-exempt investment securities     1,297      6,760      4,586      9,275     79,358     39,238    140,514
Loans and leases...............    800,936    227,042    292,447    477,811    935,529    481,797  3,215,562
                                ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total earning assets...........  1,082,192    371,236    456,094    720,590  1,348,010    670,614  4,648,736

Interest bearing liabilities:

Savings and NOW accounts.......  1,040,457         --         --         --         --         --  1,040,457
Money market accounts..........    571,837         --         --         --         --         --    571,837
Other time deposits............    324,463    329,813    376,975    367,934    348,724    252,157  2,000,066
Short-term borrowings..........    235,378         --         --         --         --         --    235,378
Long-term debt.................         --         --      1,071          2      1,079      5,018      7,170
                                ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total interest bearing
 liabilities..................   2,172,135    329,813    378,046    367,936    349,803    257,175  3,854,908

Interest rate
 sensitivity gap..............  (1,089,943)    41,423     78,048    352,654    998,207    413,439

Cumulative interest rate
 sensitivity gap..............  (1,089,943)(1,048,520)  (970,472)  (617,818)   380,389    793,828

Cumulative rate sensitive assets
 to rate sensitive liabilities       49.8%      58.1%      66.3%      81.0%     110.6%     120.6%

Cumulative gap as a percentage
 of earning assets............      (23.4%)    (22.6%)    (20.9%)    (13.3%)      8.2%      17.1%

===============================================================================

Non-Interest Income

    In addition to the net interest income increases, the Company has continued to expand and develop its sources of non-interest income. The primary sources of sustainable non-interest income are trust services, service charges on deposit accounts, mortgage services and bond trading activities. During 1995, non-interest income increased 7.8% from $68.7 million for 1994 to $74.0 million. Excluding the other real estate and investment securities gains and losses in 1995 and 1994, non-interest income increased $10.7 million, or 16.6%. The primary contributors to this increase were the acquisitions in late 1994 and late 1995, an increased mortgage servicing portfolio, and service charges from the 1995 purchase of consumer credit card loan participations. The Company's mortgage banking subsidiary continued its strong performance during 1995, with an increase in servicing fees of $6.0 million due to several
      13-29
acquisitions of loan servicing rights during 1995. In September 1995, First Commercial Mortgage Company purchased from the former National Home Mortgage Company in San Diego, California, loan servicing rights on approximately 60,000 mortgages exceeding $5 billion. In addition, purchases of servicing rights from the former Brumbaugh and Fulton Mortgage Company of Tulsa, Oklahoma, and J.I. Kislak Mortgage Corporation, Miami, Florida, were consummated in April and October, respectively. The total servicing portfolio at December 31, 1995, was $7.6 billion with an unamortized cost of purchased mortgage servicing rights of $55.9 million, compared to December 31, 1994, levels of $2.7 billion and $9.0 million, respectively.

    First Commercial Mortgage Company's operations are affected by interest rate fluctuations and market factors. Lower long-term interest rates normally increase new mortgage loan production volume, which in turn increases fee income and net interest income as a result of the higher average volume of mortgages held for sale. Lower long-term rates also increase prepayment speeds of mortgages on which purchased mortgage servicing rights (PMSRs) are currently held, which lower yields realized on the Company's investment in PMSRs. Increased prepayment speeds also accelerate paid in full (PIF) interest expense owed to certain investors. PIF interest is the partial monthly interest in the month of payoff that is not payable by the mortgagor, but is receivable by the mortgage security holder.

    Higher long-term interest rates normally decrease the general volume of new mortgage originations, decreasing the volume of mortgages held for sale. These conditions result in reduced fee income and reduced net interest income. However, the Company's average net yield as a percentage of the balance held may increase if short-term rates do not change by a corresponding degree. Higher long-term rates also decrease the prepayment speed of mortgages on which PMSRs are currently held, which in turn would increase the yield on the Company's investment in PMSRs. Decreased prepayment speeds will also decrease PIF interest expense due to loans which pay off.

    The value of the Company's loan servicing portfolio may be adversely affected if mortgage interest rates decline and loan prepayments increase. Periods of accelerated prepayments may result in future declines of income generated from the Company's loan servicing portfolio. Conversely, if mortgage interest rates increase, the value of the Company's loan servicing portfolio may be positively affected.

    During 1994, non-interest income increased from $59.0 million for 1993 to $68.7 million. The increase in 1994 was due to net gains on sales of other real estate owned and the 1993 fourth quarter addition of the two Texas Commerce banks and the 1994 purchases of the banks in Palestine and Kilgore, Texas. The mortgage banking subsidiary also contributed to increased non-interest income through servicing fees from a large acquisition of servicing rights late in 1993.
      13-29
===============================================================================

Net Interest Income                       For the Years
(Dollars in Thousands)                  Ended December 31,                 1995                  1994
                                  ------------------------------       Change from           Change from
                                    1995       1994       1993             1994                  1993
                                  --------   --------   --------   -------------------   -------------------
Trust department income.......... $ 11,424   $ 10,904   $ 10,340   $    520      4.77%   $    564      5.45%
Mortgage servicing fee income....   22,312     16,340     12,905      5,972     36.55       3,435     26.62
Broker-dealer operations income..    2,982      1,727      2,069      1,255     72.67        (342)   (16.53)
Service charges on deposits......   22,192     20,131     17,965      2,061     10.24       2,166     12.06
Other service charges and fees...    9,149      7,964      6,952      1,185     14.88       1,012     14.56
Investment securities gains
  (losses), net..................     (440)       139        221       (579)  (416.55)        (82)   (37.10)
Other real estate gains
  (losses), net..................     (303)     4,413        (89)    (4,743)  (107.48)      4,502   5058.43
Other income.....................    6,699      7,034      8,594       (335)    (4.76)     (1,560)   (18.15)
                                  --------   --------   --------   --------              --------
Total non-interest income........ $ 73,988   $ 68,652   $ 58,957   $  5,336      7.77%   $  9,695     16.44%
                                  ========   ========   ========   ========              ========

===============================================================================

Non-Interest Expense

    Non-interest expenses consist of salaries and benefits, occupancy, equipment and other expenses such as legal, postage, etc., necessary for the operation of the Company. Management is committed to controlling and even reducing the level of non-interest expenses through improved efficiency and consolidation of certain activities to achieve economies of scale without sacrificing quality service for our customers.

    Non-interest expense increased $13.4 million in 1995. Excluding the 1994 expenses associated with the settlement of the 1994 class action lawsuit by First Commercial Trust Company, non-interest expense increased $19.7 million. The primary contributors to this increase were costs associated with the purchase of consumer credit card loan participations and First Commercial Mortgage Company's expansion of mortgage loan servicing activities, the acquisitions in late 1994 and late 1995, and expense accruals relating to data processing conversions, legal expenses and charitable contributions. Excluding the effect of the 1994 and 1995 bank purchases and mortgage acquisitions and the non-recurring expense accruals, non-interest expense increased by $2.7 million, which represents an increase from 1994 of 2%.

    Non-interest expense increased $21.7 million in 1994, of which $9.1 million is a result of the Texas bank acquisitions in 1994 and the fourth quarter of 1993. Of the remaining $12.6 million, $6.3 million represents the settlement, net of insurance proceeds, of a 1994 class action lawsuit involving First Commercial Trust Company, N.A.'s, investment of customers' moneys in certain mutual funds containing derivative securities. The total cost of the settlement was $7.5 million in payments to the customers and approximately $1.75 million in attorneys' fees and other costs, less $3 million in insurance coverage. Also in 1994, the Company paid off its subordinated capital notes, resulting in an expense of $969 thousand, and experienced increased amortization expense in connection with a large acquisition of mortgage servicing rights at the end of 1993. Excluding the effect of the four Texas
      13-29
bank purchases, the non-recurring expenses and the amortization of mortgage servicing rights, non-interest expense increased by $3.8 million, which represents an increase from 1993 of 3%.

    An important tool in determining a bank's effectiveness in managing non-interest expenses is the efficiency ratio, which is calculated by dividing non-interest expense by the sum of net interest margin on a tax-equivalent basis and non-interest income, excluding securities gains and losses. The Company's ratio decreased from 62.37% in 1994 to 62.01% in 1995. The Company, in calculating its efficiency ratio has excluded the effect of the non-recurring income and expenses noted above as well as the effect of the Company's mortgage banking subsidiary, due to the high volumes and labor intensive activities associated with the mortgage servicing line of business. Additionally, the expenses related to the four Texas bank acquisitions in 1993 have been excluded from the 1994 calculation, as the financial results of these institutions were not necessarily representative of the Company's operations. The decrease in the efficiency ratio shows the Company's commitment to controlling non-interest expense and its progress toward the challenging long-term goal set by management of a 57% efficiency ratio. For a detailed analysis of the dollar and percent changes in non-interest expenses, see the accompanying table.

===============================================================================

Non-Interest Expenses                     For the Years
(Dollars in Thousands)                  Ended December 31,                1995                  1994
                                  ------------------------------       Change from           Change from
                                    1995       1994       1993            1994                  1993
                                  --------   --------   --------   -------------------   -------------------
Salaries, wages and employee
 benefits........................ $ 79,878   $ 74,981   $ 67,031   $  4,897      6.53%   $  7,950     11.86%
Net occupancy....................   11,016      9,947     10,486      1,069     10.75        (539)    (5.14)
Equipment........................   10,700      9,149      8,013      1,551     16.95       1,136     14.18
FDIC insurance...................    7,371      8,639      7,396     (1,268)   (14.68)      1,243     16.81
Amortization of purchased
 mortgage servicing rights.......    7,634      5,541      4,498      2,093     37.77       1,043     23.19
First Commercial Trust Company
 lawsuit settlement..............        -      6,257          -     (6,257)        -       6,257         -
Other expenses...................   53,707     42,361     37,767     11,346     26.78       4,594     12.16
                                  --------   --------   --------   --------              --------
Total non-interest expenses...... $170,306   $156,875   $135,191   $ 13,431      8.56%   $ 21,684     16.04%
                                  ========   ========   ========   ========              ========

===============================================================================

Income Taxes

    The effective income tax rate differs from the statutory rate primarily because of tax-exempt income from loans, leases and municipal securities. The effective tax rate was 33.2% for 1995, 32.3% for 1994, and 28.1% for 1993. The increase in 1995 and 1994 is due primarily to a decrease in tax-exempt investment income. For more information, see Note 11 of Notes to Consolidated Financial Statements.
      13-29
Loan and Lease Portfolio

    At December 31, 1995, the Company's loan and lease portfolio, net of unearned income, reached $3.2 billion, an increase of 27% from year-end 1994's balance of $2.5 billion. Excluding the 1995 acquisitions, which loan balances are not reflected in 1994, loans increased 15%. Approximately $105 million of the 1995 increase relates to increased mortgage production volume experienced by the Company's mortgage subsidiary. In addition, in July of 1995, the Company bought approximately $25 million in credit card loan participations from its 50% owned affiliate bank in Norman, Oklahoma. The remaining $261 million increase in the loan and lease portfolio reflects increased loan demand. This 10% internal growth in the loan and lease portfolio was spread through all categories, with strong growth occurring in the retail consumer and residential sectors. Commercial loans also experienced solid growth due to increased demand in most of the markets served by the Company's affiliates.
The Company has continued its policy of conservative lending thereby avoiding significant risk areas, such as out of territory lending and highly leveraged transactions ("leveraged buy-outs"). This has been and will remain the philosophy of Company management.

    In keeping with this philosophy, the Company has no foreign loans, no loans outstanding to borrowers engaged in highly leveraged transactions, and no concentrations of credit to borrowers in any one industry. A concentration generally exists when more than 10% of total loans are outstanding to borrowers in the same industry.

===============================================================================

Loans and Leases by Type and Non-Performing Status
(Dollars in Thousands)                                             December 31,
                                              ------------------------------------------------------
                                                 1995       1994       1993       1992       1991
                                              ---------- ---------- ---------- ---------- ----------
Types of loans and leases
 Commercial, financial and agricultural...... $  602,348 $  488,399 $  448,282 $  363,462 $  381,925
 Real estate - construction..................    140,285    104,259     78,552     64,140     66,748
             - 1-4 family....................    977,024    725,646    655,224    586,226    539,551
             - other.........................    687,849    518,918    453,870    341,810    333,669
 Loans for purchasing or carrying securities.     11,568      9,304     11,277      9,930     12,021
 Consumer....................................    806,945    686,650    542,560    445,092    416,380
 Direct lease financing......................     32,196     30,689     21,981     15,516      7,817
 Other.......................................      9,414     16,793     16,367      8,961      7,052
                                              ---------- ---------- ---------- ---------- ----------
   Total loans and leases.................... $3,267,629 $2,580,658 $2,228,113 $1,835,137 $1,765,163
                                              ========== ========== ========== ========== ==========
Non-performing loans
 Impaired loans.............................. $      739 $        - $        - $        - $        -
 Other non-accrual loans.....................      9,610      9,522     11,635     11,635     17,464
 Loans past due 90 days or
  more and still accruing....................      6,919      3,391      3,544      3,216      7,005
 Restructured loans..........................        170        386        520        709      3,273
                                              ---------- ---------- ---------- ---------- ----------
   Total non-performing loans................ $   17,438 $   13,299 $   15,699 $   15,560 $   27,742
                                              ========== ========== ========== ========== ==========

      13-29
NOTES:
1. The total interest income that would have been recorded on non-accrual loans if the loans had been current in accordance with their terms is $884,386, $872,413 and $1,026,899 for 1995, 1994 and 1993, respectively.
    Interest income actually received on these loans is immaterial.
2. Loans are placed on non-accrual status when doubt as to collectibility of interest exists. See Note 1 of Notes to Consolidated Financial Statements for a description of the income recognition policy for such loans.
3. Presently there are no significant amounts of loans where serious doubts exist as to the ability of the borrowers to comply with the current loan payment terms which are not included in the non-performing categories as reflected above. Additionally, no concentrations of loans exceeding 10% of total loans currently exist which are required to be disclosed as a separate category of loans above.
===============================================================================

===============================================================================

Maturity and Interest Rate Sensitivity of Loans
(Dollars in Thousands)                                     Loans at December 31, 1995, maturing in:
                                                         -------------------------------------------
                                                                     Over One
                                                          One Year   Through      Over
                                                          or Less   Five Years Five Years   Total
                                                         ---------- ---------- ---------- ----------
Commercial, financial and agricultural.................. $  173,866 $  400,746 $   27,736 $  602,348
Real estate - construction..............................     77,148     48,150     14,987    140,285
                                                         ---------- ---------- ---------- ----------
Total................................................... $  251,014 $  448,896 $   42,723 $  742,633
                                                         ========== ========== ========== ==========
Predetermined rates..................................... $  110,074 $  340,509 $   28,713 $  479,296
Variable rates..........................................    140,940    108,383     14,014    263,337

===============================================================================

    Business loans (totaling $602.3 million and approximately 18% of total loans at year end) consist of commercial, financial and agricultural loans and is comprised primarily of loans to customers in the regional trade area of the bank subsidiaries in the state of Arkansas, East Texas, Northwest Louisiana and Memphis, Tennessee. The bank subsidiaries generally do not participate in credits of large, publicly traded companies unless operations are maintained in the local communities. The portfolio is diversified from an industry standpoint and includes businesses engaged in manufacturing, wholesale, retail, agri-business, insurance, financial services and other service businesses. Emphasis is upon middle-market and small businesses with known local management and financial stability. Continued growth in business loans will be based upon strong solicitation efforts in a highly competitive market environment for quality loans. Asset quality is, in part, a function of management's consistent application and conservative underwriting standards. Risks associated with business loans such as financial performance, stability/longevity, loan structure (term/type), collateral and economic vulnerability, although not all inclusive, are considered in the underwriting process and loan monitoring.

    The portfolio of real estate-construction loans amounted to $140.3 million and approximately 4% of total loans at December 31, 1995. Management continues to maintain relatively low exposure in this category, being very conscious of
      13-29
the potential deterioration in market values of collateral for these types of loans. The portfolio consists of residential construction, commercial construction, and land development loans, predominantly in the local markets of the Company's banking subsidiaries. Commercial construction loans are for small and medium-sized office buildings, manufacturing and warehousing facilities, strip shopping centers, apartment complexes and other commercial properties. Exposure to larger speculative office and rental space is minimal. Residential construction and land development loans are primarily located in the state of Arkansas and East Texas. Management considers the risk associated with real estate loans such as cash flows, interest rate changes, project completion and lease up, collateral, term and type of loan, regulatory and tax issues, financial structure of the borrower and financial stability and longevity of the borrower in the underwriting process.

    The mortgage loans in the real estate-mortgage category are extended, predominately, for owner-occupied residential properties. At December 31, 1995, there were $1.7 billion in loans outstanding, or 51% of total loans. The primary reasons for the increase in real estate-mortgage loans were the acquisitions of FDH Bancshares, Inc., and National Home Mortgage Company during 1995. Historically, the underwriting terms for real estate-mortgage loans have generally limited the borrowing availability such that an outstanding loan to a borrower would not exceed a percentage of the appraised value of the real estate. These percentages vary according to the type of real estate securing the mortgage loan and range from a low of 65% on mortgage loans secured by undeveloped land, to 80% for home equity loans, up to a high of 85% on 1-4 family residential mortgage loans. The five year history of net charge-offs on real estate-mortgage loans reflects an improving trend with only small losses over the past two years. Credit quality at December 31, 1995, is considered to be above average.

    The consumer loan portfolio consists of both secured and unsecured loans to individuals for various personal reasons such as automobile financing, home improvements, recreational and educational purposes. Net charge-offs have consistently been below .30% of consumer loans for each of the past three years. Current delinquency ratios are in line with past charge-off results and significant changes in loss trends are not anticipated by management.

Loan and Lease Risk Management

    The Company, in keeping with its focus on goals of strength, profitability and growth, in that order of priority, manages and controls the risk in the loan and lease portfolio through various strategies. The Asset Quality Committee, an independent committee of the Company's Board of Directors, actively reviews and approves overall corporate loan policies and procedures and monitors asset quality trends and concentrations of credit by loan size and industry. A corporate "in-house lending limit" has been set to reduce the risk in the event that a borrower fails to perform with any exception requiring approval at the corporate level. The in-house lending limit represents only 26% of the combined corporate legal lending limit. The Company has only 1 credit facility that exceeds the in-house limit at December 31, 1995, which represents 29% of the combined corporate legal lending limit. Loans and leases are also monitored for loan quality through risk ratings as defined in the Company's credit policy.

    During 1995, Federal and State regulatory agencies completed asset quality examinations at all of the Company's subsidiary banks. The Company's level and classification of potential problem loans identified as part of management's routine internal risk rating system was not altered significantly as a result
      13-29
of this regulatory examination process. The Asset Quality Committee has established various lending standards such as in-house lending limits, concentrations of credit, collateral requirements, loan to value guidelines, exceptions to policies, etc., and monitors each affiliate bank as to their performance to these standards. An asset quality index is also used. This index has seven key ratios of even weight that are monitored for each affiliate bank to determine their composite grade. The composite grade is also used by the Company's Loan Review Division to assist in establishing the scope and frequency of reviews. The Loan Review Division is an independent function of the Asset Quality Committee. Loan Review's function complements and reinforces the risk identification and assessment of our lenders, provides the Company with an early warning identification system of deteriorating assets, reviews for adherence to credit policies and procedures, and provides the Committee and management with reports regarding the overall quality of the loan portfolio and other bank assets with credit risk.

Asset Quality

    Management's on-going review of the loan portfolio results in the transfer of loans to non-accrual status when doubt as to collectibility of principal or interest exists under the original terms. In addition, the accrual of income is discontinued if, in the opinion of management, the borrower will be unable to meet future contractual obligations. Loans may be placed on non-accrual status even though the presence of collateral may be sufficient to provide for ultimate repayment. During the first quarter of 1995, the Company adopted Statement of Financial Accounting Standard No. 114 ("Statement 114"), "Accounting by Creditors for Impairment of a Loan" as amended by Statement of Financial Accounting Standard No. 118 ("Statement 118"), "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." Due to the Company's existing stringent loan classification policies, adoption of Statement 114 and Statement 118 has had no material impact on the Company's results of operations.

    As can be seen in the table entitled Asset Quality, net charge-offs were .08% of average loans and leases in 1995 compared to .04% in 1994. Net charge-
offs for 1993 were .16% of average loans and leases. The relatively low levels of net charge-offs in 1995, 1994 and 1993 reflects the continuing improvement in asset quality that the Company has experienced from the conservative approach applied to its lending policies and the generally positive economic environment in the Company's markets.

===============================================================================

Asset Quality                                                      December 31,
                                              ------------------------------------------------------
                                                 1995       1994       1993       1992       1991
                                              ---------- ---------- ---------- ---------- ----------
 Net charge-offs to average loans and leases.       .08%       .04%       .16%       .52%       .42%
Allowance for possible loan and lease
 losses to total loans and leases............      1.60%      1.79%      2.19%      2.15%      2.25%
Non-performing loans to total loans
 and leases..................................       .54%       .52%       .72%       .86%      1.61%

===============================================================================
      13-29
Provision and Allowance for Possible Loan and Lease Losses

    The allowance for loan and lease losses is the amount deemed by management to be adequate to provide for possible losses on loans and leases that may become uncollectible. Reviews of general loss experience and the performance of specific credits are conducted in determining reserve adequacy and required provision expense.

    The principal areas of risk are in the general real estate loan portion of the portfolio, and accordingly, this area has the largest balance of the reserve allocated to it. Management attempts to control these risks by maintaining a diverse portfolio with no significant concentrations and through a very aggressive real estate writedown policy. Also, the Company has committed less than 26 loan relationships over $5 million, which further mitigates these risks. A key indicator of the adequacy of the allowance for possible loan and lease losses is the ratio of the allowance to non-performing loans. The Company's ratio has been at or above 100% for the past six years. At December 31, 1995, the Company's ratio was 294.42%. This means that for every dollar of non-performing loans (impaired loans, other non-accrual loans, loans 90 days or more past due, and renegotiated loans), $2.94 is set aside in the Company's reserve to cover possible losses. The ratio at December 31, 1995, represents a decrease from the December 31, 1994, ratio of 340.82%.

    Another indication of reserve adequacy is the allowance for possible loan and lease losses and other real estate losses to non-performing assets (defined as impaired loans, other non-accrual loans, renegotiated debt, and other real estate owned). At December 31, 1995, this ratio was 376.30%, up from 347.35% at December 31, 1994, indicating that the Company has $3.76 set aside in reserves for every dollar of non-performing assets. The improvement seen in this ratio from 1994 to 1995 is primarily due to other real estate sales. Both of the reserve adequacy ratios indicate the conservative approach the Company has taken in regard to building reserves for possible future losses.

    As of December 31, 1995, the allowance for loan and lease losses equaled $51.3 million or 1.60% of total loans and leases. Comparatively, the allowance for loan and lease losses amounted to $45.3 million or 1.79% of total loans and leases at December 31, 1994. The provision for possible loan and lease losses was $3.1 million in 1995, as compared to a negative $3.1 million in 1994, and $4.4 million in 1993.

    The 1994 provision included a negative $4.1 million recorded in fourth quarter which resulted from the following: 1) continuing improvement of asset quality during 1994 as reflected in the non-performing loan ratios; 2) regulatory guidance to review each affiliate bank's methodology for general and historical allocations for consistency within the Company; and 3) internal analyses of reserves that were completed in the fourth quarter.
      13-29
===============================================================================

Allocation of Allowance for Possible Loan and Lease Losses
(Dollars in Thousands)                                             December 31,
                                              ------------------------------------------------------
                                                 1995       1994       1993       1992       1991
                                              ---------- ---------- ---------- ---------- ----------
Commercial, financial and agricultural....... $   10,682 $   10,418 $   12,109 $    9,668 $   11,344
Real estate..................................     18,465     15,869     17,588     11,032      5,626
Consumer.....................................      7,766      5,715      6,215      5,276      4,575
Other........................................        543        801        698      1,825        738
General risk.................................     13,885     12,522     11,470     10,911     16,539
                                              ---------- ---------- ---------- ---------- ----------
Total allowance for possible
loan and lease losses........................ $   51,341 $   45,325 $   48,080 $   38,712 $   38,822
                                              ========== ========== ========== ========== ==========

===============================================================================

===============================================================================

Percentage Distribution of Allowance Allocation
and Categories of Loans as a Percent of Loans
                                                           December 31,
                     ------------------------------------------------------------------------------------
                           1995             1994             1993             1992             1991
                     ---------------- ---------------- ---------------- ---------------- ----------------
                     Allowance Loans  Allowance Loans  Allowance Loans  Allowance Loans  Allowance Loans
                     --------- ------ --------- ------ --------- ------ --------- ------ --------- ------
Commercial, financial
 and agricultural...     20.8%  18.4%     23.0%  18.9%     25.2%  20.1%     25.0%  19.8%     29.2%  21.6%
Real estate.........     36.0   55.2      35.0   52.3      36.6   53.3      28.5   54.1      14.5   53.3
Consumer............     15.1   24.7      12.6   26.6      12.9   24.4      13.6   24.2      11.8   23.6
Other...............      1.1    1.7       1.8    2.2       1.5    2.2       4.7    1.9       1.9    1.5
General risk........     27.0      -      27.6      -      23.8      -      28.2      -      42.6      -
                     --------- ------ --------- ------ --------- ------ --------- ------ --------- -----
Total...............    100.0% 100.0%    100.0% 100.0%    100.0% 100.0%    100.0% 100.0%    100.0% 100.0%
                     ========= ====== ========= ====== ========= ====== ========= ====== ========= ======

===============================================================================
      13-29
===============================================================================

Summary of Loan and Lease Loss Experience
(Dollars in Thousands)                                             December 31,
                                              ------------------------------------------------------
                                                 1995       1994       1993       1992       1991
                                              ---------- ---------- ---------- ---------- ----------
Beginning balance of allowance for possible
 loan and lease losses....................... $   45,325 $   48,080 $   38,712 $   38,822 $   33,011
  Loans and leases charged off:
   Commercial, financial and agricultural....        905        710      2,042      2,761      4,540
   Real estate - construction................      1,068         11         39         43          -
   Real estate - mortgage....................        663        820      2,287      5,978      2,229
   Consumer..................................      3,322      2,604      2,411      2,874      2,231
   Other.....................................         64         11        129         81        319
                                              ---------- ---------- ---------- ---------- ----------
Total charged off............................      6,022      4,156      6,908     11,737      9,319
                                              ---------- ---------- ---------- ---------- ----------
 Recoveries of loans and leases
  previously charged off:
   Commercial, financial and agricultural....      2,060      1,501      2,106      1,640      1,479
   Real estate - construction................        403         73         52         23         14
   Real estate - mortgage....................        385        658        886        490        356
   Consumer..................................      1,034        861        677        519        482
   Other.....................................         31         80         26         14         34
                                              ---------- ---------- ---------- ---------- ----------
Total recoveries.............................      3,913      3,173      3,747      2,686      2,365
                                              ---------- ---------- ---------- ---------- ----------
Net loans and leases charged off.............      2,109        983      3,161      9,051      6,954
Provision for possible loan and lease losses.      3,059     (3,092)     4,416      8,941      9,992
Balance of allowance of purchased banks......      5,066      1,320      8,113          -      2,773
                                              ---------- ---------- ---------- ---------- ----------
Ending balance of allowance for possible
loan and lease losses........................ $   51,341 $   45,325 $   48,080 $   38,712 $   38,822
                                              ========== ========== ========== ========== ==========
Average loans and leases outstanding......... $2,802,874 $2,324,668 $2,024,062 $1,753,501 $1,655,173

NOTE: The amount charged to operations and the related balance in the allowance for possible loan and lease losses is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors including, but not limited to, general economic conditions, loan portfolio composition, prior loan loss experience, and management's estimation of future potential losses.
===============================================================================

Investment Portfolio

    The book value of investment securities at December 31, for each of the last three years and the maturity and yield distribution of investment securities at December 31, 1995, are presented in the accompanying tables. During the first quarter of 1994, the Company adopted Statement of Financial Accounting Standard No. 115 ("Statement 115"), "Accounting for Certain Investments in Debt and Equity Securities." In accordance with Statement 115, prior period financial statements have not been restated to reflect the change in accounting principle. Pursuant to Statement 115 the securities classified as available-for-sale are carried at fair value.
      13-29
===============================================================================

Investment Securities
(Dollars in Thousands)
                                                              For the Years Ended December 31,
                                                              --------------------------------
                                                                 1995       1994       1993
                                                              ---------- ---------- ----------
Held-to-maturity
 U.S. Treasuries and government agencies..................... $  195,201 $  567,804 $1,036,457
 States and political subdivisions...........................     60,732    115,093    150,118
 Other.......................................................     95,482    217,167    282,091
                                                              ---------- ---------- ----------
Total........................................................    351,415    900,064  1,468,666
                                                              ---------- ---------- ----------
Available-for-sale
 U.S. Treasuries and government agencies.....................    636,564    283,847          -
 States and political subdivisions...........................    109,819     28,318          -
 Other.......................................................    226,746     96,964          -
                                                              ---------- ---------- ----------
Total........................................................    973,129    409,129          -
                                                              ---------- ---------- ----------
Total investment securities.................................. $1,324,544 $1,309,193 $1,468,666
                                                              ========== ========== ==========

NOTE: The investment portfolio of the Company is used to generate stable earnings, provide liquidity and serve as one of the primary means of interest rate risk management. Active, aggressive management of the portfolio is required to accomplish these goals. The purchase of held-to-maturity investment securities is made with the positive intent and ability to hold these assets to maturity. Held-to-maturity investment securities are therefore carried at amortized cost in the financial statements. Available-for-sale investment securities are carried at fair value. Changes in the economy, the yield curve, interest rate risk and liquidity are all part of the business cycle. Changes in these areas may necessitate altering the investment portfolio. Sales of securities, when necessary to react to the aforementioned changes, are not materially influenced by unrealized losses or gains existing in the portfolio.
===============================================================================
      13-29
===============================================================================

Investment Securities Portfolio Analysis
(Dollars in Thousands)                    Investments at December 31, 1995, maturing in:
                     ----------------------------------------------------------------------------------------
                         Less Than        One to Five       Five to Ten      More Than Ten
                          One Year           Years             Years             Years             Total
                     ----------------- ----------------- ----------------- ----------------- -----------------
                       Amount    Yield   Amount    Yield   Amount    Yield   Amount    Yield   Amount    Yield
                     ----------  ----- ----------  ----- ----------  ----- ----------  ----- ----------  -----
Held-to-maturity
U.S. Treasuries
 and government
 agencies........... $  128,484  5.53% $   65,759  5.87% $      958  6.83% $        -     -% $  195,201  5.65%
States and political
 subdivisions.......     15,834  4.56      26,045  5.07      11,056  5.23       7,797  5.44      60,732  5.01
Other...............     32,074  5.78      53,952  5.70       8,205  6.41       1,251  7.97      95,482  5.82
                     ----------  ----- ----------  ----- ----------  ----- ----------  ----- ----------  -----
Total...............    176,392  5.49     145,756  5.67      20,219  5.79       9,048  5.80     351,415  5.59
                     ----------  ----- ----------  ----- ----------  ----- ----------  ----- ----------  -----
Available-for-sale
U.S. Treasuries
 and government
 agencies...........    383,147  5.31     247,612  5.73       4,321  6.91       1,484  7.50     636,564  5.49
States and political
 subdivisions.......      9,783  4.60      64,156  4.92      24,476  5.40      11,404  5.37     109,819  5.04
Other...............     60,225  5.62     109,584  5.97      29,806  6.34      27,131  6.09     226,746  5.94
                     ----------  ----- ----------  ----- ----------  ----- ----------  ----- ----------  -----
Total...............    453,155  5.33     421,352  5.67      58,603  6.00      40,019  5.94     973,129  5.54
                     ----------  ----- ----------  ----- ----------  ----- ----------  ----- ----------  -----
Total investment
 securities......... $  629,547  5.38  $  567,108  5.67  $   78,822  5.95  $   49,067  5.91  $1,324,544  5.55
                     ==========  ===== ==========  ===== ==========  ===== ==========  ===== ==========  =====

NOTE: Interest income on tax-exempt securities is calculated on a tax-equivalent basis, using a federal marginal income tax rate of 35%.
===============================================================================

Liquidity

    Long-term liquidity is a function of a large core deposit base and a strong capital position. Core deposits, which consist of total deposits less certificates of deposit of $100,000 and over, represent the Company's largest and most important funding source. The capital position of the Company is a result of internal generation of capital and earnings retention. The Company manages dividends to retain sufficient capital for long-term liquidity and growth. Average total core deposits, excluding 1995 bank acquisitions, increased $91 million or 3% from December 31, 1994, to December 31, 1995. The increase in average core deposits was a result of the Company's attempt to provide its customers a wide range of new and competitive deposit products. Presented in the accompanying table are certificates of deposit and other time deposits of $100,000 and over, by time remaining to maturity. Two key measures of the Company's long-term liquidity are the ratios of loans and leases to total deposits and loans and leases to core deposits. Lower ratios in these two measures correlate to higher liquidity. As can be seen from the table below, the Company's liquidity ratios have increased from 1994 to 1995 and 1993 to 1994, indicating lower liquidity. The Company's liquidity ratios have
      13-29
decreased because the funding of loans has outpaced the growth in the Company's core deposit base. However, the Company's relatively sound deposit base, along with its low debt level and common and preferred stock availability, provide several alternatives for future financing and long-term liquidity needs.

    Short-term liquidity is the ability of the Company to meet the borrowing needs and deposit withdrawal requirements of its customers due to growth in the customer base and, to a lesser extent, seasonal and cyclical customer demands. Short-term liquidity needs can be met by short-term borrowings in state and national money markets. Short-term borrowings include federal funds purchased, securities sold under agreement to repurchase, treasury tax and loan accounts, and other borrowings. Amounts and interest rates related to federal funds purchased and securities sold under agreement to repurchase for the last three years are presented in the accompanying table. Average short-term borrowings exceeded average short-term investments by $101.9 million in 1995. Average short-term investments exceeded average short-term borrowings by $11.7 million in 1994 and $88.7 million in 1993. The 1995 and 1994 decrease in excess short-term investments occurred due to the use of short-term borrowings by the Company to fund overall loan growth in the Company and the two Texas bank purchases in the third quarter of 1994. Future short-term liquidity needs for daily operations are not expected to vary significantly and management believes that the Company's level of liquidity is sufficient to meet current funding requirements.

===============================================================================

Maturity Distribution of Time Deposits $100,000 and Over
(Dollars in Thousands)                                                        December 31, 1995
                                                                          --------------------------
                                                                          Certificates
                                                                           of Deposit    Other Time
                                                                          ------------  ------------
Three months or less..................................................... $    229,992  $      5,202
Over three months to six months..........................................      120,020        10,496
Over six months to twelve months.........................................       89,659         8,145
Over twelve months.......................................................       65,632        21,548
                                                                          ------------  ------------
Total.................................................................... $    505,303  $     45,391
                                                                          ============  ============

===============================================================================
      13-29
===============================================================================

Federal Funds Purchased and Securities Sold
Under Agreements to Repurchase
(Dollars in Thousands)                                                    December 31,
                                                            ----------------------------------------
                                                                1995          1994          1993
                                                            ------------  ------------  ------------
Balance at December 31..................................... $    178,563  $    107,461  $     46,700
Average daily amount outstanding...........................      128,281        45,722        26,420
Maximum month-end balance..................................      200,310       107,461        46,700
Average daily interest rate................................         5.9%          4.2%          3.2%
Weighted average interest rate on balance at December 31...         5.0%          6.0%          2.7%

===============================================================================

===============================================================================

                                                                For the Years Ended December 31,
                                                            ----------------------------------------
                                                                1995          1994          1993
                                                            ------------  ------------  ------------
Average loans and leases to average deposits...............       69.29%        61.76%        59.41%
Average loans and leases to average core deposits..........       76.88%        67.83%        64.20%

===============================================================================

Capitalization

    The Company maintains its goal of providing a strong capital position while earning an acceptable return for its shareholders. Management will use the additional financial leverage provided by internal generation of capital and recent acquisitions in pursuit of above average return opportunities. A position of strength is important to the Company's customers, investors and regulators.

    At year-end 1995, the Company's equity to asset ratio was 8.06% compared to 7.85% at year-end 1994 and 8.02% at year-end 1993. At December 31, 1995, the Company's leverage, tier 1 capital and risk-based capital ratios substantially exceeded the required 3%, 4% and 8% levels established by the Board of Governors of the Federal Reserve System, as can be seen from the accompanying table. It is this strong capital base that enabled the Company to purchase the six banks in Texas during 1993 and 1994. With these bank purchases and the related asset increase, the ratio of equity to assets experienced a slight decline in 1994 but returned to the 1993 level in 1995. While management plans to maintain the Company's strong capital base, it recognizes the need to effectively manage capital levels as they relate to asset growth. In order to avoid declining return on equity ratios caused by a more rapid rate of growth in capital than in assets, management will continue to evaluate options to utilize excess capital thereby improving return on equity.
      13-29
===============================================================================

                                               Regulatory   ----------------------------------------
                                                Minimum         1995          1994          1993
                                              ------------  ------------  ------------  ------------
Tier 1 capital to assets.....................        3.00%         7.31%         7.50%         7.65%
Tier 1 capital to risk-adjusted assets.......        4.00%        11.31%        12.56%        13.92%
Total capital to risk-adjusted assets........        8.00%        12.14%        13.33%        15.36%

===============================================================================

Dividend Policy

    The Company's long-term dividend policy is to pay between 30% and 35% of earnings in cash dividends to its stockholders while maintaining adequate capital to support growth. Annual dividends per share have been increased in each of the past three years from $.54 in 1993, to $.67 in 1994, and $.78 in 1995. In 1995, the Company increased its dividend rate for the ninth consecutive year, bringing the annual rate at the end of the year to $.84 per share. In 1995, the Company declared a seven percent stock dividend to stockholders of record on December 14, 1995; and in 1994, the Company declared a five percent stock dividend to stockholders of record on December 15, 1994. In addition, in 1993, the Company declared a three-for-two stock split in the form of a stock dividend to stockholders of record on December 15, 1993. Accordingly, all per share data has been restated to reflect these increases in shares outstanding.

    The dividend payout ratios for the past three years were 35.77% in 1995, 33.97% in 1994, and 29.98% in 1993. The level of dividends was below the long-term goal in 1993 due to the decision by the Board of Directors to retain earnings for investment in above average return opportunities providing enhanced shareholder value. The Company's Board of Directors reviews the cash dividend policy and payout levels annually in the fourth quarter.

    The Company is not aware of any current recommendations by any regulatory authorities which, if they were implemented, are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

    The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol "FCLR" and is quoted on NASDAQ's National Market System. The high and low bid prices of the common stock, as reported by NASDAQ, and the dividends declared per share can be seen in the quarterly operating results table on the following page. On December 31, 1995, there were 3,180 shareholders of record. Additionally, 1,245 persons were holders of record of Company common stock on December 31, 1995, through various stock ownership plans of the Company.
      13-29
===============================================================================

Selected Quarterly Operating Results
(In Thousands Except for Per Share Data)                         Years Ended December 31,
                                                       ------------------------------------------
                                                           1995           1994           1993
                                                       ------------   ------------   ------------
Interest Income:
 First Quarter........................................ $     73,508   $     60,422   $     56,365
 Second Quarter.......................................       78,672         62,456         59,035
 Third Quarter........................................       81,844         64,923         58,813
 Fourth Quarter.......................................       88,158         69,950         60,782
-------------------------------------------------------------------------------------------------
                                                       $    322,182   $    257,751   $    234,995
Net Interest Income:
 First Quarter........................................ $     42,633   $     37,774   $     34,542
 Second Quarter.......................................       44,790         39,024         36,196
 Third Quarter........................................       46,735         39,930         36,431
 Fourth Quarter.......................................       50,392         42,717         37,405
-------------------------------------------------------------------------------------------------
                                                       $    184,550   $    159,445   $    144,574
Provision for Possible Loan and Lease Losses:
 First Quarter........................................ $        825   $        518   $        901
 Second Quarter.......................................          434            523          1,453
 Third Quarter........................................          481              8          1,027
 Fourth Quarter.......................................        1,319         (4,141)         1,035
-------------------------------------------------------------------------------------------------
                                                       $      3,059   $     (3,092)  $      4,416
Net Income:
 First Quarter........................................ $     12,692   $     11,965   $     11,524
 Second Quarter.......................................       13,725         12,705         11,327
 Third Quarter........................................       14,827         12,721         11,744
 Fourth Quarter.......................................       15,666         12,917         11,370
-------------------------------------------------------------------------------------------------
                                                       $     56,910   $     50,308   $     45,965
Earnings Per Common Share:
 First Quarter........................................ $        .49   $        .46   $        .44
 Second Quarter.......................................          .52            .49            .43
 Third Quarter........................................          .57            .50            .44
 Fourth Quarter.......................................          .59            .51            .43
-------------------------------------------------------------------------------------------------
                                                       $       2.17   $       1.96   $       1.74
Dividends Per Common Share:
 First Quarter........................................ $        .19   $        .16   $        .12
 Second Quarter.......................................          .19            .16            .12
 Third Quarter........................................          .19            .16            .14
 Fourth Quarter.......................................          .21            .19            .16
-------------------------------------------------------------------------------------------------
                                                       $        .78   $        .67   $        .54

      13-29

Selected Quarterly Operating Results (continued)
(In Thousands Except for Per Share Data)                         Years Ended December 31,
                                                       ------------------------------------------
                                                           1995           1994           1993
                                                       ------------   ------------   ------------
Bid Price Per Common Share:
High for the period
 First Quarter........................................ $      22.78   $      19.58   $      20.32
 Second Quarter.......................................        23.95          20.81          19.43
 Third Quarter........................................        26.40          22.59          19.58
 Fourth Quarter.......................................        32.50          21.26          19.43

Low for the period
 First Quarter........................................ $      20.33   $      17.80   $      17.65
 Second Quarter.......................................        22.66          17.36          17.36
 Third Quarter........................................        23.60          20.81          18.39
 Fourth Quarter.......................................        25.93          18.93          18.84

===============================================================================

Report of Management

    The financial statements and related financial information presented herein were prepared by management in accordance with generally accepted accounting principles and include amounts that are based on management's best estimates and judgments. The Company maintains an accounting system and related controls that are sufficient to provide reasonable assurance that assets are safeguarded, and that transactions are properly authorized and recorded. The concept of reasonable assurance is based on the recognition that the cost of an accounting and control system must be related to the benefits derived. The accounting system and related controls are monitored by an extensive internal audit program and tested by the Company's independent auditors in accordance with generally accepted auditing standards. The Company's internal auditor and independent auditors meet regularly with the Audit Committee of the Board of Directors to ensure that respective responsibilities are being properly discharged and to discuss the results of audits.

Report of Ernst & Young LLP, Independent Auditors
The Board of Directors and Stockholders
First Commercial Corporation

    We have audited the accompanying consolidated balance sheets of First Commercial Corporation as of December 31, 1995, and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1993 financial statements of State First Financial Corporation, a wholly owned subsidiary, which statements reflect total revenues constituting 18% of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for State First Financial Corporation, is based solely on the report of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, based on our audits and, for 1993, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Commercial Corporation at December 31, 1995, and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Little Rock, Arkansas
January 30, 1996

Consolidated Statements of Income
(In Thousands Except for Per Share Data)                         Years Ended December 31,
                                                       ------------------------------------------
                                                           1995           1994           1993
                                                       ------------   ------------   ------------
Interest income
  Loans and leases, including fees.................... $    247,038   $    185,337   $    165,000
  Short-term investments..............................        4,666          4,192          3,512
  Investment securities - taxable.....................       62,907         60,582         58,659
                        - non-taxable.................        7,567          7,618          7,805
  Trading account securities..........................            4             22             19
                                                       ------------   ------------   ------------
    Total interest income.............................      322,182        257,751        234,995
Interest expense
  Interest on deposits................................      126,292         93,509         87,334
  Short-term borrowings...............................       10,544          4,094            882
  Long-term debt......................................          796            703          2,205
                                                       ------------   ------------   ------------
    Total interest expense............................      137,632         98,306         90,421
Net interest income...................................      184,550        159,445        144,574
Provision for possible loan and lease losses (Note 7).        3,059         (3,092)         4,416
                                                       ------------   ------------   ------------
  Net interest income after provision for
    possible loan and lease losses....................      181,491        162,537        140,158
Other income
  Trust department income.............................       11,424         10,904         10,340
  Mortgage servicing fee income.......................       22,312         16,340         12,905
  Broker-dealer operations income.....................        2,982          1,727          2,069
  Service charges on deposits.........................       22,192         20,131         17,965
  Other service charges and fees......................        9,149          7,964          6,952
  Investment securities gains (losses), net...........         (440)           139            221
  Other real estate gains (losses), net...............         (330)         4,413            (89)
  Other income........................................        6,699          7,034          8,594
                                                       ------------   ------------   ------------
    Total other income................................       73,988         68,652         58,957
Other expenses
  Salaries, wages and employee benefits (Note 13).....       79,878         74,981         67,031
  Net occupancy.......................................       11,016          9,947         10,486
  Equipment...........................................       10,700          9,149          8,013
  FDIC insurance......................................        7,371          8,639          7,396
  Amortization of purchased mortgage servicing rights.        7,634          5,541          4,498
  First Commercial Trust Company lawsuit settlement...            -          6,257              -
  Other expenses......................................       53,707         42,361         37,767
                                                       ------------   ------------   ------------
    Total other expenses..............................      170,306        156,875        135,191
Income before income taxes............................       85,173         74,314         63,924
Income tax provision (Note 11)........................       28,263         24,006         17,959
                                                       ------------   ------------   ------------
Net income............................................ $     56,910   $     50,308   $     45,965
                                                       ============   ============   ============
Weighted average number of common shares
  outstanding during the period.......................   26,221,023     25,607,960     25,714,354
Earnings per common share (Note 1).................... $       2.17   $       1.96   $       1.74

See accompanying notes.

Consolidated Balance Sheets
(Dollars in Thousands)                                                                  December 31,
                                                                                ---------------------------
                                                                                    1995           1994
                                                                                ------------   ------------
Assets
 Cash and due from banks (Note 4).............................................. $    432,117   $    287,376
 Federal funds sold............................................................      108,181         71,979
                                                                                ------------   ------------
  Total cash and cash equivalents..............................................      540,298        359,355
 Investment securities held-to-maturity, estimated market value
  $352,492 ($865,366 in 1994) (Notes 4 & 5)....................................      351,415        900,064
 Investment securities available-for-sale (Notes 4 & 5)........................      973,129        409,129
 Trading account securities....................................................          449             13
 Loans and leases, net of unearned income (Note 6).............................    3,215,562      2,534,793
 Allowance for possible loan and lease losses (Note 7).........................      (51,341)       (45,325)
                                                                                ------------   ------------
  Net loans and leases.........................................................    3,164,221      2,489,468
 Bank premises and equipment, net (Note 8).....................................      106,665         87,046
 Other real estate owned, net of allow. for poss. losses of $50 ($67 in 1994)..        2,266          3,093
 Other assets (Notes 3 & 13)...................................................      222,497        126,031
                                                                                ------------   ------------
Total assets................................................................... $  5,360,940   $  4,374,199
                                                                                ============   ============
Liabilities and Stockholders' Equity
 Deposits
  Non-interest bearing transaction accounts.................................... $  1,018,181   $    767,525
  Interest bearing transaction and savings accounts............................    1,612,294      1,538,601
  Certificates of deposit $100,000 and over....................................      505,303        326,298
  Other time deposits..........................................................    1,494,763      1,192,936
                                                                                ------------   ------------
   Total deposits..............................................................    4,630,541      3,825,360
 Short-term borrowings (Note 9)................................................      235,378        167,417
 Other liabilities.............................................................       55,592         29,988
 Long-term debt (Note 10)......................................................        7,170          8,243
                                                                                ------------   ------------
   Total liabilities...........................................................    4,928,681      4,031,008
Commitments and Contingencies (Note 14)
Stockholders' equity (Notes 1, 4, 10, & 12)
 Preferred stock, 400,000 shares authorized
  Series 1991 Permanent, $1 par value, 0 shares issued.........................            -              -
 Common stockholders' equity, 34,000,000 shares authorized
  Common stock, $3 par value, 27,343,279 shares issued
   (25,437,999 shares issued in 1994)..........................................       82,030         71,325
  Capital surplus..............................................................      195,019        109,167
  Retained earnings............................................................      154,356        170,132
  Adjustment to record net unrealized gains (losses) on
   available-for-sale securities, net of income tax............................          854         (7,433)
  Less treasury stock at cost, 0 shares........................................            -              -
                                                                                ------------   ------------
   Total common stockholders' equity...........................................      432,259        343,191
                                                                                ------------   ------------
Total liabilities and stockholders' equity..................................... $  5,360,940   $  4,374,199
                                                                                ============   ============
See accompanying notes.

Consolidated Statements of Stockholders' Equity
(In Thousands Except for Per Share Data)
                                                                     Unrealized
                                        Preferred  Common             Retained  Gains and Treasury
                                          Stock     Stock    Surplus  Earnings  (Losses)    Stock     Total
                                        --------- --------- --------- --------- --------- --------- ---------
Balance - January 1, 1993.............. $  10,620 $  50,998 $  93,023 $ 142,918 $       - $     (51)$ 297,508
 Net income............................                                  45,965                        45,965
 Cash dividends - $.54 per common share                                 (13,780)                      (13,780)
 Preferred stock dividends.............                                  (1,210)                       (1,210)
 Three-for-two stock split in the form
  of a stock dividend..................              17,623   (17,643)                                    (20)
 100% stock dividend of State First
  Financial Corporation................                        13,023   (13,023)                            -
 Stock options exercised (Note 12).....                  55       499                                     554
 Common stock issued, 628,718 shares...                 165     7,714                                   7,879
 Purchase of treasury stock, 2,904 shares                                                       (59)      (59)
 Sale of treasury stock, 401 shares....                             3                             5         8
                                        --------- --------- --------- --------- --------- --------- ---------
Balance - December 31, 1993............    10,620    68,841    96,619   160,870         -      (105)  336,845
 Adjustment to beginning balance for
  change in accounting method, net of
  income taxes of $986 (Note 1)........                                             1,832               1,832
 Change in unrealized gains (losses),
  net of income taxes of $4,975........                                            (9,265)             (9,265)
 Net income............................                                  50,308                        50,308
 Cash dividends - $.67 per common share                                 (17,092)                      (17,092)
 Preferred stock dividends.............                                    (129)                         (129)
 Preferred stock redemption............   (10,620)               (710)                                (11,330)
 Stock dividend, 5%....................               2,362    13,415   (23,825)              8,023       (25)
 Stock options exercised (Note 12).....                 122      (183)                          951       890
 Purchase of treasury stock, 444,799 shares                                                  (9,566)   (9,566)
 Sale of treasury stock, 3,680 shares..                                                          63        63
 Purchase of remaining interest
  in subsidiary, 28,889 shares.........                            26                           634       660
                                        --------- --------- --------- --------- --------- --------- ---------
Balance - December 31, 1994............         -    71,325   109,167   170,132    (7,433)        -   343,191
 Change in unrealized gains (losses),
  net of income taxes of $4,592........                                             8,547               8,547
 Net income............................                                  56,910                        56,910
 Cash dividends - $.78 per common share                                 (20,356)                      (20,356)
 Stock dividend, 7%....................               5,362    52,345   (57,751)                          (44)
 Stock options exercised (Note 12).....                 177       958                                   1,135
 Purchase of treasury stock, 198,648 shares                                                  (5,245)   (5,245)
 Common stock issued, 2,732 shares.....                   8        53                                      61
 Acquisition of FDH Bancshares,
  Inc., 1,349,215 shares (Note 2)......               3,226    32,116                         5,245    40,587
 Acquisition of equity interest of
  West-Ark Bancshares, Inc.,
  689,106 shares (Note 2)..............               1,932       380     5,421      (260)              7,473
                                        --------- --------- --------- --------- --------- --------- ---------
Balance - December 31, 1995............ $       - $  82,030 $ 195,019 $ 154,356 $     854 $       - $ 432,259
                                        ========= ========= ========= ========= ========= ========= =========
See accompanying notes.

Consolidated Statements of Cash Flows
(Dollars in Thousands)                                                       Years Ended December 31,
                                                                   ------------------------------------------
                                                                       1995           1994           1993
                                                                   ------------   ------------   ------------
OPERATING ACTIVITIES
Net income........................................................ $     56,910   $     50,308   $     45,965
Adjustments to reconcile net income to net cash provided by
 (used in) operating activities:
 Depreciation and amortization....................................       19,029         15,295         11,454
 Provision for possible loan and lease losses.....................        3,059         (3,092)         4,416
 Deferred income taxes............................................       (1,197)         3,838            884
 Cumulative effect of adoption of FASB #109.......................            -              -         (1,150)
 Loss (gain) on sale of investment securities available-for-sale..          440           (139)             -
 Gain on sale of investment securities held-to-maturity...........            -              -           (221)
 Gain on sale of equipment........................................         (146)          (135)          (545)
 Gain on sale of other real estate................................         (950)        (4,791)          (505)
 Writedowns of other real estate..................................           75            706            997
 Share of partnership income......................................            -              -            (44)
 Equity in undistributed earnings of unconsolidated subsidiary....       (1,777)        (1,461)        (1,365)
 Decrease (increase) in trading securities........................         (435)           689            983
 Adjustment to record net unrealized losses (gains) on trading
  securities......................................................           (1)             1              -
 Decrease (increase) in mortgage loans held for resale............     (105,385)        17,084        (20,943)
 Increase (decrease) in income taxes payable......................        7,204         (8,598)          (505)
 Increase in interest and other receivables.......................       (5,198)        (1,861)        (1,812)
 Increase (decrease) in interest payable..........................        3,115          1,240           (984)
 Increase (decrease) in accrued expenses..........................        9,034         (2,212)         7,414
 Increase in prepaid expenses.....................................       (2,484)        (1,590)          (923)
                                                                   ------------   ------------   ------------
Net cash provided by (used in) operating activities...............      (18,707)        65,282         43,116

INVESTING ACTIVITIES
 Proceeds from sales of investment securities held-to-maturity....            -              -         18,029
 Proceeds from sales of investment securities available-for-sale..       83,175          9,226              -
 Proceeds from maturing investment securities held-to-maturity....      544,505        675,466      1,373,370
 Proceeds from maturing investment securities available-for-sale..      308,671        115,915              -
 Purchases of investment securities held-to-maturity..............     (234,079)      (422,965)    (1,599,437)
 Purchases of investment securities available-for-sale............     (547,598)      (125,694)             -
 Purchases of institutions, net of funds acquired (Notes 1 and 2).       38,380)        (5,872)       279,713
 Net increase in loans and leases.................................     (293,804)      (270,834)      (150,146)
 Capital expenditures.............................................      (15,164)       (21,560)       (37,763)
 Proceeds from sale of bank premises and equipment................        2,731         10,861          4,936
 Additions to purchased mortgage servicing rights and other assets      (71,705)        (4,801)        (7,502)
 Proceeds from sales of other real estate.........................        4,277         17,209)        10,788
                                                                   ------------   ------------   ------------
Net cash used in investing activities.............................     (180,611)       (23,049)      (108,012)

Consolidated Statements of Cash Flows (continued)
(Dollars in Thousands)                                                       Years Ended December 31,
                                                                   ------------------------------------------
                                                                       1995           1994           1993
                                                                   ------------   ------------   ------------

FINANCING ACTIVITIES
 Net increase (decrease) in demand deposits, NOW accounts,
  and savings accounts............................................      145,913        (75,038)       198,282
 Net increase (decrease) in time deposits.........................      208,506        (59,612)       (96,383)
 Net increase in short-term borrowings............................       51,439        116,284         24,657
 Repayment of long-term debt......................................       (1,148)       (17,176)        (2,898)
 Proceeds from long-term borrowings...............................            -          5,030              -
 Payment to redeem preferred stock................................            -        (11,330)             -
 Proceeds from issuance of common stock...........................           61              -          7,879
 Purchases of treasury stock......................................       (5,245)        (9,566)           (59)
 Sales of treasury stock..........................................            -             63              8
 Purchase of partial shares resulting from stock splits/stock
  dividends.......................................................          (44)           (25)           (20)
 Stock options exercised..........................................        1,135            890            554
 Preferred stock dividends........................................            -           (129)        (1,210)
 Cash dividends paid on common stock..............................      (20,356)       (17,092)       (13,780)
                                                                   ------------   ------------   ------------
Net cash provided by (used in) financing activities...............      380,261        (67,701)       117,030

Net increase (decrease) in cash and cash equivalents..............      180,943        (25,468)        52,134
Cash and cash equivalents at beginning of year....................      359,355        384,823        332,689
                                                                   ------------   ------------   ------------
Cash and cash equivalents at end of year.......................... $    540,298   $    359,355   $    384,823
                                                                   ============   ============   ============
See accompanying notes.

      35-52
NOTE 1:
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

    First Commercial Corporation ("Company") is a multi-bank holding company headquartered in Little Rock, Arkansas, which owns twenty-four affiliate banks and 50% of a twenty-fifth affiliate bank. The Company's affiliate banks provide traditional commercial, retail and corespondent banking services and offer a broad range of specialized services. The Company's principal markets include the state of Arkansas, East Texas, Northwest Louisiana and Memphis, Tennessee. The Company's non-bank subsidiaries include a mortgage company, trust company, investment banking company, factoring company and leasing company that serve principally the same markets as the banking affiliates.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Investment and Trading Account Securities

    In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 ("Statement 115"), "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of January 1, 1994. In accordance with Statement 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1994, of adopting Statement 115 was an adjustment to stockholders' equity of $1,832,000 net of $986,000 in deferred income taxes. Under this statement, securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Accordingly, the ending balance of stockholders' equity at December 31, 1995, has been increased by $8,547,000 (net of $4,592,000 in deferred income taxes) to reflect the net unrealized holding gain on securities classified as available-for-sale. Also, the ending balance of stockholders' equity at December 31, 1994, has been decreased by $9,265,000 (net of $4,975,000 in deferred income taxes) to reflect the net unrealized holding loss on securities classified as available-for-sale. Unrealized holding gains and losses on securities classified as trading are reported in earnings. Prior to January 1, 1994, the Company classified all non-trading securities as held-to-maturity. Investment securities were stated at cost adjusted for amortization of premiums and accretion of discounts.
      35-52
    Gains and losses on the sale of investment securities are computed using the specific identification method. The income tax provision (benefit) related to such gains and losses was ($154,000), $48,700 and $77,400 for the years ended December 31, 1995, 1994, and 1993, respectively.

Broker-Dealer Company

    One of the Company's banking subsidiaries operates First Commercial Investments, Inc. ("FCII"), a broker-dealer company which has a customer base principally located within the states of Arkansas and Texas.

    FCII is a party to financial instruments with off-balance-sheet risk in its normal course of business. FCII is required, in the event of the non-delivery of customers' securities owed FCII by other broker-dealers, or by its customers, to purchase identical securities in the open market. Such purchases might result in losses not reflected in the accompanying consolidated financial statements. The market values of securities owed FCII approximate the amounts payable.

    Receivables and payables to customers arise from cash transactions executed by FCII on their behalf. Receivables are collateralized by securities with market values in excess of the amounts due. The Company's policy is to monitor the market value of collateral and request additional collateral when required. Such collateral is not reflected in the accompanying consolidated financial statements. At December 31, 1995, and 1994, receivables from and payables to securities customers amounted to ($24,446) and $128,568, respectively.

    In accordance with industry practice, FCII records securities transactions executed on behalf of its customers on the settlement date, which is generally three business days or the next business day after the trade date. The risk of loss on unsettled transactions is the same as settled transactions and relates to the customer's or broker's inability to meet the terms of their contracts.

Loans

    Loans generally are stated at their outstanding unpaid principal balances net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method. Loan origination fees net of certain direct origination costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans.

    NONACCRUAL LOANS. Generally, a loan (including a loan impaired under Statement of Financial Accounting Standards No. 114 ("Statement 114"), "Accounting by Creditors for Impairment of a Loan") is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for
      35-52
a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

    ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES. The allowance for possible loan and lease losses is established through provisions for credit losses charged against income. Loans deemed to be uncollectible are charged against the allowance for possible loan and lease losses, and subsequent recoveries, if any, are credited to the allowance.

    The Company adopted Statement 114, as amended by Statement of Financial Accounting Standards No. 118 ("Statement 118"), "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," effective January 1, 1995. Statements 114 and 118 prescribe how the allowance for possible loan and lease losses related to impaired loans should be determined. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect principal or interest due according to the contractual terms of the loan. Under the new Statements, the amount of the allowance for possible loan and lease losses related to individual loans that are identified for evaluation in accordance with Statement 114 is determined based on estimates of expected cash flows on each such loan which are then discounted using that loan's effective interest rate. Alternatively, the fair value of the collateral is used to determine the allowance for credit losses related to identified collateral dependent loans. The determination of the allowance for possible loan and lease losses for the remainder of the loan portfolio takes into consideration the risk classification of loans and application of loss estimates to these classifications. Statement 114 specifically excludes from the definition of impaired loans large groups of smaller balance homogenous loans. In accordance with these Statements, the Company considers all non-accrual loans risk-rated as doubtful (i.e. loans for which collection or liquidation in full on the basis of currently existing facts, conditions and values is highly questionable and improbable), excluding credit card loans, residential mortgage loans, consumer installment loans and loans held for resale by the Company's mortgage banking subsidiary, as impaired loans. The adoption of these Statements had no significant impact on the level of the allowance.

    The allowance for possible loan and lease losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Mortgage Loan Servicing

    Mortgage loans serviced by the Company's mortgage banking subsidiary are not included in the accompanying consolidated balance sheets, nor are the servicing rights relating to the loans originated by the subsidiary accorded any value for financial statement purposes. Loan servicing fees are included in income as related loan payments from mortgagees are collected.
      35-52
    The original cost of servicing rights acquired from third parties, which approximates $80.8 million, is being amortized over the expected servicing income period, which is one to ten years. The Company has determined that the book value of these servicing rights does not exceed the estimated future servicing revenue less estimated future servicing costs. Servicing rights related to mortgages originated by the Company's mortgage banking subsidiary are not included in the accompanying consolidated balance sheets. Management estimates the value of these servicing rights and the servicing rights acquired from third parties at December 31, 1995, to be approximately $120.9 million based on average servicing premiums for the past three years.

Derivative Financial Instruments

    The Company's investment policies do not allow the purchase of derivative financial instruments for trading purposes. The only derivative financial instruments owned by the Company have been issued for purposes other than trading and include mortgages held for sale, unfunded loan commitments and unsettled security purchase or sale agreements (see Broker-Dealer Company). Real estate loans of approximately $144.9 million and $39.5 million at December 31, 1995, and 1994, respectively, held for resale by the Company's mortgage banking subsidiary, are valued at the lower of cost or market on an aggregate basis. To manage the interest rate risk exposure related to these real estate loans, the Company's mortgage banking subsidiary pre-sells these loans to third parties. At December 31, 1995, all but $57.3 million of these real estate loans had been pre-sold.

    Interest rate risk related to unfunded loan commitments (see Note 15) is managed by only issuing such instruments with short repricing terms.

Bank Premises and Equipment and Depreciation

    Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided for financial statement purposes by the straight-line method over an estimated useful life of 1 to 50 years for building and improvements, 3 to 30 years for leasehold improvements, and 1 to 20 years for equipment. Accelerated methods are used for income tax purposes.

Foreclosed Assets

    Foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans classified as in-substance foreclosure. In accordance with Statement 114, a loan is classified as in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.

    Foreclosed assets initially are recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of (1) cost or (2) fair value minus estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

Income Taxes

    The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
      35-52
Investments - Security National Bank and Trust Company and Real Estate

    The Company's fifty percent investment in Security National Bank and Trust Company of Norman, Oklahoma, which is wholly owned by TRH Bank Group, Inc., is accounted for using the equity method. The Company, through one of its subsidiaries, owns an interest in three real estate partnerships. These investments are also accounted for using the equity method of accounting since they represent significant influence but not control for the Company.

Earnings Per Common Share

    Earnings per common share is calculated by dividing net income less the preferred stock dividend by the weighted average number of common shares outstanding. The dilutive effect of stock options is insignificant. The preferred stock was issued in 1991, and dividends for 1995, 1994 and 1993 were $0, $129 thousand and $1.21 million, respectively.

Preferred Stock

    On February 8, 1991, the Company issued $11 million of cumulative permanent non-voting preferred stock with a dividend rate of 11% in years one through three, 11.75% in year four, and 12% in year five and later. The stock was non-callable in years one through three, callable at 103% of par in year four, and callable at par in year five and later. The Company called the preferred stock at 103% of par on February 8, 1994. The transaction resulted in a decrease of approximately $11.3 million to total stockholders' equity.

Stock Option Plan

    The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Stock Dividend/Stock Split

    All share and per share amounts for 1995, 1994, and 1993, set forth in the consolidated financial statements and notes thereto have been retroactively adjusted for a seven percent stock dividend declared November 1995, and payable January 2, 1996, a five percent stock dividend declared November 1994, and payable January 3, 1995, and a three-for-two stock split effected in the form of a stock dividend declared November 1993, and payable January 3, 1994.

Financial Statement Presentation

    Statement of Financial Accounting Standards No. 121 ("Statement 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," addresses the accounting for the impairment of long-lived assets, such as bank premises and equipment, identifiable intangibles and goodwill related to those assets. Under Statement 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or sale. Impairment losses for assets to be held or used in operations will be based on the excess of the carrying amount of the asset over the asset's fair value. Assets held for disposal, except for discontinued operations, will be carried at the lower of carrying amount or fair value less cost to sell. Statement 121 is effective for fiscal years beginning after December 15, 1995. The Company plans to adopt Statement
      35-52
121 effective January 1, 1996. Statement 121 will be applied prospectively from the date of adoption and, based on current circumstances, management does not believe the adoption will be material to the Company's financial position or results of operations.

    Statement of Financial Accounting Standards No. 122 ("Statement 122"), "Accounting for Mortgage Servicing Rights - an Amendment to FAS 65," eliminates the accounting inconsistencies that have existed between mortgage servicing rights that are acquired through loan origination activities and those acquired through purchase transactions. Statement 122 requires that mortgage banking enterprises recognize a separate asset for mortgage servicing rights, regardless of how they are acquired. If the mortgage banking enterprise sells or securitizes mortgage loans and retains the mortgage servicing rights, the total cost of mortgage loans is to be allocated to the loan and the servicing rights based on their relative fair values if it is practicable to estimate those values. If it is not practicable to estimate either one of those fair values, the entire cost of purchasing or originating the mortgage loans is allocated to the mortgage loans, and no separate asset is recognized for the mortgage servicing rights. Statement 122 also specifies how mortgage servicing rights and excess servicing rights should be evaluated for impairment. Statement 122 is to be applied prospectively for fiscal years beginning after December 15, 1995.

    The Company plans to adopt Statement 122 effective January 1, 1996. Statement 122 will be applied prospectively from the date of adoption and, based on current circumstances, management believes the adoption will increase 1996 results of operations $2.6 million.

Supplemental Cash Flow Disclosures

    For purposes of the statement of cash flows, the Company includes cash and due from banks, Federal funds sold and securities purchased under agreements to resell as cash equivalents. Cash payments for interest were approximately $134.5 million, $97.1 million and $91.4 million for 1995, 1994, and 1993, respectively. Transfers from loans to other real estate owned were $2.3 million, $1.9 million and $5.8 million during 1995, 1994, and 1993, respectively. Purchases of institutions consisted of loans of $281 million; investment securities of $157 million; other assets of $44 million; deposits of $451 million; short-term borrowings of $16 million; and other liabilities of $5 million for 2,038,321 shares of the Company's common stock.

Reclassification

    Certain reclassifications of 1994 and 1993 amounts have been made to conform with the 1995 presentation.

Note 2:
ACQUISITIONS

Acquisition of FDH Bancshares, Inc.

    On November 30, 1995, the Company acquired all of the outstanding common stock of FDH Bancshares, Inc., in exchange for 1,349,215 Company common shares, restated for the 7% stock dividend declared November, 1995. FDH Bancshares, Inc., was the parent company of Citizens First Bank, Little Rock, Arkansas; Citizens First Bank, El Dorado, Arkansas; Citizens First Bank, Fordyce, Arkansas; Citizens First Bank, Arkadelphia, Arkansas; and Springhill Bancshares, Inc., parent company of Springhill Bank &Trust Company, Springhill, Louisiana. FDH Bancshares, Inc., had approximately $375 million in assets,
      35-52
$206 million in loans, and $330 million in deposits. This transaction was accounted for as a purchase, and accordingly, the results of operations were consolidated with those of the Company from the date of acquisition. The assets and liabilities of FDH Bancshares, Inc., were adjusted to fair value at the purchase date, resulting in an excess cost over fair value of $14.7 million, which is being amortized over fifteen years.

    The following table sets forth selected unaudited financial information for the Company as if the previously described purchase transaction had been consummated January 1, 1994, with adjustments primarily for imputed interest charges attributable to the financing of the purchase and amortization of goodwill. The pro forma data is based on pre-acquisition earnings and is therefore not necessarily indicative of future performance.

(Dollars in Thousands)                              1995           1994
                                                 ----------     ----------

Total revenue...................................  $ 423,519       $348,508
Income before income taxes......................     85,196         77,104
Net income......................................     56,777         52,010
Earnings per common share.......................       2.07           1.92

Acquisition of West-Ark Bancshares, Inc.

    On November 30, 1995, the Company acquired all of the outstanding common stock of West-Ark Bancshares, Inc., Clarksville, Arkansas, parent company of Arkansas State Bank, in exchange for 689,106 Company common shares, restated for the 7% stock dividend declared November, 1995. This transaction was accounted for as a pooling-of-interests. The results of West-Ark Bancshares, Inc., are included in the consolidated financial statements for 1995, however, prior period financial data has not been restated due to immateriality. West-Ark Bancshares, Inc., had approximately $159 million in assets, $107 million in loans, and $146 million in deposits.

Note 3:
INTANGIBLE ASSETS

    Intangible assets are included in other assets and consist of goodwill, issuance costs, core deposit intangibles and purchased mortgage servicing rights. These assets are being amortized over periods ranging from one to twenty-five years. Goodwill and identifiable intangibles at December 31, 1995, and 1994, had an original cost of $51.7 million and $30.1 million and are amortized using the straight line method. The original cost of purchased mortgage servicing rights, which are not included in the previous totals as they have resale value, totaled $80.8 million and $26.2 million at December 31, 1995, and 1994, respectively. Accumulated amortization of intangible assets totaled $33.7 million and $23.7 million at December 31, 1995, and 1994, respectively. The Company's equity capital, excluding all intangible assets except purchased mortgage servicing rights, was $389.4 million and $319.6 million at December 31, 1995, and 1994, respectively.
      35-52
Note 4:
PLEDGED ASSETS AND REGULATORY RESTRICTIONS

    Investment securities having a carrying value of $691,519,000 and $587,698,000 at December 31, 1995, and 1994, respectively, were pledged to secure public and trust deposits and certain borrowed funds.

    Subsidiary banks are restricted by banking regulatory agencies from making dividend payments above prescribed limits and are limited in making loans and advances to the Company. At December 31, 1995, approximately $24 million was available for payment of dividends by the Company's subsidiary banks without the approval of regulatory authorities.

    Under Federal Reserve regulation, the subsidiary banks are also limited as to the amount they may loan to their affiliates, including the Company, unless such loans are collateralized by specific obligations. At December 31, 1995, the maximum amount available for transfer from the subsidiary banks to the Company in the form of loans approximated $42 million.

    Subsidiary banks are required by bank regulatory agencies to maintain certain minimum balances of non-interest bearing deposits primarily with the Federal Reserve. At December 31, 1995, these required balances aggregated approximately $60 million.

Note 5:
INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities at December 31, 1995, are as follows:
                                                 Held-to-maturity
                                   --------------------------------------------
                                                Gross       Gross     Estimated
                                   Amortized  Unrealized  Unrealized   Market
(Dollars in Thousands)               Cost       Gains       Losses      Value
                                   ---------  ----------  ----------  ---------
U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies.... $ 195,201  $    1,385  $     (687) $ 195,899

Obligations of states and
     political subdivisions.......    60,732       1,254        (295)    61,691

Corporate securities..............     4,503          44         (62)     4,485

Mortgage-backed securities........    90,975         927      (1,489)    90,413

Other debt securities.............         4           -           -          4
                                   ---------  ----------  ----------  ---------
           Totals................. $ 351,415  $    3,610  $   (2,533) $ 352,492
                                   =========  ==========  ==========  =========
      35-52
                                                Available-for-sale
                                   --------------------------------------------
                                                Gross       Gross     Estimated
                                   Amortized  Unrealized  Unrealized   Market
(Dollars in Thousands)               Cost       Gains       Losses      Value
                                   ---------  ----------  ----------  ---------

U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies.... $ 635,948  $    3,228  $   (2,612) $ 636,564

Obligations of states and
     political subdivisions.......   107,906       2,338        (425)   109,819

Corporate securities..............     7,238         137         (42)     7,333

Mortgage-backed securities........   203,784       1,964      (3,042)   202,706

Other debt securities.............    16,713          19         (25)    16,707
                                   ---------  ----------  ----------  ---------
           Totals................. $ 971,589  $    7,686  $   (6,146) $ 973,129
                                   =========  ==========  ==========  =========

    The amortized cost and estimated market values of investment securities at December 31, 1994, are as follows:

                                                 Held-to-maturity
                                   --------------------------------------------
                                                Gross       Gross     Estimated
                                   Amortized  Unrealized  Unrealized   Market
(Dollars in Thousands)               Cost       Gains       Losses      Value
                                   ---------  ----------  ----------  ---------
U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies.... $ 567,804  $      140  $  (15,822) $ 552,122

Obligations of states and
     political subdivisions.......   115,093         867      (2,587)   113,373

Corporate securities..............     4,448           2         (69)     4,381

Mortgage-backed securities........   212,230          67     (17,296)   195,001

Other debt securities.............       489           -           -        489
                                   ---------  ----------  ----------  ---------
           Totals................. $ 900,064  $    1,076  $  (35,774) $ 865,366
                                   =========  ==========  ==========  =========
      35-52
                                                Available-for-sale
                                   --------------------------------------------
                                                Gross       Gross     Estimated
                                   Amortized  Unrealized  Unrealized   Market
(Dollars in Thousands)               Cost       Gains       Losses      Value
                                   ---------  ----------  ----------  ---------

U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies.... $ 289,158  $      156  $   (5,467) $ 283,847

Obligations of states and
     political subdivisions.......    28,893         277        (852)    28,318

Corporate securities..............       492           2           -        494

Mortgage-backed securities........    89,805          23      (5,556)    84,272

Other debt securities.............    12,203           -          (5)    12,198
                                   ---------  ----------  ----------  ---------
           Totals................. $ 420,551  $      458  $  (11,880) $ 409,129
                                   =========  ==========  ==========  =========

    On November 15, 1995, the FASB staff issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. In accordance with provisions in that Special Report, the Company chose to reclassify securities from held-to-maturity to available-for-sale. At the date of transfer the amortized cost of those securities was $370.0 million and the unrealized loss on those securities was $3.5 million, which is included in stockholders' equity.

    During the years ended December 31, 1995, and 1994, investment securities available-for-sale with a fair value at the date of sale of $83.2 million and $9.2 million, respectively were sold. The gross realized gains on such sales totaled $149,688 and $149, 957, respectively. The gross realized losses totaled $530,205 and $10,558, respectively. During the year ended December 31, 1993, investment securities with a fair value at the date of sale $18.0 million were sold. The gross realized gains on such sales totaled $347,922 and the gross realized losses totaled $6,513. Additionally, recognized losses of $59,469 and $120,000 were recorded on other debt securities in the Company's portfolio at December 31, 1995, and 1993, respectively.

    The amortized cost and estimated market value of securities at December 31, 1995, by contractual maturity, are shown in the accompanying table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
      35-52
                                              Amortized     Estimated
(Dollars in Thousands)                           Cost      Market Value
                                             ------------  ------------
Held-to-maturity

Due in one year or less..................... $    145,963  $    146,235
Due after one year through five years.......       94,665        95,390
Due after five years through ten years......       12,015        12,345
Due after ten years.........................        7,797         8,109
                                             ------------  ------------
                                                  260,440       262,079
Mortgage-backed securities..................       90,975        90,413
                                             ------------  ------------
                                             $    351,415  $    352,492
                                             ============  ============


                                              Amortized     Estimated
(Dollars in Thousands)                           Cost      Market Value
                                             ------------  ------------
Available-for-sale

Due in one year or less..................... $    394,031  $    393,998
Due after one year through five years.......      315,190       316,530
Due after five years through ten years......       29,339        30,211
Due after ten years.........................       29,245        29,684
                                             ------------  ------------
                                                  767,805       770,423
Mortgage-backed securities..................      203,784       202,706
                                             ------------  ------------
                                             $    971,589  $    973,129
                                             ============  ============

Note 6:
LOANS AND LEASES

    Loans and leases consist of the following

(Dollars in Thousands)                           1995          1994
                                             ------------  ------------
Commercial and financial.................... $    545,444  $    441,885
Agricultural................................       56,904        46,514
Real estate - construction..................      140,285       104,259
            - mortgage......................    1,664,873     1,244,564
Loans for purchasing or carrying securities.       11,568         9,304
Consumer....................................      806,945       686,650
Direct lease financing......................       32,196        30,689
Other.......................................        9,414        16,793
                                             ------------  ------------
                                                3,267,629     2,580,658

Unearned income.............................      (52,067)      (45,865)
                                             ------------  ------------
Loans and leases, net of unearned income.... $  3,215,562  $  2,534,793
                                             ============  ============
      35-52
    At December 31, 1995, the recorded investment in loans that are considered to be impaired under Statement 114 was $739 thousand, all of which were on a nonaccrual basis. These loans had a related allowance for credit losses of $446 thousand. At December 31, 1995, there were no impaired loans that, as a result of writedowns, did not have an allowance for credit losses. The average recorded investment in impaired loans during the year ended December 31, 1995, was approximately $852 thousand. For the year ended December 31, 1995, the interest income recognized using the cash basis method of income recognition on impaired loans was immaterial. At December 31, 1994, the Company had nonaccrual loans of $9.5 million (including approximately $1.1 million that would be considered impaired under Statement 114) and restructured loans of $386 thousand. The interest income recorded by the Company on these loans in 1994 was immaterial. Interest income in the amount of $872 thousand would have been recorded on these loans according to their original terms.

    Most of the Company's business activity is with customers located in the state of Arkansas, East Texas, Northwest Louisiana and Memphis, Tennessee. The Company's subsidiary banks grant commercial and financial, agribusiness, real estate construction and mortgage, and consumer loans. The loan portfolio is diversified with no industry comprising greater than 10 percent of the total outstandings.

    Certain of the directors and officers of the Company, its subsidiaries, and companies in which they have a 10% or more interest, are customers of, and have transactions with, the Company's subsidiary banks in the ordinary course of business. In the opinion of management, all loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans do not include more than a normal risk of collectibility and do not involve any unfavorable features. The aggregate balance of such loans at December 31, 1995, and 1994, was $134,934,049 and $125,675,587, respectively. Transactions during 1995 included new loans amounting to $141,177,819 and repayments amounting to $131,919,357.

Note 7:
ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES

    Transactions in the allowance for possible loan and lease losses are as follows:

(Dollars in Thousands)                      1995      1994      1993
                                          --------  --------  --------
Balance - January 1...................... $ 45,325  $ 48,080  $ 38,712
Recoveries credited to allowance.........    3,913     3,173     3,747
Provision charged to operating expense...    3,059    (3,092)    4,416
Loans and leases charged off.............   (6,022)   (4,156)   (6,908)
Allowance resulting from acquisitions....    5,066     1,320     8,113
                                          --------  --------  --------
Balance - December 31                     $ 51,341  $ 45,325  $ 48,080
                                          ========  ========  ========
      35-52
Note 8:
BANK PREMISES AND EQUIPMENT

    Bank premises and equipment consist of the following:

(Dollars in Thousands)                                1995      1994
                                                    --------  --------
Land............................................... $ 16,976  $ 13,336
Building and improvements..........................  104,299    88,608
Leasehold improvements.............................    8,900     8,421
Equipment..........................................   77,515    66,247
                                                    --------  --------
                                                     207,690   176,612
Less accumulated depreciation
  and amortization.................................  101,025    89,566
                                                    --------  --------
                                                    $106,665  $ 87,046
                                                    ========  ========

Note 9:
Short-Term Borrowings

    Short-term borrowings consist of the following:

(Dollars in Thousands)                                1995      1994
                                                    --------  --------
Federal funds purchased............................ $ 88,452  $ 83,980
Securities sold under agreements to repurchase.....   90,111    23,481
Committed lines of credit..........................   38,596    41,700
Other..............................................   18,219    18,256
                                                    --------  --------
                                                    $235,378  $167,417
                                                    ========  ========

    The Company has a $30.0 million, a $25.0 million and a $20.0 million committed line of credit from three unaffiliated banks. Amounts borrowed under the $30.0 million and $25.0 million agreements are subject to a variable interest rate that is based on the London Interbank Offered Rate plus 3/4 of 1% (6.69% at December 31, 1995). Amounts borrowed under the $20.0 million agreement are subject to an interest rate which is set monthly by the lender on a floating basis (6.59% at December 31, 1995). As of December 31, 1995, the Company had borrowings of $21.6 million, $7.0 million and $10.0 million, respectively, under these agreements.

Note 10:
LONG-TERM DEBT

    Long-term debt consists of the following:

(Dollars in Thousands)                                1995      1994
                                                    --------  --------
8.85% note - payable $1,071,428 annually to 1997... $  2,143  $  3,214
Note payable to Federal Home Loan Bank, interest
  at London InterBank Offered Rate plus .10%, due
  2001 (6.07% at December 31, 1995)................    5,000     5,000
Other..............................................       27        29
                                                    --------  --------
                                                    $  7,170  $  8,243
                                                    ========  ========
      35-52
    Maturities of long-term debt for years subsequent to December 31, 1995, are as follows:

     (Dollars in Thousands)              Consolidated   Parent Company
                                        --------------  --------------
           1996........................  $      1,073    $      1,071
           1997........................         1,074           1,072
           1998........................             2               -
           1999........................             2               -
           2000........................             3               -
           Later years.................         5,016               -

  Under certain loan covenants, the Company has restrictions on incurring additional indebtedness or lease commitments and is prohibited from pre-paying such debt for a certain amount of time. Also, the Company cannot pay dividends (other than stock dividends) or retire capital stock if the amount of such payments would exceed prescribed limits. Retained earnings in excess of earnings so restricted by these covenants and available for distribution total $209 million at December 31, 1995.

Note 11:
INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities as of December 31, 1995, and 1994, are as follows:

(Dollars in Thousands)                                1995      1994
                                                    --------  --------
 Deferred tax assets:
  Loan loss reserve................................ $ 15,866  $ 14,106
  Cost of purchased mortgage servicing.............    2,552     1,556
  Unrealized loss on available-for-sale securities.        -     3,988
  Other - net......................................    7,201     4,668
                                                    --------  --------
    Total deferred tax assets......................   25,619    24,318
                                                    --------  --------
  Valuation allowance..............................     (815)     (983)
                                                    --------  --------
  Net deferred tax assets..........................   24,804    23,335
                                                    --------  --------
 Deferred tax liabilities:
  Operating leases.................................    3,630     3,018
  Net pension benefit..............................    5,102     4,449
  Basis adjustment - purchase accounting...........    2,481     1,418
  Property, plant and equipment....................    1,912     1,640
  Other - net......................................    5,610     3,978
                                                    --------  --------
    Total deferred tax liabilities.................   18,735    14,503
                                                    --------  --------
    Net deferred tax assets........................ $  6,069  $  8,832
                                                    ========  ========
      35-52
    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Due to the lack of historical earnings trends for acquired subsidiaries, the Company has established a valuation allowance equal to approximately the amount of acquired tax operating loss carryforwards in excess of the subsidiaries' future taxable items in the carryforward periods. The valuation allowance relates solely to the State First National Bank, Texarkana, Texas, and Kilgore First National Bank, Kilgore, Texas, net operating loss carryforwards.

    At December 31, 1995, State First National Bank and Kilgore First National Bank had net operating loss carryforwards of approximately $1,177,000 and $1,414,000, respectively, for Federal income tax purposes. The carryforwards can only be used against taxable income of State First National Bank and Kilgore First National Bank and expire in 2005, and 2004, respectively. Additionally, provisions of the Internal Revenue Code limit the annual utilization of the net operating loss carryforwards. As the valuation allowance is reduced, the amounts will be applied to reduce goodwill recorded in connection with the purchase of both State First National Bank and Kilgore First National Bank.

    Significant components of the provision for income taxes attributable to continuing operations are as follows:

(Dollars in Thousands)                      1995      1994      1993
                                          --------  --------  --------
Current:
 Federal................................. $ 27,398  $ 19,182  $ 18,049
 State...................................    2,062       986       176
                                          --------  --------  --------
 Total current...........................   29,460    20,168    18,225
                                          --------  --------  --------
Deferred:
 Federal.................................   (1,066)    3,296      (495)
 State...................................     (131)      542       229
                                          --------  --------  --------
 Total deferred..........................   (1,197)    3,838      (266)
                                          --------  --------  --------
Provision for income taxes............... $ 28,263  $ 24,006  $ 17,959
                                          ========  ========  ========

    The components of the provision for deferred income taxes for the years ended December 31, 1995, 1994, and 1993, are as follows:

(Dollars in Thousands)                      1995      1994      1993
                                          --------  --------  --------
Provision for possible loan and lease
  losses................................. $   (912) $  1,165  $   (701)
Net pension benefit......................      763       828       648
SFAS #109 transition adjustment..........        -         -    (1,150)
Operating lease..........................      916     1,270       816
Other....................................   (1,964)      575       121
                                          --------  --------  --------
Provision for deferred income taxes...... $ (1,197) $  3,838  $   (266)
                                          ========  ========  ========
      35-52
    The reconciliation of income tax attributable to continuing operations computed at the U.S. Federal statutory tax rates to income tax expense is:


(Dollars in Thousands)                      1995      1994      1993
                                          --------  --------  --------
Current:
Tax at U.S. statutory rate...............    35.0%     35.0%     34.8%
Non-taxable interest income..............    (2.8)     (3.3)     (4.1)
State income tax expense,
  net of Federal income tax benefit......     1.5       1.3        .4
Equity in earnings of unconsolidated
  subsidiary.............................     (.6)      (.5)      (.6)
SFAS #109 transition adjustment..........       -         -      (2.0)
Other, net...............................      .1       (.2)      (.4)
                                          --------  --------  --------
Effective income tax rate................    33.2%     32.3%     28.1%
                                          ========  ========  ========

    Cash income taxes paid during 1995, 1994 and 1993, were $25.2 million, $25.2 million and $18.3 million, respectively.

Note 12:
STOCK OPTION PLAN

    The Company has a stock option plan for certain key officers. Presented below is the activity in the plan for the three years in the period ended December 31, 1995, and certain other information concerning the plan.

                           Number of Shares
                             Under Option                  Option Price
                    -------------------------------  -------------------------
                                 Non-
                    Incentive  Qualified    Total      Per Share      Total
                    ---------  ---------  ---------  ------------  -----------
Outstanding at
  January 1, 1993..   108,145    447,996    556,141  $ 6.21-16.92  $ 5,169,880
Granted............         -    215,127    215,127  $18.40-19.58    4,201,837
Exercised..........   (18,744)   (11,906)   (30,650) $ 6.21-16.92     (242,562)
Forfeited..........    (1,123)    (4,256)    (5,379) $ 8.43-16.92      (81,478)
                    ---------  ---------  ---------                -----------
Outstanding at
  December 31, 1993    88,278    646,961    735,239  $ 6.21-19.58  $ 9,047,677
Granted............         -     21,347     21,347        $18.69      398,975
Exercised..........   (24,645)   (74,720)   (99,365) $ 6.21-16.92     (737,128)
Forfeited..........         -    (10,484)   (10,484) $16.92-19.58     (180,560)
                    ---------  ---------  ---------                -----------
Outstanding at
  December 31, 1994    63,633    583,104    646,737  $ 6.21-19.58  $ 8,528,964
Granted............         -    248,319    248,319  $22.90-32.13    6,793,450
Exercised..........   (20,737)   (42,138)   (62,875) $ 6.21-19.58     (663,879)
Forfeited..........         -    (13,851)   (13,851) $16.92-22.90     (270,266)
                    ---------  ---------  ---------                -----------
Outstanding at
  December 31, 1995    42,896    775,434    818,330  $ 6.21-32.13  $14,388,269
                    =========  =========  =========                ===========

    42,896 of the incentive options outstanding and 354,928 of the non-qualified options outstanding were exercisable at December 31, 1995.
      35-52
    There was no material dilutive effect on earnings per share from outstanding stock options for the three years in the period ended December 31, 1995.

Note 13:
EMPLOYEE BENEFIT PLANS

    The company has a salary deferral retirement savings plan qualified under section 401(k) of the internal revenue code for the benefit of all qualifying employees who have completed one year of service. Participants in the plan may make deferral contributions to the plan which are 100% vested at all times.
The company matches a minimum of 30% of the employee's contributions up to 6% of salary. After five years of service, the company matches 40% of the employee's contributions up to 6% of salary. Company-matching contributions are fully vested after five years of service. In 1995, 1994, and 1993, the company made contributions of $999,000, $943,000 and $738,000, respectively, to the 401(k) thrift plan.

    The Company has defined benefit pension plans which provide benefits to substantially all employees. Benefits under these plans generally are based on the employee's years of service and compensation during the years immediately preceding retirement. The Company's general funding policy is to contribute amounts deductible for Federal income tax purposes. Pension (cost) benefit is summarized as follows:

(Dollars in Thousands)                      1995      1994      1993
                                          --------  --------  --------
Service cost............................. $ (1,649) $ (1,716) $ (1,562)
Interest cost............................   (2,148)   (2,139)   (2,006)
Actual return on plan assets.............   10,114      (906)    2,933
Net amortization and deferral............   (5,062)    5,896     1,599
                                          --------  --------  --------
Total pension benefit.................... $  1,255  $  1,135  $    964
                                          ========  ========  ========

    The status of the defined benefit plans at December 31, 1995, 1994, and 1993, is as follows:

(Dollars in Thousands)                      1995      1994      1993
                                          --------  --------  --------
Actuarial present value of benefit
  obligations:
    Approximate accumulated benefit
    obligation, including vested benefits
    of approximately $25,940, $22,768
    and $23,206, at December 31, 1995,
    1994, and 1993, respectively......... $ 28,377  $ 23,807  $ 23,761
                                          ========  ========  ========
Fair value of plan assets................ $ 51,049  $ 42,436  $ 44,738
Projected benefit obligation.............  (32,500)  (27,476)  (29,579)
                                          --------  --------  --------
Plan assets in excess of
  projected benefit obligation...........   18,549    14,960    15,159
Unrecognized net (gain) loss.............     (440)    2,284       923
Unrecognized net transition
  asset at December 31...................   (4,101)   (4,821)   (5,661)
                                          --------  --------  --------
Prepaid pension costs.................... $ 14,008  $ 12,423  $ 10,421
                                          ========  ========  ========
      35-52
    The expected long-term rate of return on the plans' assets was in the range of 8.5% to 9.5% for 1995, 1994, and 1993. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.0% and 4.5%, respectively, at December 31, 1995, and December 31, 1994, and 7.25% to 8.5% and 4.6% to 5.0%, respectively, at December 31, 1993. The plans' assets are invested in diversified portfolios that primarily consist of equity and debt securities of which 249,856 shares, 170,019 shares and 181,286 shares at December 31, 1995, 1994, and 1993, respectively, were in the Company's common stock. Also included in these securities were investments in various common trust funds administered by First Commercial Trust Company, a subsidiary of the Company, of 568,308 shares, 457,650 shares and 390,655 shares at December 31, 1995, 1994, and 1993, respectively.

Note 14:
FAIR VALUES OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107 ("Statement 107"), "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Whenever possible, quoted market prices were used to develop fair values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of December 31, 1995, and as of December 31, 1994.

CASH AND CASH EQUIVALENTS - The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

INVESTMENT SECURITIES AND TRADING ACCOUNT SECURITIES - Fair values for investment securities are based on quoted market prices. Investment securities available-for-sale and trading account securities are carried at fair value.

LOANS, NET OF UNEARNED INCOME - Fair values for loans with variable rates are considered to be carrying value, adjusted for changes in credit risk since origination of the loans. Fair values for loans with fixed rates are based upon the discounting of the estimated future cash flows of the instrument. The future cash flows were estimated using the actual yield for each specific loan category after adjustment to allocate the expenses of origination and servicing of the loans. The discount rate to bring the future cash flows to present value was estimated based upon a risk free rate derived from the Treasury yield curve, adjusted for the credit risk of the loan portfolio, allocation of expenses and a prepayment fee premium.
      35-52
NON-INTEREST BEARING DEPOSITS AND INTEREST BEARING TRANSACTION ACCOUNTS AND SAVINGS ACCOUNTS WITH VARIABLE RATES - The carrying amounts of these liabilities approximate market. Accordingly, carrying value is the disclosed fair value for these deposit liabilities. Statement 107 defines the fair value of demand deposits as the amount payable on demand, and prohibits adjusting fair value for any value derived from retaining those deposits for an expected future period of time. That component, commonly referred to as a deposit base intangible, is estimated to be approximately $153.2 million at December 31, 1995, and $164.6 million at December 31, 1994. This component is estimated using the method described for interest bearing deposits with the addition of certain retention and profitability projections.

INTEREST BEARING DEPOSITS - The fair value of these liabilities has been estimated based upon the projected future cash flows for these accounts. The future cash flows were estimated using the actual interest expense for these deposit accounts plus adjustments for the estimated expenses incurred in the carrying of these accounts less estimated service charges. The future cash flows are discounted at a risk free rate derived from the Treasury yield curve plus allocated expenses less estimated service charge income. The fair value of these accounts is included in the total fair value of deposit liabilities disclosed above.

SHORT-TERM BORROWINGS - The carrying amounts reported in the balance sheet for short-term borrowings approximate those liabilities' fair values.

LONG-TERM DEBT - The fair value of these liabilities has been estimated based upon the discounted future cash flows. The discount rate used included a risk free rate derived from the Treasury yield curve plus a risk weighting commensurate with the Company's borrowing position.

OFF-BALANCE-SHEET ITEMS - The estimated fair value of loan commitments and letters of credit is determined based upon the Company's current fee structure and is considered immaterial at December 31, 1995, and December 31, 1994.

(Dollars in Thousands)            December 31, 1995       December 31, 1994
                                ----------------------  ----------------------
                                 Carrying   Estimated    Carrying   Estimated
                                  Amount    Fair Value    Amount    Fair Value
                                ----------  ----------  ----------  ----------
Financial assets:
  Cash and cash equivalents.... $  540,298  $  540,298  $  359,355  $  359,355
  Investment securities
    held-to-maturity...........    351,415     352,492     900,064     865,366
  Investment securities
    available-for-sale.........    973,129     973,129     409,129     409,129
  Trading account securities ......    449         449          13          13
  Loans, net of allowance
    for loan losses............  3,132,577   3,178,829   2,458,779   2,373,808

Financial liabilities:
  Non-interest bearing deposits  1,018,181   1,018,181     767,525     767,525
  Interest bearing transaction
    and savings accounts.......  1,612,294   1,612,294   1,538,601   1,538,601
  Time Deposits................  2,000,066   2,027,125   1,519,234   1,503,244
  Short-term borrowings........    235,378     235,378     167,417     167,417
  Long-term debt...............      7,170       7,348       8,243       6,528
      35-52
    These fair value estimates are as of December 31, 1995, and December 31, 1994, and may not be relevant in predicting the Company's future earnings or cash flows. This is due primarily to the Company's intention and ability to hold its investment securities and loans to maturity. Additionally, it is the Company's policy to balance rate sensitive assets and rate sensitive liabilities so as to minimize the effect of rate changes on net interest margin. Because the Company follows this policy, the unrealized gains and losses on the asset side of the balance sheet are substantially offset by unrealized gains and losses on the liability side of the balance sheet.

Note 15:
COMMITMENTS AND CONTINGENCIES

    In the normal course of business there are various commitments outstanding and contingent liabilities, such as guarantees and commitments to extend credit, including letters of credit to facilitate commercial trade and standby letters of credit to assure performance or to support debt obligations, which are not reflected in the accompanying consolidated financial statements. These arrangements have credit risk essentially the same as that involved in extending loans to customers. At December 31, 1995, and 1994, the subsidiaries of the Company had outstanding standby letters of credit of $42,669,000 and $47,197,000, respectively. The majority of the standby letters of credit outstanding at December 31, 1995, are related to debts of others, primarily corporations, including industrial revenue bonds of approximately $5.6 million.

    The terms of these standby letters of credit are generally less than five years. Potential losses on standby letters of credit are considered in the allowance for possible loan and lease losses. Fee income on standby letters of credit is recognized in accordance with Statement of Financial Accounting Standards No. 91.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Financial instruments whose contract amounts represent credit risk at December 31, 1995, are as follows:

                                                    Contractual Amount
                                                    ------------------
Commitments to extend credit.......................    $   526,398,000
Standby letters of credit..........................    $    42,669,000

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.
      35-52
    Two real estate partnerships owned by the Company through one of its subsidiaries have $1,445,000 and $1,529,000, respectively, at December 31, 1995, of long-term indebtedness in which the creditors' recourse to the Company is limited to the Company's interest in the specific partnership's collateral pledged under the related obligation.

    Land, buildings, and equipment are leased under contracts through various dates to 2070, with renewal options generally available. Total rent expense of the leased premises and equipment was $4,005,000 in 1995, $3,469,000 in 1994, and $5,398,000 in 1993. Rental income received under sub-leases amounted to $432,000 in 1995, $284,000 in 1994, and $269,000 in 1993.

    Minimum annual rentals under non-cancelable operating leases totaling $8,006,000, are as follows: 1996 - $2,108,000, 1997 - $1,738,000, 1998 -
$1,360,000, 1999 - $993,000, 2000 - $475,000, and remaining years - $1,332,000.
Minimum annual rental income under non-cancelable operating sub-leases amounts to $70,000 each year from 1996 through 2001, and $35,000 in 2002. The annual rent for certain of the leases varies according to changes in the Consumer Price Index.

Aearth Development, Inc. v. First Commercial Bank, N.A.
-------------------------------------------------------
    First Commercial Bank, N.A., a wholly owned subsidiary of the Company, is the defendant in litigation initiated in 1989 seeking approximately $200,000,000 in compensatory damages plus punitive damages. Plaintiffs in the litigation allege fraudulent conspiracy, fraudulent misrepresentation, tortious interference with a business expectancy, breach of contract, willful breach of fiduciary duty, interference with performance of contract, securities law violations, conversion, prima facie tort and violations of the Federal Racketeer Influence and Corrupt Organization Act as a basis for treble damages. In June of 1991, the matter was tried before a chancery judge in Chancery Court in Pulaski County, Arkansas, and on June 5, 1992, the complaint was dismissed and no damages were assessed against First Commercial Bank, N.A. Plaintiffs appealed this decision to the Supreme Court of Arkansas in July of 1992, alleging error for failure to try the case before a jury in Circuit Court. On July 18, 1994, the Supreme Court of Arkansas remanded the case to Circuit Court in Pulaski County, Arkansas, for jury trial. A trial date has been set for February 5, 1996. First Commercial Bank has been advised that in the opinion of its counsel, a materially adverse result is unlikely.

    The Company is involved in various lawsuits and litigation matters on an ongoing basis as a result of its day-to-day operations. However, the Company does not believe that any of these or any threatened lawsuits and litigation matters will have a materially adverse effect on the Company's financial position or results of operations.
      35-52
Note 16:
PARENT COMPANY FINANCIAL INFORMATION

    Presented below are the condensed balance sheets, and statements of income and cash flows for the parent company, First Commercial Corporation:

Balance Sheets (In Thousands)                December 31,
                                          ------------------
                                            1995      1994
                                          --------  --------
Assets
  Cash................................... $  8,246  $  1,014
  Short-term investments.................    2,500     4,500
                                          --------  --------
  Cash and cash equivalents..............   10,746     5,514
  Loans..................................    1,233     1,296
  Investment in and advances
    to subsidiaries......................  456,475   373,734
  Investment securities, estimated market
    value $429 ($229 in 1994)............      429       229
  Bank premises and equipment............   10,294     9,237
  Other assets...........................    8,030    10,278
                                          --------  --------
                                          $487,207  $400,288
                                          ========  ========
Liabilities and Stockholders' Equity
  Long-term debt......................... $  2,143  $  3,214
  Short-term borrowings..................   38,596    41,700
  Other liabilities......................   14,209    12,183
  Preferred stock........................        -         -
  Common stockholders' equity............  432,259   343,191
                                          --------  --------
                                          $487,207  $400,288
                                          ========  ========

Statements of Income (In Thousands)         Years Ended December 31,
                                          ----------------------------
                                            1995      1994      1993
                                          --------  --------  --------
Income
  Dividends from subsidiaries............ $ 46,700  $ 33,095  $ 51,301
  Interest...............................      213       226       414
  Other income...........................      395     1,038       979
                                          --------  --------  --------
Total income.............................   47,308    34,359    52,694
                                          --------  --------  --------
Expenses
  Interest...............................    2,273     2,174     1,918
  Other expenses.........................   11,062     9,778     7,725
                                          --------  --------  --------
Total expenses...........................   13,335    11,952     9,643
                                          --------  --------  --------
Income from operations...................   33,973    22,407    43,051
Income tax benefit.......................    4,686     4,088     3,514
Equity in undistributed
  earnings of subsidiaries...............   18,251    23,813      (600)
                                          --------  --------  --------
Net income............................... $ 56,910  $ 50,308  $ 45,965
                                          ========  ========  ========
      35-52
Statements of Cash Flows (In Thousands)       Years Ended December 31,
                                            ----------------------------
                                              1995      1994      1993
                                            --------  --------  --------
OPERATING ACTIVITIES

Net income................................. $ 56,910  $ 50,308  $ 45,965
Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization...........    2,351     2,318     1,289
   Undistributed earnings of subsidiaries..  (18,251)  (23,813)      600
   Writedown of other real estate..........        -        79         -
   Gain on sale of equipment...............       (3)        -         -
   Increase (decrease) in taxes payable....    3,380       782      (798)
   Decrease in interest receivable.........        -        10       108
   Increase (decrease) in interest payable.     (669)      694       (22)
   Increase in dividends payable...........      993     1,411       334
   Decrease (increase) in other receivables    1,896    (2,262)     (168)
   Decrease (increase) in prepaid assets...       47       (58)      (17)
   Increase (decrease) in accrued expenses.   (1,678)    3,333      (623)
                                            --------  --------  --------
Net cash provided by operating activities..   44,976    32,802    46,668

INVESTING ACTIVITIES

Proceeds from maturing
  investment securities held-to-maturity...        -         -    58,668
Proceeds from maturing investment
  securities available-for-sale............        -     1,061         -
Purchases of investment securities
  held-to-maturity.........................        -         -   (38,100)
Purchases of investment securities
  available-for-sale.......................     (200)     (100)        -
Net decrease (increase) in loans...........       63      (324)     (959)
Purchase of subsidiary.....................   (6,122)        -   (63,170)
Decrease (increase) in investments
  in subsidiaries..........................      130   (15,216)        -
Decrease (increase) in advances to
  subsidiaries.............................   (1,891)   (2,048)        -
Fixed asset purchases......................   (3,207)   (6,308)   (7,999)
Proceeds from sale of fixed assets.........      107     2,103     3,495
Proceeds from sale of other real estate....        -       141        88
                                            --------  --------  --------
Net cash used in investing activities......  (11,120)  (20,691)  (47,977)
      35-52
Statements of Cash Flows (continued)
(In Thousands)                                Years Ended December 31,
                                            ----------------------------
                                              1995      1994      1993
                                            --------  --------  --------
FINANCING ACTIVITIES

Net increase (decrease) in short-term
  borrowings.............................   (3,104)   41,700         -
Repayment of long-term debt..............   (1,071)  (15,972)   (1,083)
Dividends paid on preferred stock........        -      (129)   (1,210)
Dividends paid on common stock...........  (20,356)  (17,092)  (13,780)
Payment to redeem preferred stock........        -   (11,330)        _
Proceeds from issuance of common stock...       61         -     7,879
Purchases of treasury stock..............   (5,245)   (9,566)      (59)
Sales of treasury stock..................        -        63         8
Purchase of partial shares resulting
  from stock splits/stock dividends......      (44)      (25)      (20)
Stock options exercised..................    1,135       890       554
                                          --------  --------  --------
Net cash provided by (used in) financing
  activities.............................  (28,624)  (11,461)   (7,711)
Net increase (decrease) in cash and
  cash equivalents.......................    5,232       650    (9,020)
Cash and cash equivalents at
  beginning of year......................    5,514     4,864    13,884
                                          --------  --------  --------
Cash and cash equivalents at end of year. $ 10,746  $  5,514  $  4,864
                                          ========  ========  ========