Form 10-K, Exhibit 13
period 1996-12-31
FIRST COMMERCIAL CORP
filed 1997-03-12
CIK 316769

EXHIBIT 13


       10-26

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Performance Summary

    The Company reported record earnings for 1996 of $2.37 per share, compared to $2.07 and $1.87 for the years ended 1995 and 1994, respectively. Net income for 1996 of $68.6 million represented a 20% increase over 1995 net income of $56.9 million. Net income for 1994 was $50.3 million.

    The following discussion provides a comparison of profitability, balance sheet and asset quality for the past three years. The consolidated financial statements and accompanying notes should be reviewed carefully to provide a complete analysis of the Company's financial condition and results of operations. All share and per share data in this report have been retroactively adjusted for the following stock dividends: five percent declared November 1994, seven percent declared November 1995, and five percent declared October 1996. On November 23, 1996, the Company acquired Security national Bank, Nacogdoches, Texas. The Security National Bank acquisition was accounted for as a pooling-of-interests. The results of Security National Bank are included in the consolidated financial statements for 1996; however, prior period financial data has not been restated due to immateriality. These factors should be considered when making comparisons to 1995 and 1994.

Profitability

    When evaluating the earnings performance of a banking organization, two profitability ratios are important standards of measurement: return on average assets and return on average common stockholders' equity. Return on average assets measures net income in relation to total average assets and portrays the organization's ability to profitably employ its resources. Return on average assets for 1996 was 1.30% compared to 1.22% in 1995 and 1.19% in 1994.

    The second profitability ratio is return on average common stockholders' equity. This ratio reflects how effectively a company has been able to generate earnings on the capital invested by its stockholders. The Company's return on average common stockholders' equity was 15.09% in 1996, 15.02% in 1995, and 14.87% in 1994. The improvement is indicative of the Company's successful deployment of its capital, combined with strong earnings growth.

    The primary factors contributing to increased earnings during the past three years have been a strong interest margin and consistent increases in non-interest income accompanied by careful monitoring of non-interest expenses, so as to control and minimize these costs.
       10-26

==============================================================================

 Contribution to Earnings Per Common Share
 (Net of Marginal Federal Tax Rate of 35%)
                                                                        For the Years          EPS Increase
                                                                      Ended December 31,        (Decrease)
                                                                  -------------------------- -----------------
                                                                                              1995 to  1994 to
                                                                    1996     1995     1994     1996     1995
                                                                  -------- -------- -------- -------- --------
 Net interest income.............................................  $  4.88  $  4.36  $  3.85  $   .52  $   .51
 Provision for possible loan and lease losses....................     (.17)    (.07)     .07     (.10)    (.14)
 Trust department income.........................................      .27      .27      .26        -      .01
 Mortgage servicing fee income...................................      .93      .53      .40      .40      .13
 Broker-dealer operations income.................................      .09      .07      .04      .02      .03
 Service charges on deposits.....................................      .58      .52      .49      .06      .03
 Other service charges and fees..................................      .28      .22      .19      .06      .03
 Investment securities gains (losses), net.......................        -     (.01)       -      .01     (.01)
 Other real estate gains (losses), net...........................     (.01)    (.01)     .11        -     (.12)
 Other income....................................................      .17      .16      .17      .01     (.01)
 Salaries, wages and employee benefits...........................    (2.15)   (1.89)   (1.81)    (.26)    (.08)
 Net occupancy...................................................     (.28)    (.26)    (.24)    (.02)    (.02)
 Equipment.......................................................     (.29)    (.25)    (.22)    (.04)    (.03)
 FDIC insurance..................................................     (.04)    (.17)    (.21)     .13      .04
 Amortization of mortgage servicing rights.......................     (.44)    (.18)    (.13)    (.26)    (.05)
 First Commercial Trust Company lawsuit settlement...............        -        -     (.15)       -      .15
 Other expense...................................................    (1.49)   (1.27)   (1.02)    (.22)    (.25)
 Tax-exempt income and credits...................................      .04      .05      .07     (.01)    (.02)
                                                                  -------- -------- -------- -------- --------
 Net income................. ....................................  $  2.37  $  2.07  $  1.87  $   .30  $   .20
                                                                  ======== ======== ======== ======== ========

==============================================================================

Acquisitions

    The Company's continued growth in earnings, asset and market share during 1996 resulted from both internal growth and acquisition activity. The Company has experienced numerous acquisitions during the past three years, which are highlighted below.

    On January 14, 1994, the Company acquired all of the outstanding stock of Clinton Bancshares, Inc., Clinton, Arkansas, in exchange for 320,959 Company common shares. This transaction was accounted for as a pooling-of-interests, and accordingly, all prior period financial data has been restated to include this acquisition. Clinton Bancshares, Inc., had approximately $63 million in assets, $27 million in loans, and $58 million in deposits.

    On March 10, 1994, the Company completed affiliation with State First Financial Corporation through an exchange of 5,958,136 Company common shares for all outstanding shares of State First Financial Corporation, which had assets of approximately $725 million, loans of approximately $350 million, and deposits of approximately $650 million. This transaction was accounted for as a pooling-of-interests, and accordingly, all prior period financial data has been restated.
       10-26

    On August 5, 1994, the Company acquired United American Bancshares, Inc., for $11.1 million. United American Bancshares, Inc., had total assets of approximately $93 million, total loans of approximately $33 million, and total deposits of approximately $84 million. This transaction was accounted for as a purchase, and accordingly, the results of operations were consolidated with those of the Company from the date of acquisition. The assets and liabilities of United American Bancshares, Inc., were adjusted to fair value at the purchase date, resulting in an excess cost over fair value of $3.3 million.

    On September 15, 1994, the Company acquired Kilgore First Bancorp, Inc., for $14.8 million. Kilgore First Bancorp, Inc., had approximately $133 million in assets, $61 million in loans, and $122 million in deposits. This transaction was accounted for as a purchase, and accordingly, the results of operations were consolidated with those of the Company from the date of acquisition. The assets and liabilities of Kilgore First Bancorp, Inc., were adjusted to fair value at the purchase date, resulting in an excess cost over fair value of $4.1 million.

    On November 30, 1995, the Company acquired all the outstanding common stock of FDH Bancshares, Inc., in exchange for 1,416,675 Company common shares. FDH Bancshares, Inc., had approximately $375 million in assets, $206 million in loans, and $330 million in deposits. This transaction was accounted for as a purchase, and accordingly, the results of operations were consolidated with those of the Company from the date of acquisition. The assets and liabilities of FDH Bancshares, Inc., were adjusted to fair value at the purchase date, resulting in an excess cost over fair value of $14.7 million.

    On November 30, 1995, the Company acquired all of the outstanding common stock of West-Ark Bancshares, Inc., Clarksville, Arkansas, in exchange for 723,561 Company common shares. This transaction was accounted for as a pooling-of-interests. The results of West-Ark Bancshares, Inc., are included in the consolidated financial statements for 1995; however, prior period financial data has not been restated due to immateriality. West-Ark Bancshares, Inc., had approximately $159 million in assets, $107 million in loans, and $146 million in deposits.

    On November 23, 1996, the Company acquired all of the outstanding common stock of Security National Bank, Nacogdoches, Texas, in exchange for 253,154 Company common shares. This transaction was accounted for as a pooling-of-interests. The results of Security National Bank are included in the consolidated financial statements for 1996; however, prior period financial data has not been restated due to immateriality. Security National Bank, which merged into an existing affiliate of the Company, Stone Fort National Bank, Nacogdoches, Texas, had approximately $35 million in assets, $16 million in loans, and $31 million in deposits.

    On January 31, 1997, through a joint venture with Arvest Bank Croup of Bentonville, Arkansas, the Company purchased a 50% interest in Oklahoma National Bank of Duncan, Oklahoma, which has assets of $60 million, loans of $43 million, and deposits of $55 million.

    Three affiliations are currently pending, which reflect the Company's acquisition strategy of expanding existing markets as well as entering additional geographical areas.
       10-26

    On October 4, 1996, the Company announced that it had entered into an agreement to acquire W.B.T. Holding Company ("WBT") and its wholly owned subsidiary, United American Bank, in Memphis, Tennessee. United American Bank, with assets of $273 million, loans of $180 million and deposits of $251 million, will be merged into the Company's existing affiliate, First Commercial Bank, N.A., of Memphis. The Company will issue approximately 1.3 million shares of its common stock in exchange for all of the outstanding shares of WBT common stock, subject to adjustments for non-bank assets and liabilities of WBT. The transaction is to be accounted for as a pooling-of-interests and is expected to close in February 1997.

    On December 20, 1996, the Company entered into a definitive agreement to acquire Southwest Bancshares, Inc., of Jonesboro, Arkansas, ("Southwest") and its wholly owned subsidiaries: First Bank of Arkansas, Jonesboro; First Bank of Arkansas, Russellville; First Bank of Arkansas, Searcy; and First Bank of Arkansas, Wynne. Total assets for Southwest are $820 million; loans are $606 million; and deposits are $716 million. The Company will issue approximately
3.4 million shares of its common stock in exchange for all of the outstanding shares of Southwest common stock. The transaction, which will be accounted for as a pooling-of-interests, is expected to close during the second quarter of 1997.

    On February 5, 1997, a definitive agreement was entered into whereby the Company will acquire First Central Corporation ("First Central") and its wholly owned subsidiary, First National Bank, Searcy, Arkansas, which has assets of $261 million, loans of $140 million and deposits of $229 million. the Company will issue 1.65 million shares of its stock in exchange for all of the shares of First Central common stock. The transaction will be accounted for as a pooling-of-interests and is expected to close during the second quarter of 1997.

    The affiliations with Southwest and First Central will result in overlapping markets in Russellville and Searcy. Banking regulations prohibit a banking organization from exceeding a specified share of a given market through acquisition. The Company is working with regulatory agencies to determine the required level of divestiture in these markets.

    During 1997 the Company will continue to evaluate potential affiliates on the basis of the quality of their markets and the ability to negotiate transactions without permanent earnings per share or book value dilution.
       10-26

==============================================================================

Six-Year Financial Summary
(In Thousands Except for Per Share Data)                                                             Five-Year
                                                                                                      Compound
                                                                                                       Annual
                                                                                                       Growth
                                                      Year Ended December 31,                           Rate
                              ---------------------------------------------------------------------- ----------
                                 1996        1995        1994        1993        1992        1991
                              ----------  ----------  ----------  ----------  ----------  ----------
 Interest income............. $  376,356  $  322,182  $  257,751  $  234,995  $  232,098  $  247,858      9%
 Interest expense............    159,148     137,632      98,306      90,421      98,690     128,802      4%
                              ----------  ----------  ----------  ----------  ----------  ----------
 Net interest income.........    217,208     184,550     159,445     144,574     133,408     119,056     13%
 Provision for possible loan
  and lease losses...........      7,452       3,059      (3,092)      4,416       8,941       9,992     (6%)
                              ----------  ----------  ----------  ----------  ----------  ----------
 Net interest income after
  provision for possible loan
  and lease losses...........    209,756     181,491     162,537     140,158     124,467     109,064     14%

 Other income................    103,529      73,988      68,652      58,957      51,182      46,056     18%
 Other expenses..............    207,940     170,306     156,875     135,191     118,882     108,530     14%
                              ----------  ----------  ----------  ----------  ----------  ----------
 Income before income taxes..    105,345      85,173      74,314      63,924      56,767      46,590     18%
 Income tax provision........     36,783      28,263      24,006      17,959      16,800      12,629     24%
                              ----------  ----------  ----------  ----------  ----------  ----------
 Net income.................. $   68,562  $   56,910  $   50,308  $   45,965  $   39,967  $   33,961     15%
                              ==========  ==========  ==========  ==========  ==========  ==========
 Earnings per common share... $     2.37  $     2.07  $     1.87  $     1.66  $     1.44  $     1.29     14%

 Earnings per common share,
  as originally reported.....       2.37        2.07        1.87        1.75        1.59        1.43     11%

 Cash dividends per share....       0.84        0.74        0.64        0.51        0.40        0.35     22%

 Year End Financial Position
  Total loans and leases..... $3,278,688  $3,215,562  $2,534,793  $2,191,190  $1,798,898  $1,725,957     14%
  Total assets...............  5,530,783   5,360,940   4,374,199   4,199,430   3,368,086   3,322,040     11%
  Total deposits.............  4,815,141   4,630,541   3,825,360   3,756,680   2,997,783   2,972,337     10%
  Long-term debt.............      6,097       7,170       8,243      20,389      23,287      28,625    (27%)
  Stockholders' equity.......    475,132     432,259     343,191     336,845     297,508     267,259     12%

==============================================================================
       10-26

==============================================================================

Analysis of Selected Financial Statistics
                                                                               For the Years Ended December 31,
                                                                               --------------------------------
                                                                                  1996       1995       1994
                                                                               ---------- ---------- ----------
 Profitability
  Net interest margin.........................................................      4.66%      4.53%      4.26%
  Efficiency ratio <F1>.......................................................     55.65%     60.42%     62.38%
  Return on average common stockholders' equity...............................     15.09%     15.02%     14.87%
  Return on average assets....................................................      1.30%      1.22%      1.19%
  Earnings per common share...................................................    $ 2.37     $ 2.07     $ 1.87
  Cash dividends paid.........................................................    $  .84     $  .74     $  .64
  Dividend payout ratio.......................................................     35.34%     35.77%     33.97%

 Capital Adequacy
  Total stockholders' equity to assets........................................      8.59%      8.06%      7.85%
  Leverage ratio..............................................................      8.07%      7.31%      7.50%
  Tier I risk-based capital ratio.............................................     11.44%     11.31%     12.56%
  Total risk-based capital ratio..............................................     12.24%     12.14%     13.33%

 Asset Quality
  Net charge-offs to average loans and leases.................................       .20%       .08%       .04%
  Allowance for possible loan and lease losses to total loans and leases......      1.60%      1.60%      1.79%
  Non-performing loans to total loans and leases..............................       .74%       .54%       .52%
  Non-performing assets to total loans and leases and other real estate.......       .62%       .42%       .51%
  Allowance for possible loan and lease losses to non-performing loans........    215.64%    294.42%    340.82%
  Allowance for possible loan and lease losses and other real estate losses
   to non-performing assets...................................................    259.57%    376.30%    347.35%

<F1>  Excludes effect of non-recurring income and expenses and intangible amortization.

==============================================================================

Net Interest Income

    In this discussion, net interest income is presented on a fully tax-equivalent basis. This permits comparability of data through recognition of the tax savings realized on tax-exempt earnings. Net interest income on a tax-equivalent basis was $220.9 million in 1996, versus $188.0 million in 1995 and $163.1 million in 1994. The $32.9 million increase in 1996 is due principally to the 1995 fourth quarter acquisition of FDH Bancshares, Inc., which was accounted for as a purchase, but also reflects increased volumes at other affiliate banks. In addition, there were general repricings of the securities and loan portfolios: the average yield on the securities portfolio increased to 6.00% in 1996 from 5.80% in 1995; and the average yield on the loan portfolio increased to 8.98% from 8.82%. The $25.0 million increase in 1995 is due principally to the 1994 third quarter acquisitions of banks in Palestine and Kilgore, Texas, and to the 1995 fourth quarter acquisitions of FDH Bancshares, Inc., and West-Ark Bancshares, Inc. In addition, there were general repricings of the securities and loan portfolios in excess of
       10-26

increases in liability costs: the average yield on the securities portfolio increased to 5.80% in 1995 from 5.11% in 1994; and the average yield on the loan portfolio increased to 8.82% from 7.98% in 1994.

    The Company's net interest spread increased from 3.78% for 1995 to 3.90% for 1996, while net interest margin increased from 4.53% for 1995 to 4.66% for 1996. Net interest spread represents the difference between the rates earned on assets and the rates paid on liabilities. Net interest margin measures the net interest income earned as a percentage of earning assets.

    Net interest spread and net interest margin increased in 1996 over 1995 as a result of the securities and loan portfolios repricing combined with a 15.5% growth in average loans and leases. The loan growth was due to internal growth, 6.9%, and acquisitions, 8.6%. Net interest spread and net interest margin increased in 1995 over 1994 for similar reasons.

==============================================================================

Analysis of Net Interest Income (FTE = Fully Tax-Equivalent)
(Dollars in Thousands)
                                                                            For the Years Ended December 31,
                                                                          ------------------------------------
                                                                             1996         1995         1994
                                                                          ----------   ----------   ----------
 Interest income......................................................... $  376,356   $  322,182   $  257,751
 Fully tax-equivalent adjustment.........................................      3,677        3,472        3,618
                                                                          ----------   ----------   ----------
 Interest income - FTE...................................................    380,033      325,654      261,369
 Interest expense........................................................    159,148      137,632       98,306
                                                                          ----------   ----------   ----------
 Net interest income - FTE............................................... $  220,885   $  188,022   $  163,063
                                                                          ==========   ==========   ==========
 Yield on earning assets - FTE............................................      8.01%        7.85%        6.82%
 Cost of interest bearing liabilities.....................................      4.11%        4.07%        3.18%
 Net interest spread - FTE................................................      3.90%        3.78%        3.64%
 Net interest margin - FTE................................................      4.66%        4.53%        4.26%

==============================================================================
       10-26

==============================================================================

Analysis of Changes in Net Revenue from Earning Assets
(Dollars in Thousands)
                                                        Change from 1995 to 1996     Change from 1994 to 1995
                                                       --------------------------   --------------------------
                                                          Increase (Decrease)          Increase (Decrease)
                                                       --------------------------   --------------------------
                                                                 Due to                       Due to
                                                        Due to   Yield/              Due to   Yield/
                                                        Volume    Cost    Total      Volume    Cost    Total
                                                       -------- -------- --------   -------- -------- --------
 Revenue from earning assets
  Short-term investments.............................. $  3,024 $   (667)$  2,357   $ (1.605)$  2.079 $    474
  Trading account securities..........................       19       12       31         (3)     (15)     (18)
  Investment securities...............................    6,031    2,443    8,474     (7,639)   9,801    2,162
  Loans and leases, net of unearned income............   38,985    4,532   43,517     42,166   19,501   61,667
                                                       -------- -------- --------   -------- -------- --------
 Change in revenue from earning assets................   48,059    6,320   54,379     32,919   31,366   64,285
                                                       -------- -------- --------   -------- -------- --------
 Expense for interest bearing liabilities
  Interest bearing transaction and savings accounts...    3,601      781    4,382       (235)   2,137    1,902
  Certificates of deposit $100,000 and over...........    5,619    3,598    9,217      2,716    2,934    5,650
  Other time deposits.................................   13,269   (3,165)  10,104      8,289   16,942   25,231
  Short-term borrowings...............................     (546)  (1,255)  (1,801)     5,222    1,228    6,450
  Long-term debt......................................     (177)    (209)    (386)       (12)     105       93
                                                       -------- -------- --------   -------- -------- --------
 Change in interest expense...........................   21,766     (250)  21,516     15,980   23,346   39,326
                                                       -------- -------- --------   -------- -------- --------
 Change in net revenue from earning assets............ $ 26,293 $  6,570 $ 32,863   $ 16,939 $  8,020 $ 24,959
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

==============================================================================
       10-26
==============================================================================

Average Balances and Interest Rates
(Dollars in Thousands)                 1996                        1995                        1994
                            --------------------------- --------------------------- ---------------------------
                                        Tax Equiv. Int.             Tax Equiv. Int.             Tax Equiv. Int.
                                       ----------------            ----------------            ----------------
                             Average   Revenue/  Yield/  Average   Revenue/  Yield/  Average   Revenue/  Yield/
                             Balance   Expense   Cost    Balance   Expense   Cost    Balance   Expense   Cost
 ASSETS                     ---------- -------- ------- ---------- -------- ------- ---------- -------- -------
 EARNING ASSETS
 Short-term investments.... $  132,035 $  7,023   5.32% $   75,174 $  4,666   6.21% $  101,037 $  4,192   4.15%
 Trading account securities        540       35   6.48         245        4   1.63         431       22   5.10
 Investment securities
 - taxable.................  1,202,621   70,244   5.84   1,125,656   62,907   5.59   1,264,305   60,582   4.79
 - non-taxable.............    170,235   12,071   7.09     146,613   10,934   7.46     139,579   11,097   7.95
 Loans and leases, net of
  unearned income..........  3,237,040  290,660   8.98   2,802,874  247,143   8.82   2,234,668  185,476   7.98
                            ---------- --------         ---------- --------         ---------- --------
  Total earning assets.....  4,742,471  380,033   8.01   4,150,562  325,654   7.85   3.830,020  261,369   6.82
                            ---------- --------         ---------- --------         ---------- --------
 Allowance for possible
  loan and lease losses....    (52,057)                    (47,263)                    (49,020)
 NON-EARNING ASSETS
  Cash and due from banks..    265,349                     307,431                     249,804
  Bank premises and equip..    105,953                      93,663                      81,814
  Other real estate owned..      2,239                       2,542                       6,634
  Other assets.............    219,570                     145,433                     116,334
                            ----------                  ----------                  ----------
 Total assets.............. $5,283,525                  $4,652,368                  $4,235,586
                            ==========                  ==========                  ==========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 INTEREST BEARING LIABILITIES
 Interest bearing transaction
  and savings accounts..... $1,618,249   41,020   2.53  $1.476,193   36,638   2.48  $1.485,680   34,736   2.34
 Certificates of deposit
  $100,000 and over........    505,953   26,571   5.25     398,962   17,354   4.35     336,528   11,704   3.48
 Other time deposits.......  1,574,657   82,404   5.23   1,321,091   72,300   5.47   1,169,626   47,069   4.02
 Short-term borrowings.....    166,659    8,743   5.25     177,067   10,544   5.95      89,381    4,094   4.58
 Long-term debt............      6,429      410   6.38       9,197      796   8.65       9,332      703   7.53
                            ---------- --------         ---------- --------         ---------- --------
 Total int bearing liab ...  3,871,947  159,148   4.11   3,382,510  137,632   4.07   3,090,547   98,306   3.18
                           ---------- --------         ---------- --------         ---------- --------
 NON-INTEREST BEARING LIABILITIES
 Non-interest bearing
  transaction accounts.....    900,355                     848,662                     772,060
 Other liabilities.........     56,924                      42,389                      33,735
                            ----------                  ----------                  ----------
  Total liabilities........  4,829,226                   4,273,561                   3,896,342
 Preferred stock...........          -                           -                       1,687
 Common stockholders' equity   454,299                     378,807                     337,557
                            ----------                  ----------                  ----------
 Total liabilities and
 stockholders' equity...... $5,283,525                  $4,652,368                  $4,235,586
 Net revenue from           ==========                  ==========                  ==========
  earning assets...........            $220,885                    $188,022                    $163,063
 Net yield on earning assets                      4.66%                       4.53%                       4.26%
       10-26

NOTE:  Interest income on tax-exempt securities, loans and leases is calculated on a tax-equivalent basis, using a federal marginal income tax rate of 35%, and is reduced for non-deductible carrying interest.  Loan balances include non-accrual loans.  See Note 1 of Notes to Consolidated Financial Statements for a description of the income recognition policy.

==============================================================================

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

    The Company has traditionally used net interest revenue simulation modeling with a variety of interest rate scenarios for certain of its large affiliate banks as well as the entire Company. During 1996, the Company also began to monitor economic valuation risk by measuring the sensitivity of the economic value of the Company's equity.

    The data used in the interest rate sensitivity analysis table is based on repricing terms, rather than actual contractual maturities. As the table indicates, the Company is liability sensitive on a cumulative basis at both the six month and one year time periods. However, this static gap analysis considers only the dollar volumes of assets and liabilities to be repriced, while changes in net interest income are determined not only by the volumes being repriced, but also by the rates at which the assets and liabilities are repriced. For example, while savings, NOW, and money market accounts are shown as being immediately repriceable, the rates paid on these accounts tend to have a relatively low sensitivity to market interest rates. Adjusting these and other balance sheet categories for their estimated sensitivity results in the Company having a ratio of cumulative rate sensitive assets to cumulative rate sensitive liabilities of .96 at the six month period and 1.04 at the one year time period. The Company also reviews the gap position for periods in excess of one year, comparing certain longer term fixed rate assets to certain liabilities and equity.
       10-26

==============================================================================

                                                         Interest Rate Sensitivity Period
(Dollars in thousands)             ----------------------------------------------------------------------------
                                     0 - 30    31 - 90    91 - 180  181 - 365    1 to 5     Over 5
                                      Days       Days       Days       Days      Years      Years      Total
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
 Earning assets:

 Short-term investments........... $  258,351 $       -- $       -- $       -- $       -- $       -- $  258,351
 Trading account securities.......        196         --         --         --         --         --        196
 Taxable investment securities....    163,277    108,503    137,836    122,143    627,576     26,271  1,185,606
 Tax-exempt investment securities.      2,836     10,887      5,043     11,317     92,376     67,344    189,803
 Loans and leases.................    733,491    240,438    345,823    520,573  1,145,569    292,794  3,278,688
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
 Total earning assets.............  1,158,151    359,828    488,702    654,033  1,865,521    386,409  4,912,644

 Interest bearing liabilities:

 Savings and NOW accounts.........  1,150,532         --         --         --         --         --  1,150,532
 Money market accounts............    644,910         --         --         --         --         --    644,910
 Other time deposits..............    292,043    462,492    474,285    442,866    389,597      7,026  2,068,309
 Short-term borrowings............    177,453         --         --         --         --         --    177,453
 Long-term debt...................         --         --      1,071          2          7      5,017      6,097
                    ...            ---------- ---------- ---------- ---------- ---------- ---------- ----------
 Total interest bearing
  liabilities....................   2,264,938    462,492    475,356    442,868    389,604     12,043  4,047,301

 Interest rate
  sensitivity gap................  (1,106,787)  (102,664)    13,346    211,165  1,475,917    374,366

 Cumulative interest rate
  sensitivity gap................  (1,106,787)(1,209,451) (1,196,105  (984,940)   490,977    865,343

 Cumulative rate sensitive assets
  to rate sensitive liabilities..       51.1%      55.7%      62.7%      73.0%     112.2%     121.4%

 Cumulative gap as a percentage
  of earning assets..............      (22.5%)    (24.6%)    (24.3%)    (20.0%)     10.0%      17.6%

==============================================================================

Non-Interest Income

    In addition to the net interest income increases, the Company has continued to expand and develop its sources of non-interest income. The primary sources of sustainable non-interest income are trust services, service charges on deposit accounts, mortgage services and bond trading activities. During 1996, non-interest income increased 39.9% from $74.0 million for 1995 to $103.5 million. Excluding the other real estate and investment securities gains and losses in 1996 and 1995, non-interest income increased $29.1 million, or 38.9%. the primary contributors to this increase were the bank acquisitions in 1995 and 1996, an increased mortgage servicing portfolio, service charges from the 1995 purchase of consumer credit card loan participations and increased activity from the Company's trust and broker-
       10-26

-dealer operations. The Company's mortgage banking subsidiary continued its strong performance during 1996, with an increase in servicing fees of $19.0 million due to several acquisitions of loan servicing rights during 1995 and 1996 and the adoption of Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights - an Amendment to FAS65" on January 1, 1996. In September 1995, First Commercial Mortgage Company purchased from the former National Home Mortgage Company in San Diego, California, loan servicing rights on approximately 60,000 mortgages exceeding $5 billion. In addition, purchases of servicing rights from the former Brumbaugh and Fulton Mortgage Company of Tulsa, Oklahoma, Kislak Mortgage of Miami, Florida, and Bailey Mortgage Company of Jackson, Mississippi, were consummated in April 1995, October 1995, and January 1996, respectively. The total servicing portfolio at December 31, 1996, was $7.3 billion with an unamortized cost of mortgage servicing rights of $45.8 million, compared to December 31, 1995, levels of $7.6 billion and $55.9 million, respectively.

     During 1995, non-interest income increased 7.8% to $74.0 million from $68.7 million for 1994. Excluding the other real estate and investment securities gains and losses in 1995 and 1994, non-interest income increased $10.7 million, or 16.6%. The primary contributors to this increase were the bank acquisitions in late 1994 and late 1995, an increased mortgage servicing portfolio due to loan servicing rights acquisitions mentioned previously, and service charges from the 1995 purchase of consumer credit card loan participations. For a detailed analysis of the dollar and percent changes in non-interest income, see the accompanying table.

==============================================================================

Net Interest Income                       For the Years
(Dollars in Thousands)                  Ended December 31,                 1996                  1995
                                  ------------------------------       Change from           Change from
                                    1996       1995       1994             1995                  1994
                                  --------   --------   --------   -------------------   -------------------
 Trust department income......... $ 12,286   $ 11,424   $ 10,904   $    862      7.55%   $    520      4.77%
 Mortgage servicing fee income...   41,331     22,312     16,340     19,019     85.24       5,972     36.55
 Broker-dealer operations income.    4,120      2,982      1,727      1,138     38.16       1,255     72.67
 Service charges on deposits.....   25,922     22,192     20,131      3,730     16.81       2,061     10.24
 Other service charges and fees..   12,505      9,149      7,964      3,356     36.68       1,185     14.88
 Investment securities gains
   (losses), net.................      (37)      (440)       139        403     91.59        (579)  (416.55)
 Other real estate gains
   (losses), net.................     (243)      (330)     4,413         87     26.36      (4,743)  (107.48)
 Other income....................    7,645      6,699      7,034        946     14.12        (335)    (4.76)
                                  --------   --------   --------   --------              --------
 Total non-interest income....... $103,529   $ 73,988   $ 68,652   $ 29,541     39.93%   $  5,336      7.77%
                                  ========   ========   ========   ========              ========

==============================================================================
       10-26

    First Commercial Mortgage Company's operations are affected by interest rate fluctuations and market factors. Lower long-term interest rates normally increase new mortgage loan production volume, which in turn increases fee income and net interest income as a result of the higher average volume of mortgages held for sale. Lower long-term rates also increase prepayment speeds of mortgages on which mortgage servicing rights (MSRs) are currently held, which lower yields realized on the Company's investment in MSRs. Increased prepayment speeds also accelerate paid in full (PIF) interest expense owed to certain investors. PIF interest is the partial monthly interest in the month of payoff that is not payable by the mortgagor, but is receivable by the mortgage security holder.

    Higher long-term interest rates normally decrease the general volume of new mortgage originations, decreasing the volume of mortgages held for sale. These conditions result in reduced fee income and reduced net interest income. However, the Company's average net yield as a percentage of the balance held may increase if short-term rates do not change by a corresponding degree. Higher long-term rates also decrease the prepayment speed of mortgages on which MSRs are currently held, which in turn would increase the yield on the Company's investment in MSRs. Decreased prepayment speeds will also decrease PIF interest expense due to loans which pay off.

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

Non-Interest Expense

    Non-interest expenses consist of salaries and benefits, occupancy, equipment and other expenses such as legal fees, postage, etc., necessary for the operation of the Company. Management is committed to controlling and even reducing the level of non-interest expenses through improved efficiency and consolidation of certain activities to achieve economies of scale without sacrificing quality service for our customers.

    Non-interest expense increased $37.6 million in 1996, of which $7.8 million is a result of the bank acquisitions in late 1995 and in 1996. The primary contributors to the remaining increase were the amortization of mortgage servicing rights from First Commercial Mortgage Company's expansion of mortgage loan servicing activities, the costs associated with the consumer credit card loan participations purchased in late 1995, the expenses associated with the Company's investment in new technology , and non-recurring expense accruals relating to data processing conversions and legal expenses. These increases were offset by a substantial reduction in FDIC premiums due to the insurance fund reaching its target level.
       10-26

    Non-interest expense increased $13.4 million in 1995. Excluding the 1994 expenses associated with the settlement of the 1994 class action lawsuit by First Commercial Trust Company, non-interest expense increased $19.7 million. The primary contributors to this increase were costs associated with the consumer credit card loan participations purchased in late 1995, and an increase in amortization expense in connection with large acquisitions of mortgage servicing rights in 1995. In addition, the bank acquisitions in late 1994 and late 1995 and non-recurring expense accruals relating to data processing conversions, legal expenses and charitable contributions caused non-interest expenses to increase.

    An important tool in determining a bank's effectiveness in managing non-interest expenses is the efficiency ratio, which is calculated by dividing non-interest expense by the sum of net interest margin on a tax-equivalent basis and non-interest income, excluding investment securities and other real estate gains and losses. The Company's ratio improved from 60.42% in 1995 to 55.65% in 1996, below its goal of 57%. The Company, in calculating its efficiency ratio has excluded the effect of the non-recurring income and expenses noted previously, as well as the effect of the Company's amortization of intangible assets. The decrease in the efficiency ratio shows the Company's commitment to controlling non-interest expense and its progress toward the new long-term goal set by management of a 54% efficiency ratio.
For a detailed analysis of the dollar and percent changes in non-interest expenses, see the accompanying table.

==============================================================================

Non-Interest Expenses                     For the Years
(Dollars in Thousands)                  Ended December 31,                1996                  1995
                                  ------------------------------       Change from           Change from
                                    1996       1995       1994            1995                  1994
                                  --------   --------   --------   -------------------   -------------------
 Salaries, wages and employee
  benefits....................... $ 95,531   $ 79,878   $ 74,981   $ 15,653     19.60%   $  4,897      6.53%
 Net occupancy...................   12,441     11,016      9,947      1,425     12.94       1,069     10.75
 Equipment.......................   12,947     10,700      9,149      2,247     21.00       1,551     16.95
 FDIC insurance..................    1,585      7,371      8,639     (5,786)   (78.50)     (1,268)   (14.68)
 Amortization of mortgage
  servicing rights...............   19,515      7,634      5,541     11,881    155.63       2,093     37.77
 First Commercial Trust Company
  lawsuit settlement.............        -          -          -          -         -      (6,257)        -
 Other expenses..................   65,921     53,707     42,361     12,214     22.74      11,346     26.78
                                  --------   --------   --------   --------              --------
 Total non-interest expenses..... $207,940   $170,306   $156,875   $ 37,634     22.10%   $ 13,431      8.56%
                                  ========   ========   ========   ========              ========

==============================================================================
       10-26

Income Taxes

    The effective income tax rate differs from the statutory rate primarily because of tax-exempt income from loans, leases and municipal securities. The effective tax rate was 34.9% for 1996, 33.2% for 1995, and 32.3% for 1994.
The increase in 1996 and 1995 is due primarily to a decrease in tax-exempt investment income as a percent of total net income. For more information, see
Note 11 of Notes to Consolidated Financial Statements.

Loan and Lease Portfolio

    At December 31, 1996, the Company's loan and lease portfolio, net of unearned income, reached $3.3 billion, an increase of 2% from year-end 1995's balance of $3.2 billion. Excluding the 1996 bank acquisition, which loan balances are not reflected in 1995, and the decrease of First Commercial Mortgage Company's loans held for resale, the loan and lease portfolio increased $150 million. This 5% internal growth in the loan and lease portfolio occurred primarily in the commercial and commercial real estate sectors. The Company has continued its policy of conservative lending, thereby avoiding significant risk areas, such as out of territory lending and highly leveraged transactions. This has been and will remain the philosophy of Company management.

    In keeping with this philosophy, the Company has no foreign loans, no loans outstanding to borrowers engaged in highly leveraged transactions, and no concentrations of credit to borrowers in any one industry. A concentration generally exists when more than 10% of total loans are outstanding to borrowers in the same industry.
       10-26

==============================================================================

Loans and Leases by Type and Non-Performing Status
(Dollars in Thousands)                                                    December 31,
                                                 --------------------------------------------------------------
                                                    1996         1995         1994         1993         1992
                                                 ----------   ----------   ----------   ----------   ----------
 Types of loans and leases
  Commercial, financial and agricultural........ $  614,051   $  602,348   $  488,399   $  448,282   $  363,462
  Real estate - construction....................    178,369      140,285      104,259       78,552       64,140
              - 1-4 family......................    927,957      977,024      725,646      655,224      586,226
              - other...........................    736,688      687,849      518,918      453,870      341,810
  Loans for purchasing or carrying securities...      9,497       11,568        9,304       11,277        9,930
  Consumer......................................    801,357      806,945      686,650      542,560      445,092
  Direct lease financing........................     38,914       32,196       30,689       21,981       15,516
  Other.........................................     15,066        9,414       16,793       16,367        8,961
                                                 ----------   ----------   ----------   ----------   ----------
    Total loans and leases...................... $3,321,899   $3,267,629   $2,580,658   $2,228,113   $1,835,137
                                                 ==========   ==========   ==========   ==========   ==========
 Non-performing loans
  Impaired loans................................ $    1,280   $      739   $        -   $        -   $        _
  Other non-accrual loans.......................     14,350        9,610        9,522       11,635       11,635
  Loans past due 90 days or more and
   still accruing...............................      7,906        6,919        3,391        3,544        3,216
  Restructured loans............................        845          170          386          520          709
                                                 ----------   ----------   ----------   ----------   ----------
    Total non-performing loans.................. $   24,381   $   17,438   $   13,299   $   15,699   $   15,560
                                                 ==========   ==========   ==========   ==========   ==========

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

==============================================================================
       10-26
==============================================================================

Maturity and Interest Rate Sensitivity of Loans
(Dollars in Thousands)                                             Loans at December 31, 1996, maturing in:
                                                              -------------------------------------------------
                                                                            Over One
                                                               One Year     Through        Over
                                                               or Less     Five Years   Five Years     Total
                                                              ----------   ----------   ----------   ----------
 Commercial, financial and agricultural...................... $  361,720   $  214,207   $   38,124   $  614,051
 Real estate - construction..................................     92,668       68,863       16,838      178,369
                                                              ----------   ----------   ----------   ----------
 Total....................................................... $  454,388   $  283,070   $   54,962   $  792,420
                                                              ==========   ==========   ==========   ==========
 Predetermined rates......................................... $  291,074   $  192,188   $   27,549   $  510,811
 Variable rates..............................................    163,314       90,882       27,413      281,609

==============================================================================

    The business loan portfolio, totaling $614.1 million and approximately 18% of total loans at year end, consists of commercial, financial and agricultural loans and is comprised primarily of loans to customers in the regional trade area of the bank subsidiaries in Arkansas, East Texas, Northwest Louisiana and Memphis, Tennessee. The bank subsidiaries generally do not participate in credits of large, publicly traded companies unless operations are maintained in the local communities. The portfolio is diversified from an industry standpoint and includes businesses engaged in manufacturing, wholesale, retail, agri-business, insurance, financial services and other service businesses. Emphasis is upon middle-market and small businesses with known local management and financial stability. Continued growth in business loans will be based upon strong solicitation efforts in a highly competitive market environment for quality loans. Asset quality is, in part, a function of management's consistent application and conservative underwriting standards. Risks associated with business loans such as financial performance, stability/longevity, loan structure, collateral and economic vulnerability, although not all inclusive, are considered in the underwriting process and loan monitoring.

    The portfolio of real estate-construction loans amounted to $178.4 million and approximately 5% of total loans at December 31, 1996. Management continues to maintain relatively low exposure in this category, being very conscious of the potential deterioration in market values of collateral for these types of loans. The portfolio consists of residential construction, commercial construction, and land development loans, predominantly in the local markets of the Company's banking subsidiaries. Commercial construction loans are for small and medium-sized office buildings, manufacturing and warehousing facilities, strip shopping centers, apartment complexes and other commercial properties. Exposure to larger speculative office and rental space is minimal. Residential construction and land development loans are primarily located in the state of Arkansas and East Texas. Management considers the risk associated with real estate loans such as cash flows, interest rate changes, project completion and lease up, collateral, loan structure, regulatory and tax issues, financial structure of the borrower and financial stability and longevity of the borrower in the underwriting process.
       10-26

    The mortgage loans in the real estate-mortgage category are extended, predominately, for owner-occupied residential properties. At December 31, 1996, there were $1.7 billion in loans outstanding, or 50% of total loans. Historically, the underwriting terms for real estate-mortgage loans have generally limited the borrowing availability such that an outstanding loan to a borrower would not exceed a percentage of the appraised value of the real estate. These percentages vary according to the type of real estate securing the mortgage loan and range from a low of 65% on mortgage loans secured by undeveloped land, to 80% for home equity loans, up to a high of 85% on 1-4 family residential mortgage loans. The credit quality or real estate-mortgage loans at December 31, 1996, is considered to be above average.

    The consumer loan portfolio, totaling $801.4 million or 24% of total loans, consists of both secured and unsecured loans to individuals for various personal reasons such as automobile financing, home improvements, recreational and educational purposes. Current delinquency ratios have increased over unsustainably low levels experienced in previous years. However, management does not anticipate current ratios to result in significant changes in loss trends.

Loan and Lease Risk Management

    The Company, in keeping with its focus on goals of strength, profitability and growth, in that order of priority, manages and controls the risk in the loan and lease portfolio through various strategies. The Asset Quality Committee, an independent committee of the Company's Board of Directors, actively reviews and approves overall corporate loan policies and procedures and monitors asset quality trends and concentrations of credit by loan size and industry. A corporate "in-house lending limit" has been set to reduce the risk in the event that a borrower fails to perform with any exception requiring approval at the corporate level. The in-house lending limit represents only 29% of the combined corporate legal lending limit. The Company has only one credit facility that exceeds the in-house limit at December 31, 1996, which represents 33% of the combined corporate legal lending limit. Loans and leases are also monitored for loan quality through risk ratings as defined in the Company's credit policy.

    During 1996, Federal and State regulatory agencies completed asset quality examinations at all of the Company's subsidiary banks. The Company's level and classification of potential problem loans identified as part of management's routine internal risk rating system was not altered significantly as a result of this regulatory examination process.

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

    The Loan Review Division is an independent function of the Asset Quality Committee. Loan Review's function complements and reinforces the risk identification and assessment of our lenders, provides the Company with an early warning identification system of deteriorating assets, reviews for adherence to credit policies and procedures, and provides the Committee and
       10-26

management with reports regarding the overall quality of the loan portfolio and other bank assets with credit risk.

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

    As can be seen in the accompanying table entitled Asset Quality, net charge-offs were .20% of average loans and leases in 1996 compared to .08% in 1995 and .04% in 1994. The relatively low levels of net charge-offs in 1996, 1995 and 1994 reflects the favorable asset quality that the Company has experienced from the conservative approach applied to its lending policies and the generally positive economic environment in the Company's markets.

==============================================================================

Asset Quality                                                     For the Years Ended December 31,
                                                     ----------------------------------------------------------
                                                        1996        1995        1994        1993        1992
                                                     ----------  ----------  ----------  ----------  ----------
 Net charge-offs to average loans and leases........       .20%        .08%        .04%        .16%        .52%
 Allowance for possible loan and lease
  losses to total loans and leases..................      1.60%       1.60%       1.79%       2.19%       2.15%
 Non-performing loans to total loans
  and leases........................................       .74%        .54%        .52%        .72%        .86%

==============================================================================
       10-26

Provision and Allowance for Possible Loan and Lease Losses

    The allowance for loan and lease losses is the amount deemed by management to be adequate to provide for possible losses on loans and leases that may become uncollectible. Reviews of general loss experience and the performance of specific credits are conducted in determining reserve adequacy and required provision expense.

    The principal areas of risk are in the general real estate loan portion of the portfolio, and accordingly, this area has the largest balance of the reserve allocated to it. Management attempts to control these risks by maintaining a diverse portfolio with no significant concentrations and through an aggressive real estate writedown policy. Also, the Company has only 32 loan relationships with aggregate outstanding balances of $5 million or greater, which further mitigates the loan loss risk.

    A key indicator of the adequacy of the allowance for possible loan and lease losses is the ratio of the allowance to non-performing loans. The Company's ratio has been at or above 100% for the past seven years. At December 31, 1996, the Company's ratio was 215.64%. This means that for every dollar of non-performing loans (impaired loans, other non-accrual loans, loans 90 days or more past due, and renegotiated loans), $2.16 is set aside in the Company's reserve to cover possible losses. The ratio at December 31, 1996, represents a decrease from the December 31, 1995, ratio of 294.42%.

    Another indication of reserve adequacy is the allowance for possible loan and lease losses and other real estate losses to non-performing assets (defined as impaired loans, other non-accrual loans, renegotiated debt, repossessed assets, and other real estate owned). At December 31, 1996, this ratio was 259.57%, down from 376.30% at December 31, 1995, indicating that the Company has $2.60 set aside in reserves for every dollar of non-performing assets. Although both of the reserve adequacy ratios have decreased from the high levels experienced in previous years, they continue to reflect the conservative approach the Company has taken in regard to building reserves for possible future losses.

    As of December 31, 1996, the allowance for loan and lease losses equaled $52.6 million or 1.60% of total loans and leases. Comparatively, the allowance for loan and lease losses amounted to $51.3 million or 1.60% of total loans and leases at December 31, 1995. The provision for possible loan and lease losses was $7.5 million in 1996, as compared to a $3.1 million in 1995, and a negative $3.1 million in 1994.

    The 1994 provision included a negative $4.1 million recorded in fourth quarter which resulted from the following: 1) continuing improvement of asset quality during 1994 as reflected in the non-performing loan ratios; 2) regulatory guidance to review each affiliate bank's methodology for general and historical allocations for consistency within the Company; and 3) internal analyses of reserves that were completed in the fourth quarter.
       10-26

==============================================================================

Allocation of Allowance for Possible Loan and Lease Losses
(Dollars in Thousands)                                                     December 31,
                                                 --------------------------------------------------------------
                                                    1996         1995         1994         1993         1992
                                                 ----------   ----------   ----------   ----------   ----------
 Commercial, financial and agricultural......... $   10,607   $   10,682   $   10,418   $   12,109   $    9,668
 Real estate....................................     17,419       18,465       15,869       17,588       11,032
 Consumer.......................................      9,462        7,766        5,715        6,215        5,276
 Other..........................................        616          543          801          698        1,825
 General risk...................................     14,471       13,885       12,522       11,470       10,911
                                                 ----------   ----------   ----------   ----------   ----------
 Total allowance for possible
 loan and lease losses.......................... $   52,575   $   51,341   $   45,325   $   48,080   $   38,712
                                                 ==========   ==========   ==========   ==========   ==========

==============================================================================

==============================================================================

Percentage Distribution of Allowance Allocation
and Categories of Loans as a Percent of Loans
                                                               December 31,
                      -----------------------------------------------------------------------------------------
                            1996              1995              1994              1993              1992
                      ----------------- ----------------- ----------------- ----------------- -----------------
                      Allowance  Loans  Allowance  Loans  Allowance  Loans  Allowance  Loans  Allowance  Loans
                      --------- ------- --------- ------- --------- ------- --------- ------- --------- -------
 Commercial, financial
  and agricultural....    20.2%   18.5%     20.8%   18.4%     23.0%   18.9%     25.2%   20.1%     25.0%   19.8%
 Real estate..........    33.1    55.5      36.0    55.2      35.0    52.3      36.6    53.3      28.5    54.1
 Consumer.............    18.0    24.1      15.1    24.7      12.6    26.6      12.9    24.4      13.6    24.2
 Other................     1.2     1.9       1.1     1.7       1.8     2.2       1.5     2.2       4.7     1.9
 General risk.........    27.5       -      27.0       -      27.6       -      23.8       -      28.2       -
                      --------- ------- --------- ------- --------- ------- --------- ------- --------- ------
 Total................   100.0%  100.0%    100.0%  100.0%    100.0%  100.0%    100.0%  100.0%    100.0%  100.0%
                      ========= ======= ========= ======= ========= ======= ========= ======= ========= =======

==============================================================================
       10-26

==============================================================================

Summary of Loan and Lease Loss Experience
(Dollars in Thousands)                                                    December 31,
                                                 --------------------------------------------------------------
                                                    1996         1995         1994         1993         1992
                                                 ----------   ----------   ----------   ----------   ----------
 Beginning balance of allowance for possible
  loan and lease losses......................... $   51,341   $   45,325   $   48,080   $   38,712   $   38,822
   Loans and leases charged off:
    Commercial, financial and agricultural......      1,318          905          710        2,042        2,761
    Real estate - construction..................         30        1,068           11           39           43
    Real estate - mortgage......................      1,340          663          820        2,287        5,978
    Consumer....................................      7,012        3,322        2,604        2,411        2,874
    Other.......................................          2           64           11          129           81
                                                 ----------   ----------   ----------   ----------   ----------
 Total charged off..............................      9,702        6,022        4,156        6,908       11,737
                                                 ----------   ----------   ----------   ----------   ----------
  Recoveries of loans and leases
   previously charged off:
    Commercial, financial and agricultural......      1,021        2,060        1,501        2,106        1,640
    Real estate - construction..................         34          403           73           52           23
    Real estate - mortgage......................        635          385          658          886          490
    Consumer....................................      1,552        1,034          861          677          519
    Other.......................................        105           31           80           26           14
                                                 ----------   ----------   ----------   ----------   ----------
 Total recoveries...............................      3,347        3,913        3,173        3,747        2,686
                                                 ----------   ----------   ----------   ----------   ----------
 Net loans and leases charged off...............      6,355        2,109          983        3,161        9,051
 Provision for possible loan and lease losses...      7,452        3,059       (3,092)       4,416        8,941
 Balance of allowance of purchased banks........        137        5,066        1,320        8,113            -
                                                 ----------   ----------   ----------   ----------   ----------
 Ending balance of allowance for possible
 loan and lease losses.......................... $   52,575   $   51,341   $   45,325   $   48,080   $   38,712
                                                 ==========   ==========   ==========   ==========   ==========
 Average loans and leases outstanding........... $3,237,040   $2,802,874   $2,324,668   $2,024,062   $1,753,501

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

==============================================================================
       10-26

Investment Portfolio

    The book value of investment securities at December 31, for each of the last three years and the maturity and yield distribution of investment securities at December 31, 1996, are presented in the accompanying tables. During the first quarter of 1994, the Company adopted Statement of Financial Accounting Standard No. 115 ("Statement 115"), "Accounting for Certain Investments in Debt and Equity Securities." In accordance with Statement 115, the securities classified as held-to-maturity are carried at amortized cost and those classified as available-for-sale and trading are carried at fair value.

==============================================================================

Investment Securities
(Dollars in Thousands)
                                                                          For the Years Ended December 31,
                                                                        ------------------------------------
                                                                           1996         1995         1994
                                                                        ----------   ----------   ----------
 Held-to-maturity
  U.S. Treasuries and government agencies.............................. $  227,268   $  195,201   $  567,804
  States and political subdivisions....................................     42,100       60,732      115,093
  Other................................................................     72,763       95,482      217,167
                                                                        ----------   ----------   ----------
      Total............................................................    342,131      351,415      900,064
                                                                        ----------   ----------   ----------
 Available-for-sale
  U.S. Treasuries and government agencies..............................    672,020      636,564      283,847
  States and political subdivisions....................................    151,057      109,819       28,318
  Other................................................................    210,201      226,746       96,964
                                                                        ----------   ----------   ----------
      Total............................................................  1,033,278      973,129      409,129
                                                                        ----------   ----------   ----------
      Total investment securities...................................... $1,375,409   $1,324,544   $1,309,193
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

==============================================================================
       10-26

==============================================================================

Investment Securities Portfolio Analysis
(Dollars in Thousands)                    Investments at December 31, 1996, maturing in:
                     ----------------------------------------------------------------------------------------
                         Less Than        One to Five       Five to Ten      More Than Ten
                          One Year           Years             Years             Years             Total
                     ----------------- ----------------- ----------------- ----------------- ----------------
                       Amount    Yield   Amount    Yield  Amount    Yield   Amount    Yield   Amount    Yield
                     ----------  ----- ----------  ----- ----------  ----- ----------  ----- ----------  -----
 Held-to-maturity
 U.S. Treasuries
  and government
  agencies.......... $  121,156  5.54% $  106,112  6.04% $        -     -%          -     -% $  227,268  5.77%
 States and political
  subdivisions......      6,096  4.59      27,061  4.98       7,534  5.08       1,409  5.64      42,100  4.96
 Other..............     22,769  5.77      48,835  5.72         915  6.75         244  8.89      72,763  5.76
                     ----------        ----------        ----------        ----------        ----------
 Total..............    150,021  5.54     182,008  5.80       8,449  5.26       1,653  6.12     342,131  5.67
                     ----------        ----------        ----------        ----------        ----------
 Available-for-sale
 U.S. Treasuries
  and government
  agencies..........    322,625  5.41     346,705  6.12       1,975  6.67         715  6.92     672,020  5.78
 States and political
  subdivisions......     22,906  4.52      88,826  4.86      30,094  5.20       9,231  5.52     151,057  4.91
 Other..............     66,294  5.74     102,413  6.04      12,012  7.01      29,482  6.09     210,201  6.01
                     ----------        ----------        ----------        ----------        ----------
 Total..............    411,825  5.41     537,944  5.90      44,081  5.76      39,428  5.97   1,033,278  5.70
                     ----------        ----------        ----------        ----------        ----------
 Total investment
  securities........ $  561,846  5.44% $  719,952  5.87% $   52,530  5.68% $   41,081  5.98% $1,375,409  5.69%
                     ==========        ==========        ==========        ==========        ==========

NOTE:  Interest income on tax-exempt securities is calculated on a tax-equivalent basis, using a federal marginal income tax rate of 35%.

==============================================================================
       10-26

Liquidity

    Long-term liquidity is a function of a large core deposit base and a strong capital position. Core deposits, which consist of total deposits less certificates of deposit of $100,000 and over, represent the Company's largest and most important funding source. The capital position of the Company is a result of internal generation of capital and earnings retention. The Company manages dividends to retain sufficient capital for long-term liquidity and growth. Average total core deposits, excluding 1995 and 1996 bank acquisitions, increased $158 million or 4% from December 31, 1995, to December 31, 1996. The increase in average core deposits was a result of the Company's attempt to provide its customers a wide range of new and competitive deposit products. Presented in the accompanying table are certificates of deposit and other time deposits of $100,000 and over, by time remaining to maturity. Two key measures of the Company's long-term liquidity are the ratios of loans and leases to total deposits and loans and leases to core deposits. Lower ratios in these two measures correlate to higher liquidity. As can be seen from the table below, the Company's ratios have increased from 1995 to 1996 and 1994 to 1995, indicating lower liquidity. The Company's liquidity has decreased because the funding of loans has outpaced the growth in the Company's core deposit base. However, the Company's relatively sound deposit base, along with its low debt level and common and preferred stock availability, provide several alternatives for future financing and long-term liquidity needs.

==============================================================================

Maturity Distribution of Time Deposits $100,000 and Over
(Dollars in Thousands)                                                                   December 31, 1996
                                                                                     --------------------------
                                                                                     Certificates
                                                                                      of Deposit    Other Time
                                                                                     ------------  ------------
 Three months or less............................................................... $    260,725  $     25,516
 Over three months to six months....................................................      125,266         8,580
 Over six months to twelve months...................................................       99,793         3 824
 Over twelve months.................................................................       61,069           662
                                                                                     ------------  ------------
 Total.............................................................................. $    546,853  $     38,582
                                                                                     ============  ============

==============================================================================

==============================================================================

                                                                           For the Years Ended December 31,
                                                                       ----------------------------------------
                                                                           1996          1995          1994
                                                                       ------------  ------------  ------------
 Average loans and leases to average deposits.........................       70.38%        69.29%        61.76%
 Average loans and leases to average core deposits....................       79.08%        76.88%        67.83%

==============================================================================
       10-26

    Short-term liquidity is the ability of the Company to meet the borrowing needs and deposit withdrawal requirements of its customers due to growth in the customer base and, to a lesser extent, seasonal and cyclical customer demands. Short-term liquidity needs can be met by short-term borrowings in state and national money markets. Short-term borrowings include federal funds purchased, securities sold under agreement to repurchase, treasury tax and loan accounts, and other borrowings. Amounts and interest rates related to federal funds purchased and securities sold under agreement to repurchase for the last three years are presented in the accompanying table. Average short-term borrowings exceeded average short-term investments by $34.6 million in 1996 and $101.9 million in 1995. Average short-term investments exceeded average short-term borrowings by $11.7 million in 1994. The 1996 and 1995 decrease in excess short-term investments occurred due to the use of short-term borrowings by the Company to fund overall loan growth. Future short-term liquidity needs for daily operations are not expected to vary significantly and management believes that the Company's level of liquidity is sufficient to meet current funding requirements.

==============================================================================

Federal Funds Purchased and Securities Sold
Under Agreements to Repurchase
(Dollars in Thousands)                                                               December 31,
                                                                       ----------------------------------------
                                                                           1996          1995          1994
                                                                       ------------  ------------  ------------
 Balance at December 31............................................... $    123,858  $    178,563  $    107,461
 Average daily amount outstanding.....................................      121,416       128,281        45,722
 Maximum month-end balance............................................      162,392       200,310       107,461
 Average daily interest rate..........................................         4.8%          5.9%          4.2%
 Weighted average interest rate on balance at December 31.............         4.6%          5.0%          6.0%

==============================================================================

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

    At year-end 1996, the Company's equity to asset ratio was 8.59% compared to 8.06% at year-end 1995 and 7.85% at year-end 1994. At December 31, 1996, the Company's leverage, tier I and total risk-based capital ratios substantially exceeded the required 3%, 4% and 8% levels established by the Board of Governors of the Federal Reserve System, as can be seen from the accompanying table.
       10-26
==============================================================================

                                                                                     December 31,
                                                          Regulatory   ----------------------------------------
                                                           Minimum         1996          1995          1994
                                                         ------------  ------------  ------------  ------------
 Leverage ratio ........................................        3.00%         8.07%         7.31%         7.50%
 Tier I risk-based capital ratio .......................        4.00%        11.44%        11.31%        12.56%
 Total risk-based capital ratio ........................        8.00%        12.24%        12.14%        13.33%

==============================================================================

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

Dividend Policy

    The Company's long-term dividend policy is to pay between 35% and 40% of earnings in cash dividends to its stockholders while maintaining adequate capital to support growth. Annual dividends per share have been increased in each of the past three years from $.64 in 1994, to $.74 in 1995, and $.84 in 1996. In 1996, the Company increased its dividend rate for the tenth consecutive year, bringing the annual rate at the end of the year to $.96 per share. In 1996, the Company declared a five percent stock dividend to shareholders of record on October 31, 1996; and in 1995, the Company declared a seven percent stock dividend to stockholders of record on December 14, 1995. In addition, in 1994, the Company declared a five percent stock dividend to stockholders of record on December 15, 1994. Accordingly, all per share data has been restated to reflect these increases in shares outstanding.

    The dividend payout ratios for the past three years were 35.34% in 1996, 35.77% in 1995, and 33.97% in 1994. The Company's Board of Directors reviews the cash dividend policy and payout levels annually in the fourth quarter.

    The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol "FCLR" and is quoted on NASDAQ's National Market System.
The high and low bid prices of the common stock, as reported by NASDAQ, and the dividends declared per share can be seen in the quarterly operating results table on the following page. On December 31, 1996, there were 3,566 shareholders of record. Additionally, 1,179 persons were holders of record of Company common stock on December 31, 1996, through various stock ownership plans of the Company.
       10-26
==============================================================================

Selected Quarterly Operating Results
(In Thousands Except for Per Share Data)                                     Years Ended December 31,
                                                                    ------------------------------------------
                                                                        1996           1995           1994
                                                                    ------------   ------------   ------------
 Interest Income:
  First Quarter.................................................... $     92,249   $     73,508   $     60,422
  Second Quarter...................................................       93,343         78,672         62,456
  Third Quarter....................................................       94,540         81,844         64,923
  Fourth Quarter...................................................       96,224         88,158         69,950
--------------------------------------------------------------------------------------------------------------
                                                                    $    376,356   $    322,182   $    257,751
 Net Interest Income:
  First Quarter.................................................... $     52,307   $     42,633   $     37,774
  Second Quarter...................................................       54,150         44,790         39,024
  Third Quarter....................................................       54,979         46,735         39,930
  Fourth Quarter...................................................       55,772         50,392         42,717
--------------------------------------------------------------------------------------------------------------
                                                                    $    217,208   $    184,550   $    159,445
 Provision for Possible Loan and Lease Losses:
  First Quarter.................................................... $      1,529   $        825   $        518
  Second Quarter...................................................        1,539            434            523
  Third Quarter....................................................        1,740            481              8
  Fourth Quarter...................................................        2,644          1,319         (4,141)
--------------------------------------------------------------------------------------------------------------
                                                                    $      7,452   $      3,059   $     (3,092)
 Net Income:
  First Quarter.................................................... $     16,032   $     12,692   $     11,965
  Second Quarter...................................................       16,816         13,725         12,705
  Third Quarter....................................................       17,334         14,827         12,721
  Fourth Quarter...................................................       18,380         15,666         12,917
--------------------------------------------------------------------------------------------------------------
                                                                    $     68,562   $     56,910   $     50,308
 Earnings Per Common Share:
  First Quarter.................................................... $        .55   $        .47   $        .44
  Second Quarter...................................................          .58            .50            .47
  Third Quarter....................................................          .60            .54            .48
  Fourth Quarter...................................................          .64            .56            .48
--------------------------------------------------------------------------------------------------------------
                                                                    $       2.37   $       2.07   $       1.87
 Dividends Per Common Share:
  First Quarter.................................................... $        .20   $        .18   $        .15
  Second Quarter...................................................          .20            .18            .15
  Third Quarter....................................................          .20            .18            .16
  Fourth Quarter...................................................          .24            .20            .18
--------------------------------------------------------------------------------------------------------------
                                                                    $        .84   $        .74   $        .64

       10-26

Selected Quarterly Operating Results (continued)
(In Thousands Except for Per Share Data)                                     Years Ended December 31,
                                                                    ------------------------------------------
                                                                        1996           1995           1994
                                                                    ------------   ------------   ------------
 Bid Price Per Common Share:
 High for the period
  First Quarter.................................................... $      31.19   $      21.70   $      18.65
  Second Quarter...................................................        29.88          22.81          19.82
  Third Quarter....................................................        32.86          25.14          21.51
  Fourth Quarter...................................................        37.75          30.95          20.25

 Low for the period
  First Quarter.................................................... $      29.76   $      19.37   $      16.95
  Second Quarter...................................................        28.33          21.58          16.53
  Third Quarter....................................................        27.86          22.48          19.82
  Fourth Quarter...................................................        31.55          24.70          18.03

==============================================================================

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

Report of Ernst & Young LLP, Independent Auditors
The Board of Directors and Stockholders
First Commercial Corporation

    We have audited the accompanying consolidated balance sheets of First Commercial Corporation as of December 31, 1996, and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Commercial Corporation at December 31, 1996, and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                        /s/ Ernst & Young LLP

Little Rock, Arkansas
January 30, 1997

CONSOLIDATED STATEMENTS OF INCOME                                             Years Ended December 31,
                                                                    ------------------------------------------
(In Thousands Except for Per Share Data)                                1996           1995           1994
                                                                    ------------   ------------   ------------
 Interest income
   Loans and leases, including fees................................ $    290,573   $    247,038   $    185,337
   Short-term investments..........................................        7,023          4,666          4,192
   Investment securities - taxable.................................       70,244         62,907         60,582
                         - non-taxable.............................        8,481          7,567          7,618
   Trading account securities......................................           35              4             22
                                                                    ------------   ------------   ------------
     Total interest income.........................................      376,356        322,182        257,751
 Interest expense
   Interest on deposits............................................      149,995        126,292         93,509
   Short-term borrowings...........................................        8,743         10,544          4,094
   Long-term debt..................................................          410            796            703
                                                                    ------------   ------------   ------------
     Total interest expense........................................      159,148        137,632         98,306
 Net interest income................................................      217,208        184,550        159,445
 Provision for possible loan and lease losses (Note 7).............        7,452          3,059         (3,092)
                                                                    ------------   ------------   ------------
   Net interest income after provision for
     possible loan and lease losses................................      209,756        181,491        162,537
 Other income
   Trust department income.........................................       12,286         11,424         10,904
   Mortgage servicing fee income...................................       41,331         22,312         16,340
   Broker-dealer operations income.................................        4,120          2,982          1,727
   Service charges on deposits.....................................       25,922         22,192         20,131
   Other service charges and fees..................................       12,505          9,149          7,964
   Investment securities gains (losses), net.......................          (37)          (440)           139
   Other real estate gains (losses), net...........................         (243)          (330)         4,413
   Other income....................................................        7,645          6,699          7,034
                                                                    ------------   ------------   ------------
     Total other income............................................      103,529         73,988         68,652
 Other expenses
   Salaries, wages and employee benefits (Note 13).................       95,531         79,878         74,981
   Net occupancy...................................................       12,441         11,016          9,947
   Equipment.......................................................       12,947         10,700          9,149
   FDIC insurance..................................................        1,585          7,371          8,639
   Amortization of mortgage servicing rights.......................       19,515          7,634          5,541
   First Commercial Trust Company lawsuit settlement...............            -              -          6,257
   Other expenses..................................................       65,921         53,707         42,361
                                                                    ------------   ------------   ------------
     Total other expenses..........................................      207,940        170,306        156,875
 Income before income taxes........................................      105,345         85,173         74,314
 Income tax provision (Note 11)....................................       36,783         28,263         24,006
                                                                    ------------   ------------   ------------
 Net income........................................................ $     68,562   $     56,910   $     50,308
                                                                    ============   ============   ============
 Weighted average number of common shares
   outstanding during the period....................................   28,890,130     27,530,791     26,886,990
 Earnings per common share (Note 1)................................. $       2.37   $       2.07   $       1.87

 See accompanying notes.

CONSOLIDATED BALANCE SHEETS                                                                December 31,
                                                                                   ---------------------------
(Dollars in Thousands)                                                                 1996           1995
                                                                                   ------------   ------------
 Assets
  Cash and due from banks (Note 4)................................................ $    338,022   $    432,117
  Federal funds sold..............................................................      258,351        108,181
                                                                                   ------------   ------------
   Total cash and cash equivalents................................................      596,373        540,298
  Investment securities held-to-maturity, estimated market value
   $342,065 ($352,492 in 1995) (Notes 4 & 5)......................................      342,131        351,415
  Investment securities available-for-sale (Notes 4 & 5)..........................    1,033,278        973,129
  Trading account securities......................................................          196            449
  Loans and leases, net of unearned income (Note 6)...............................    3,278,688      3,215,562
  Allowance for possible loan and lease losses (Note 7)...........................      (52,575)       (51,341)
                                                                                   ------------   ------------
   Net loans and leases...........................................................    3,226,113      3,164,221
  Bank premises and equipment, net (Note 8).......................................      104,500        106,665
  Other real estate owned, net of allow. for poss. losses of $87 ($50 in 1995)....        2,305          2,266
  Other assets (Notes 3 & 13).....................................................      225,887        222,497
                                                                                   ------------   ------------
 Total assets..................................................................... $  5,530,783   $  5,360,940
                                                                                   ============   ============
 Liabilities and Stockholders' Equity
  Deposits
   Non-interest bearing transaction accounts...................................... $    951,390   $  1,018,181
   Interest bearing transaction and savings accounts..............................    1,795,442      1,612,294
   Certificates of deposit $100,000 and over......................................      546,853        505,303
   Other time deposits............................................................    1,521,456      1,494,763
                                                                                   ------------   ------------
    Total deposits................................................................    4,815,141      4,630,541
  Short-term borrowings (Note 9)..................................................      177,453        235,378
  Other liabilities...............................................................       56,960         55,592
  Long-term debt (Note 10)........................................................        6,097          7,170
                                                                                   ------------   ------------
    Total liabilities.............................................................    5,055,651      4,928,681
 Commitments and Contingencies (Note 14)
 Stockholders' equity (Notes 1, 4, 10, & 12)
  Preferred stock, 400,000 shares authorized
   Series 1991 Permanent, $1 par value, 0 shares issued...........................            -              -
  Common stockholders' equity, 50,000,000 shares authorized
   Common stock, $3 par value, 28,810,368 shares issued
    (28,709,151 shares issued in 1995)............................................       86,431         82,030
   Capital surplus................................................................      233,957        195,019
   Retained earnings..............................................................      153,603        154,356
   Net unrealized gains on  available-for-sale securities, net of income tax......        1,141            854
                                                                                   ------------   ------------
    Total common stockholders' equity.............................................      475,132        432,259
                                                                                   ------------   ------------
 Total liabilities and stockholders' equity....................................... $  5,530,783   $  5,360,940
                                                                                   ============   ============

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'                                        Unrealized
EQUITY                                   Preferred  Common             Retained  Gains and  Treasury
(In Thousands Except for Per Share Data)   Stock     Stock    Surplus  Earnings  (Losses)    Stock     Total
                                         --------- --------- --------- --------- --------- --------- ---------
 Balance - January 1, 1994.............. $  10,620 $  68,841 $  96,619 $ 160,870 $       - $    (105)$ 336,845
  Adjustment to beginning balance for
   change in accounting method, net of
   income taxes of $986 (Note 1)........                                             1,832               1,832
  Change in unrealized gains (losses),
   net of income taxes of $4,975........                                            (9,265)             (9,265)
  Net income............................                                  50,308                        50,308
  Cash dividends - $.64 per common share                                 (17,092)                      (17,092)
  Preferred stock dividends.............                                    (129)                         (129)
  Preferred stock redemption............   (10,620)               (710)                                (11,330)
  Stock dividend, 5%....................               2,362    13,415   (23,825)              8,023       (25)
  Stock options exercised (Note 12).....                 122      (183)                          951       890
  Purchase of treasury stock, 467,038 shares                                                  (9,566)   (9,566)
  Sale of treasury stock, 3,864 shares..                                                          63        63
  Purchase of remaining interest
   in subsidiary, 30,333 shares.........                            26                           634       660
                                         --------- --------- --------- --------- --------- --------- ---------
 Balance - December 31, 1994............         -    71,325   109,167   170,132    (7,433)        -   343,191
  Change in unrealized gains (losses),
   net of income taxes of $4,592........                                             8,547               8,547
  Net income............................                                  56,910                        56,910
  Cash dividends - $.74 per common share                                 (20,356)                      (20,356)
  Stock dividend, 7%....................               5,362    52,345   (57,751)                          (44)
  Stock options exercised (Note 12).....                 177       958                                   1,135
  Purchase of treasury stock, 208,580 shares                                                  (5,245)   (5,245)
  Common stock issued, 2,868 shares.....                   8        53                                      61
  Acquisition of FDH Bancshares,
   Inc., 1,416,675 shares (Note 2)......               3,226    32,116                         5,245    40,587
  Acquisition of equity interest of
   West-Ark Bancshares, Inc.,
   723,561 shares (Note 2)..............               1,932       380     5,421      (260)              7,473
                                         --------- --------- --------- --------- --------- --------- ---------
 Balance - December 31, 1995............         -    82,030   195,019   154,356       854         -   432,259
  Change in unrealized gains (losses),
   net of income taxes of $81...........                                               299                 299
  Net income............................                                  68,562                        68,562
  Cash dividends - $.84 per common share                                 (24,228)                      (24,228)
  Stock dividend, 5%....................               3,476    36,735   (46,354)             6,099        (44)
  Stock options exercised (Note 12).....                 158       548                            6        712
  Purchase of treasury stock, 219,511 shares                                                  (6,368)   (6,368)
  Sale of treasury stock, 7,350 shares..                                                        223        223
  Common stock issued, 2,878 shares.....                   8        99                                     107
  Purchase of minority shares of
   subsidiary, 1,793 shares.............                            15                           40         55
  Acquisition of Security National
   Bank, 253,154 shares (Note 2)........                 759     1,541     1,267       (12)              3,555
                                         --------- --------- --------- --------- --------- --------- ---------
 Balance - December 31, 1996............ $       - $  86,431 $ 233,957 $ 153,603 $   1,141 $       - $ 475,132
                                         ========= ========= ========= ========= ========= ========= =========
 See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                        Years Ended December 31,
                                                                   ------------------------------------------
(Dollars in Thousands)                                                 1996           1995           1994
                                                                   ------------   ------------   ------------
 OPERATING ACTIVITIES
 Net income....................................................... $     68,562   $     56,910   $     50,308
 Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation....................................................       10,856          8,995          7,519
  Amortization....................................................       23,180         10,034          7,776
  Provision for possible loan and lease losses....................        7,452          3,059         (3,092)
  Deferred income taxes...........................................       (4,584)        (1,197)         3,838
  Loss (gain) on sale of investment securities available-for-sale.           37            440           (139)
  Gain on sale of equipment.......................................           (9)          (146)          (135)
  Gain on sale of other real estate...............................         (940)          (950)        (4,791)
  Writedowns of other real estate.................................          106             75            706
  Equity in undistributed earnings of unconsolidated subsidiary...       (1,440)        (1,777)        (1,461)
  Decrease (increase) in trading securities.......................          255           (435)           689
  Net unrealized losses (gains) on trading securities.............           (2)            (1)             1
  Decrease (increase) in mortgage loans held for resale...........      104,891       (105,385)        17,084
  Increase (decrease) in income taxes payable.....................           23          7,204         (8,598)
  Increase in interest and other receivables......................          235         (5,198)        (1,861)
  Increase (decrease) in interest payable.........................         (458)         3,115          1,240
  Increase (decrease) in accrued expenses.........................        1,871          9,034         (2,212)
  Increase in prepaid expenses....................................       (2,317)        (2,484)        (1,590)
                                                                   ------------   ------------   ------------
 Net cash provided by (used in) operating activities..............      207,718        (18,707)        65,282

 INVESTING ACTIVITIES
  Proceeds from sales of investment securities available-for-sale.       55,902         83,175          9,226
  Proceeds from maturing investment securities held-to-maturity...      417,805        544,505        675,466
  Proceeds from maturing investment securities available-for-sale.      902,577        308,671        115,915
  Purchases of investment securities held-to-maturity.............     (433,888)      (234,079)      (422,965)
  Purchases of investment securities available-for-sale...........     (979,839)      (547,598)      (125,694)
  Purchases of institutions, net of funds acquired (Notes 1 and 2)        7,259         38,380         (5,872)
  Net increase in loans and leases................................     (159,922)      (293,804)      (270,834)
  Capital expenditures............................................       (9,749)       (15,164)       (21,560)
  Proceeds from sale of bank premises and equipment...............        3,040          2,731         10,861
  Additions to purchased mortgage servicing rights and other assets      (18,551)       (71,705)        (4,801)
  Proceeds from sales of other real estate........................        3,241          4,277         17,209
                                                                  ------------   ------------   ------------
 Net cash used in investing activities............................     (212,125)      (180,611)       (23,049)

CONSOLIDATED STATEMENTS OF CASH FLOWS                                        Years Ended December 31,
                                                                   ------------------------------------------
(Dollars in Thousands)                                                 1996           1995           1994
                                                                   ------------   ------------   ------------
 FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits, NOW accounts,
   and savings accounts...........................................      109,645        145,913        (75,038)
  Net increase (decrease) in time deposits........................       39,433        208,506        (59,612)
  Net increase (decrease) in short-term borrowings................      (57,925)        51,439        116,284
  Repayment of long-term debt.....................................       (1,073)        (1,148)       (17,176)
  Proceeds from long-term borrowings..............................            -              -          5,030
  Payment to redeem preferred stock...............................            -              -        (11,330)
  Proceeds from issuance of common stock..........................          107             61              -
  Purchases of treasury stock.....................................       (6,368)        (5,245)        (9,566)
  Sales of treasury stock.........................................          223              -             63
  Purchase of partial shares resulting from stock splits/stock
   dividends......................................................          (44)           (44)           (25)
  Stock options exercised.........................................          712          1,135            890
  Preferred stock dividends.......................................            -              -           (129)
  Cash dividends paid on common stock.............................      (24,228)       (20,356)       (17,092)
                                                                   ------------   ------------   ------------
 Net cash provided by (used in) financing activities..............       60,482        380,261        (67,701)

 Net increase (decrease) in cash and cash equivalents.............       56,075        180,943        (25,468)
 Cash and cash equivalents at beginning of year...................      540,298        359,355        384,823
                                                                   ------------   ------------   ------------
 Cash and cash equivalents at end of year......................... $    596,373   $    540,298   $    359,355
                                                                   ============   ============   ============
 See accompanying notes.

       32-49

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

Investment and Trading Account Securities

    In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 ("Statement 115"), "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of January 1, 1994. In accordance with Statement 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1994, of adopting Statement 115 was an adjustment to stockholders' equity of $1,832,000 net of $986,000 in deferred income taxes. Under this statement, securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Accordingly, stockholders' equity at December 31, 1996, has been increased by $299,000 (net of $81,000 in deferred income taxes) to reflect the net unrealized holding gain on securities classified as available-for-sale. Also, stockholders' equity at December 31, 1995, has been increased by $8,547,000 (net of $4,592,000 in deferred income taxes) to reflect the net unrealized holding gain on securities classified as available-for-sale. Unrealized holding gains and losses on securities classified as trading are reported in earnings.

    Gains and losses on the sale of investment securities are computed using the specific identification method. The income tax provision (benefit) related to such gains and losses was ($12,950), ($154,000) and $48,700 for the years ended December 31, 1996, 1995, and 1994, respectively.
       32-49

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

    Receivables and payables to customers arise from cash transactions executed by FCII on their behalf. Receivables are collateralized by securities with market values in excess of the amounts due. The Company's policy is to monitor the market value of collateral and request additional collateral when required. Such collateral is not reflected in the accompanying consolidated financial statements. At December 31, 1996, and 1995, receivables from and payables to securities customers amounted to $649,068 and ($24,446), respectively.

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

    NONACCRUAL LOANS. Generally, a loan (including a loan impaired under Statement of Financial Accounting Standards No. 114 ("Statement 114"), "Accounting by Creditors for Impairment of a Loan") is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.
       32-49

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

Mortgage Loan Servicing

    Mortgage loans serviced by the Company's mortgage banking subsidiary are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these mortgage loans were $7.3 billion and $7.6 billion at December 31, 1996 and 1995, respectively. Loan servicing fees are included in income as related loan payments from mortgagees are collected.

    The Company has determined that the book value of the mortgage servicing rights does not exceed the estimated future servicing revenue less estimated future servicing costs. Management estimates the value of the servicing rights originated by the Company's mortgage banking subsidiary and the servicing rights acquired from third parties at December 31, 1996, to be
       32-49

approximately $79.9 million based on an independent impairment analysis. For purposes of measuring impairment, mortgage servicing rights are stratified on the basis of interest rates and investor types.

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

    Real estate loans of approximately $40.0 million and $144.9 million at December 31, 1996, and 1995, respectively, held for resale by the Company's mortgage banking subsidiary, are valued at the lower of cost or market on an aggregate basis. To manage the interest rate risk exposure related to these real estate loans, the Company's mortgage banking subsidiary pre-sells these loans to third parties. At December 31, 1996, all but $8.7 million of these real estate loans had been pre-sold.

    Interest rate risk related to unfunded loan commitments (see Note 15) is managed by only issuing such instruments with short repricing terms.

Bank Premises and Equipment and Depreciation

    Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided for financial statement purposes by the straight-line method over an estimated useful life of 1 to 50 years for building and improvements, 3 to 30 years for leasehold improvements, and 1 to 20 years for equipment. Accelerated depreciation methods are used for income tax purposes.

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

Income Taxes

    The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
       32-49

Investments - Security National Bank and Trust Company and Real Estate

    The Company's fifty percent investment in Security National Bank and Trust Company of Norman, Oklahoma, is accounted for using the equity method. The Company, through one of its subsidiaries, owns an interest in three real estate partnerships. These investments are also accounted for using the equity method of accounting since they represent significant influence but not control for the Company.

Earnings Per Common Share

    Earnings per common share is calculated by dividing net income less the preferred stock dividend by the weighted average number of common shares outstanding. The dilutive effect of stock options is insignificant. The preferred stock was issued in 1991, and dividends for 1996 and 1995 were $0, and for 1994 were $129 thousand.

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

Stock Option Plan

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed in Note 12 to the Consolidated Financial Statements, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 ("Statement 123"), "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized (see Note 12).

Stock Dividend/Stock Split

    All share and per share amounts for 1996, 1995, and 1994, set forth in the consolidated financial statements and notes thereto have been retroactively adjusted for a five percent stock dividend declared October 1996, and payable November 15, 1996, a seven percent stock dividend declared November 1995, and payable January 2, 1996, a five percent stock dividend declared November 1994, and payable January 3, 1995.

Financial Statement Presentation

    Statement of Financial Accounting Standards No. 125 ("Statement 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides new accounting and disclosure rules for the sale, securitization. and servicing of receivable and other financial assets. Statement 125 provides guidance for establishing whether a transfer of financial assets is a sale or a financing. Under Statement 125, the seller
       32-49

would be required to use the "financial components" approach to measure gain or loss on the transaction. Under this approach, the seller would record at fair value whatever new instruments it obtains and would derecognize financial assets for which control has been surrendered based on the relative fair value of the components transferred and those retained. Statement 125 is effective for transactions occurring after December 31, 1996, regardless of the Company's fiscal year end or when securitization was originally established. The Company plans to adopt Statement 125 effective January 1, 1997. Statement 125 will be applied prospectively from the date of adoption and, based on current circumstances, management does not believe the adoption will be material to the Company's financial position or results of operations.

Supplemental Cash Flow Disclosures

    For purposes of the statement of cash flows, the Company includes cash and due from banks, Federal funds sold and securities purchased under agreements to resell as cash equivalents. Cash payments for interest were approximately $159.6 million, $134.5 million and $97.1 million for 1996, 1995, and 1994, respectively. Transfers from loans to other real estate owned were $2.4 million, $2.3 million and $1.9 million during 1996, 1995, and 1994, respectively. Purchases of institutions consisted of loans of $17 million; investment securities of $13 million; deposits of $36 million for 253,154 shares of the Company's common stock.

Reclassification

    Certain reclassifications of 1995 and 1994 amounts have been made to conform with the 1996 presentation.

Note 2:
ACQUISITIONS


    On November 23, 1996, the Company acquired all of the outstanding common stock of Security National Bank, Nacogdoches, Texas, in exchange for 253,154 Company common shares. This transaction was accounted for as a pooling-of-interests. The results of Security National Bank are included in the consolidated financial statements for 1996, however, prior period financial data has not been restated due to immateriality. Security National Bank had approximately $35 million in assets, $16 million in loans, and $31 million in deposits.

Note 3:
INTANGIBLE ASSETS

    Intangible assets are included in other assets and consist of goodwill, debt issuance costs, core deposit intangibles and mortgage servicing rights. These assets are being amortized over periods ranging from one to twenty-five years. Goodwill and identifiable intangibles at December 31, 1996, and 1995, had an original cost of $51.6 million and are amortized using the straight line method. The original cost of mortgage servicing rights originated by the Company's mortgage banking subsidiary and acquired from third parties, which are not included in the previous totals as they have resale value, totaled $88.3 million and $80.8 million at December 31, 1996, and 1995, respectively. During 1996 and 1995, mortgage servicing rights of $9.5 million and $54.5 million, respectively, were capitalized. Accumulated amortization of intangible assets totaled $54.8 million and $33.7 million at December 31, 1996, and 1995, respectively. The Company's equity capital, excluding all
       32-49

intangible assets except mortgage servicing rights, was $435.8 million and $389.4 million at December 31, 1996, and 1995, respectively.

Note 4:
PLEDGED ASSETS AND REGULATORY RESTRICTIONS

    Investment securities having a carrying value of $755,683,000 and $691,519,000 at December 31, 1996, and 1995, respectively, were pledged to secure public and trust deposits and certain borrowed funds.

    The Company and its subsidiary banks are subject to various regulatory capital requirements administered by the Federal Reserve Bank, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Arkansas State Bank Department. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by the regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and its subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
    Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum ratios as set forth in the accompanying table. Management believes, as of December 31, 1996 and 1995, that the Company and its subsidiary banks meet all capital adequacy requirements to which they are subject.
    As of December 31, 1996 and 1995, the most recent notification from the regulators categorized the Company and its subsidiary banks as well capitalized under the regulatory framework for prompt corrective action.
There are no conditions or events since that notification that management believes have changed the Company's or its subsidiary banks category.
    The Company's actual capital ratios along with the Company's significant subsidiary, First Commercial Bank, N.A., of Little Rock, Arkansas, as shown below.

                                                                        First Commercial     First Commercial
                                                                          Corporation           Bank, N.A.
                                                                       As of December 31,   As of December 31,
                                                         Regulatory    ------------------   ------------------
                                                          Minimum        1996      1995       1996      1995
                                                        ------------   --------  --------   --------  --------
  Leverage ratio .......................................     3.00%        8.07%     7.31%      7.32%     7.27%
  Tier I risk-based capital ratio ......................     4.00%       11.44%    11.31%      9.63%     8.84%
  Total risk-based capital ratio .......................     8.00%       12.24%    12.14%     10.70%    10.02%


    Subsidiary banks are restricted by banking regulatory agencies from making dividend payments above prescribed limits and are limited in making loans and advances to the Company. At December 31, 1996, approximately $38 million was available for payment of dividends by the Company's subsidiary banks without the approval of regulatory authorities.
       32-49

    Under Federal Reserve regulation, the subsidiary banks are also limited as to the amount they may loan to their affiliates, including the Company, unless such loans are collateralized by specific obligations. At December 31, 1996, the maximum amount available for transfer from the subsidiary banks to the Company in the form of loans approximated $45 million.

    Subsidiary banks are required by bank regulatory agencies to maintain certain minimum balances of non-interest bearing deposits primarily with the Federal Reserve. At December 31, 1996, these required balances aggregated approximately $24 million.
       32-49

Note 5:
INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities at December 31, 1996, are as follows:

                                                                     Held-to-maturity
                                                     ------------------------------------------------
                                                                    Gross        Gross     Estimated
                                                     Amortized   Unrealized   Unrealized     Market
          (Dollars in Thousands)                        Cost        Gains        Losses       Value
                                                     ----------  -----------  -----------  ----------
          U.S. Treasury securities and
               obligations of U.S. government
               corporations and agencies............ $  227,268  $       644  $      (439) $  227,473

          Obligations of states and
               political subdivisions...............     42,100          637         (160)     42,577

          Corporate securities......................      2,010           18           (3)      2,025

          Mortgage-backed securities................     70,742          317       (1,069)     69,990

          Other debt securities.....................         11            -          (11)          -
                                                     ----------  -----------  -----------  ----------
                     Totals......................... $  342,131  $     1,616  $    (1,682) $  342,065
                                                     ==========  ===========  ===========  ==========

                                                                    Available-for-sale
                                                     -----------------------------------------------
                                                                    Gross        Gross     Estimated
                                                     Amortized   Unrealized   Unrealized     Market
          (Dollars in Thousands)                        Cost        Gains        Losses       Value
                                                     ----------  -----------  -----------  ----------
          U.S. Treasury securities and
               obligations of U.S. government
               corporations and agencies............ $  670,919  $     2,428  $    (1,327) $  672,020

          Obligations of states and
               political subdivisions...............    149,540        2,017         (500)    151,057

          Corporate securities......................      7,088           67          (20)      7,135

          Mortgage-backed securities................    182,955        1,781       (2,467)    182,269

          Other debt securities.....................     21,021           14         (238)     20,797
                                                     ----------  -----------  -----------  ----------
                     Totals......................... $1,031,523  $     6,307  $    (4,552) $1,033,278
                                                     ==========  ===========  ===========  ==========

       32-49

The amortized cost and estimated market values of investment securities at December 31, 1995, are as follows:

                                                                    Held-to-maturity
                                                     -----------------------------------------------
                                                                   Gross        Gross      Estimated
                                                     Amortized   Unrealized   Unrealized    Market
          (Dollars in Thousands)                       Cost        Gains        Losses       Value
                                                     ---------   ----------   ----------   ---------
          U.S. Treasury securities and
               obligations of U.S. government
               corporations and agencies............ $ 195,201   $    1,385   $     (687)  $ 195,899

          Obligations of states and
               political subdivisions...............    60,732        1,254         (295)     61,691

          Corporate securities......................     4,503           44          (62)      4,485

          Mortgage-backed securities................    90,975          927       (1,489)     90,413

          Other debt securities.....................         4            -            -           4
                                                     ---------   ----------   ----------   ---------
                     Totals......................... $ 351,415   $    3,610   $   (2,533)  $ 352,492
                                                     =========   ==========   ==========   =========

                                                                    Available-for-sale
                                                     -----------------------------------------------
                                                                   Gross        Gross      Estimated
                                                     Amortized   Unrealized   Unrealized    Market
          (Dollars in Thousands)                       Cost        Gains        Losses       Value
                                                     ---------   ----------   ----------   ---------
          U.S. Treasury securities and
               obligations of U.S. government
               corporations and agencies............ $ 635,948   $    3,228   $   (2,612)  $ 636,564

          Obligations of states and
               political subdivisions...............   107,906        2,338         (425)    109,819

          Corporate securities......................     7,238          137          (42)      7,333

          Mortgage-backed securities................   203,784        1,964       (3,042)    202,706

          Other debt securities.....................    16,713           19          (25)     16,707
                                                     ---------   ----------   ----------   ---------
                     Totals......................... $ 971,589   $    7,686   $   (6,146)  $ 973,129
                                                     =========   ==========   ==========   =========

    On November 15, 1995, the FASB staff issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with provisions in that Special Report, the Company chose to reclassify securities from held-to-maturity to available-
       32-49

for-sale. At the date of transfer the amortized cost of those securities was $370.0 million and the unrealized loss on those securities was $3.5 million, which is included in stockholders' equity.

    During the years ended December 31, 1996, 1995 and 1994, investment securities available-for-sale with a fair value at the date of sale of $55.9 million, $83.2 million and $9.2 million, respectively were sold. The gross realized gains on such sales totaled $167,383, $149,688 and $149, 957, respectively. The gross realized losses totaled $204,487, $530,205 and $10,558, respectively. Additionally, recognized losses of $59,469 were recorded on other debt securities in the Company's portfolio at December 31, 1995.

    The amortized cost and estimated market value of securities at December 31, 1996, by contractual maturity, are shown in the accompanying table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             Held-to-maturity
                                                       ---------------------------
                                                        Amortized      Estimated
          (Dollars in Thousands)                           Cost       Market Value
                                                       ------------   ------------
          Due in one year or less..................... $    126,152   $    126,176
          Due after one year through five years.......      136,294        136,746
          Due after five years through ten years......        7,534          7,669
          Due after ten years.........................        1,409          1,484
                                                       ------------   ------------
                                                            271,389        272,075
          Mortgage-backed securities..................       70,742         69,990
                                                       ------------   ------------
                                                       $    342,131   $    342,065
                                                       ============   ============

                                                            Available-for-sale
                                                       ---------------------------
                                                        Amortized      Estimated
          (Dollars in Thousands)                           Cost       Market Value
                                                       ------------   ------------
          Due in one year or less..................... $    350,031   $    349,942
          Due after one year through five years.......      415,149        416,613
          Due after five years through ten years......       48,523         49,214
          Due after ten years.........................       34,865         35,240
                                                       ------------   ------------
                                                            848,568        851,009
          Mortgage-backed securities..................      182,955        182,269
                                                       ------------   ------------
                                                       $  1,031,523   $  1,033,278
                                                       ============   ============

       32-49

Note 6:
LOANS AND LEASES

    Loans and leases consist of the following

          (Dollars in Thousands)                                1996            1995
                                                            ------------    ------------
          Commercial and financial......................... $    554,293    $    545,444
          Agricultural.....................................       59,758          56,904
          Real estate - construction.......................      178,369         140,285
                      - mortgage...........................    1,664,645       1,664,873
          Loans for purchasing or carrying securities......        9,497          11,568
          Consumer.........................................      801,357         806,945
          Direct lease financing...........................       38,914          32,196
          Other............................................       15,066           9,414
                                                            ------------    ------------
                                                               3,321,899       3,267,629

          Unearned income..................................      (43,211)        (52,067)
                                                            ------------    ------------
          Loans and leases, net of unearned income......... $  3,278,688    $  3,215,562
                                                            ============    ============

    At December 31, 1996 and 1995, the recorded investment in loans that are considered to be impaired under Statement 114 was $1.3 million and $739 thousand, respectively, all of which were on a nonaccrual basis. These loans had a related allowance for credit losses of $659 thousand and $446 thousand, respectively. At December 31, 1996 and 1995, there were no impaired loans that, as a result of writedowns, did not have an allowance for credit losses. The average recorded investment in impaired loans during the year ended December 31, 1996 and 1995, was approximately $1.2 million and $852 thousand, respectively. For the years ended December 31, 1996 and 1995, the interest income recognized using the cash basis method of income recognition on impaired loans was immaterial.

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

    Certain of the directors and officers of the Company, its subsidiaries, and companies in which they have a 10% or more interest, are customers of, and have transactions with, the Company's subsidiary banks in the ordinary course of business. In the opinion of management, all loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans do not include more than a normal risk of collectibility and do not involve any unfavorable features. The aggregate balance of such loans at December 31, 1996 and 1995, was $119,885,888 and $134,934,049, respectively. Transactions during 1996 included new loans amounting to $109,758,703 and repayments amounting to $124,806,864.
       32-49

Note 7:
ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES

    Transactions in the allowance for possible loan and lease losses are as follows:

          (Dollars in Thousands)                           1996        1995        1994
                                                         --------    --------    --------
          Balance - January 1........................... $ 51,341    $ 45,325    $ 48,080
          Recoveries credited to allowance..............    3,347       3,913       3,173
          Provision charged to operating expense........    7,452       3,059      (3,092)
          Loans and leases charged off..................   (9,702)     (6,022)     (4,156)
          Allowance resulting from acquisitions.........      137       5,066       1,320
                                                         --------    --------    --------
          Balance - December 31......................... $ 52,575    $ 51,341    $ 45,325
                                                         ========    ========    ========

Note 8:
BANK PREMISES AND EQUIPMENT

    Bank premises and equipment consist of the following:

          (Dollars in Thousands)                                       1996        1995
                                                                     --------    --------
          Land...................................................... $ 17,334    $ 16,976
          Building and improvements.................................  106,798     104,299
          Leasehold improvements....................................    9,175       8,900
          Equipment.................................................   83,666      77,515
                                                                     --------    --------
                                                                      216,973     207,690
          Less accumulated depreciation
            and amortization........................................  112,473     101,025
                                                                     --------    --------
                                                                     $104,500    $106,665
                                                                     ========    ========

       32-49

Note 9:
Short-Term Borrowings

    Short-term borrowings consist of the following:

          (Dollars in Thousands)                                       1996        1995
                                                                     --------    --------
          Federal funds purchased................................... $  7,874    $ 88,452
          Securities sold under agreements to repurchase............  115,984      90,111
          Committed lines of credit.................................   31,750      38,596
          Other.....................................................   21,845      18,219
                                                                     --------    --------
                                                                     $177,453    $235,378
                                                                     ========    ========

    The maximum amount of outstanding repurchase agreements at any month-end during the year ended December 31, 1996, was $116.2 million. The average daily amount of outstanding repurchase agreements for the year ended December 31, 1996, was $96.4 million. The investment securities underlying the repurchase agreements were held under the Company's control.

    The Company has a $30.0 million and a $50.0 million committed line of credit from two unaffiliated banks. Amounts borrowed under the $30.0 million agreement are subject to a variable interest rate that is based on the London InterBank Offered Rate plus 3/4 of 1% (6.25% at December 31, 1996). Amounts borrowed under the $50.0 million agreement are subject to an interest rate which is set monthly by the lender on a floating basis (6.21% at December 31, 1996). As of December 31, 1996, the Company had borrowings of $6.8 million and $25.0 million, respectively, under these agreements.

Note 10:
LONG-TERM DEBT

    Long-term debt consists of the following:

          (Dollars in Thousands)                                       1996        1995
                                                                     --------    --------
          8.85% note - payable $1,071,428 annually to 1997.......... $  1,071    $  2,143
          Note payable to Federal Home Loan Bank, interest
            at London InterBank Offered Rate plus .10%, due
            2001 (5.48% at December 31, 1996).......................    5,000       5,000
          Other.....................................................       26          27
                                                                     --------    --------
                                                                     $  6,097    $  7,170
                                                                     ========    ========

       32-49

    Maturities of long-term debt for years subsequent to December 31, 1995, are as follows:

               (Dollars in Thousands)              Consolidated   Parent Company
                                                  --------------  --------------
                     1997........................  $      1,073    $      1,071
                     1998........................             2               -
                     1999........................             3               -
                     2000........................             3               -
                     2001........................         5,003               -
                     Later years.................            13               -

    Under certain loan covenants, the Company has restrictions on incurring additional indebtedness or lease commitments and is prohibited from pre-paying such debt for a certain amount of time. Also, the Company cannot pay dividends (other than stock dividends) or retire capital stock if the amount of such payments would exceed prescribed limits. Retained earnings in excess of earnings so restricted by these covenants and available for distribution total $239 million at December 31, 1996.

Note 11:
INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities as of December 31, 1996, and 1995, are as follows:
       32-49

          (Dollars in Thousands)                                       1996        1995
                                                                     --------    --------
           Deferred tax assets:
            Loan loss reserve....................................... $ 17,072    $ 15,866
            Cost of purchased mortgage servicing....................    5,113       2,552
            Other - net.............................................    6,268       7,201
                                                                     --------    --------
              Total deferred tax assets.............................   28,453      25,619
                                                                     --------    --------
            Valuation allowance.....................................     (696)       (815)
                                                                     --------    --------
            Net deferred tax assets.................................   27,757      24,804
                                                                     --------    --------
           Deferred tax liabilities:
            Operating leases........................................    4,660       3,630
            Net pension benefit.....................................    5,543       5,102
            Basis adjustment - purchase accounting..................    2,515       2,481
            Property, plant and equipment...........................    2,257       1,912
            Other - net.............................................    3,005       5,610
                                                                     --------    --------
              Total deferred tax liabilities........................   17,980      18,735
                                                                     --------    --------
              Net deferred tax assets............................... $  9,777    $  6,069
                                                                     ========    ========

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

    At December 31, 1996, State First National Bank and Kilgore First National Bank had net operating loss carryforwards of approximately $1,047,000 and $1,204,000, respectively, for Federal income tax purposes. The carryforwards can only be used against taxable income of State First National Bank and Kilgore First National Bank and expire in 2005, and 2004, respectively. Additionally, provisions of the Internal Revenue Code limit the annual utilization of the net operating loss carryforwards. As the valuation allowance is reduced, the amounts will be applied to reduce goodwill recorded in connection with the purchase of both State First National Bank and Kilgore First National Bank.
       32-49

    Significant components of the provision for income taxes attributable to continuing operations are as follows:

          (Dollars in Thousands)                           1996        1995        1994
                                                         --------    --------    --------
          Current:
           Federal...................................... $ 37,629    $ 27,398    $ 19,182
           State........................................    3,738       2,062         986
                                                         --------    --------    --------
           Total current................................   41,367      29,460      20,168
                                                         --------    --------    --------
          Deferred:
           Federal......................................   (3,966)     (1,066)      3,296
           State........................................     (618)       (131)        542
                                                         --------    --------    --------
           Total deferred...............................   (4,584)     (1,197)      3,838
                                                         --------    --------    --------
          Provision for income taxes.................... $ 36,783    $ 28,263    $ 24,006
                                                         ========    ========    ========

    The components of the provision for deferred income taxes for the years ended December 31, 1996, 1995, and 1994, are as follows:

          (Dollars in Thousands)                           1996        1995        1994
                                                         --------    --------    --------
          Provision for possible loan and lease
            losses...................................... $ (1,219)   $   (912)   $  1,165
          Net pension benefit...........................      528         763         828
          Operating lease...............................      545         916       1,270
          Cost of mortgage servicing rights.............   (4,406)          -           -
          Other.........................................      (32)     (1,964)        575
                                                         --------    --------    --------
          Provision for deferred income taxes........... $ (4,584)   $ (1,197)   $  3,838
                                                         ========    ========    ========

       32-49

    The reconciliation of income tax attributable to continuing operations computed at the U.S. Federal statutory tax rates to income tax expense is:

          (Dollars in Thousands)                           1996        1995        1994
                                                         --------    --------    --------
          Current:
          Tax at U.S. statutory rate....................    35.0%       35.0%       35.0%
          Non-taxable interest income...................    (2.6)       (2.8)       (3.3)
          State income tax expense,
            net of Federal income tax benefit...........     1.9         1.5         1.3
          Equity in earnings of unconsolidated
            subsidiary..................................     (.4)        (.6)        (.5)
          Other, net....................................     1.0          .1         (.2)
                                                         --------    --------    --------
          Effective income tax rate.....................    34.9%       33.2%       32.3%
                                                         ========    ========    ========

    Cash income taxes paid during 1996, 1995 and 1994, were $40.4 million, $25.2 million and $18.3 million, respectively.

Note 12:
STOCK OPTION PLAN

    Executives and other key officers have been granted options to purchase the Company's common shares under the Company's 1987 Incentive and Nonqualified Stock Option Plan. The Company has authorized 1,622,755 shares for issuance under the plan. All options granted have ten-year terms and vest ratably over a five-year period.

    Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For the two grants during 1995 the weighted average assumptions were: risk-free interest rates of 7.1% and 5.6%; dividends yields of 3.4% and 3.1%; volatility factors of the expected market price of the Company's common stock of .20 and .19; and a weighted average expected life of the option of 7 years. For the grant during 1996, the weighted average assumptions were: risk-free interest rate of 6.3%; dividend yield of 2.7%; volatility factor of the expected market price of the Company's common stock of .18; and a weighted average expected life of the option of 7 years. The weighted average fair value of options granted during 1995 and 1996 is estimated at $5.97 and $9.13 per share, respectively.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different form those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
       32-49

    For purposes of pro forma disclosure, the estimated fair vale of the options is amortized to expense over the option's vesting period. the pro forma effect on net income for 1996 and 1995 is not indicative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows:

          (In Thousands Except for Per Share Data)                     1996        1995
                                                                     --------    --------
          Pro forma net income...................................... $ 68,377    $ 56,840
          Pro forma earnings per share.............................. $   2.37    $   2.06

    Presented below is the activity in the plan for the three years in the period ended December 31, 1996, and certain other information concerning the plan.

                                       Number of Shares
                                         Under Option                  Option Price
                                -------------------------------  -------------------------
                                             Non-
                                Incentive  Qualified    Total      Per Share      Total
                                ---------  ---------  ---------  ------------  -----------
          Outstanding at
            January 1, 1994....    92,693    679,312    772,005      $ 11.72   $ 9,048,031
          Granted..............         -     22,414     22,414      $ 17.80       398,969
          Exercised............   (25,880)   (78,457)  (104,337)     $  7.07      (737,142)
          Forfeited............         -    (11,008)   (11,008)     $ 16.40      (180,519)
                                ---------  ---------  ---------                -----------
          Outstanding at
            December 31, 1994..    66,813    612,261    679,074      $ 12.56   $ 8,529,339
          Granted..............         -    260,744    260,744      $ 26.06     6,793,751
          Exercised............   (21,775)   (44,245)   (66,020)     $ 10.06      (663,906)
          Forfeited............         -    (14,542)   (14,542)     $ 18.58      (270,248)
                                ---------  ---------  ---------                -----------
          Outstanding at
            December 31, 1995..    45,038    814,218    859,256      $ 16.75   $14,388,937
          Granted..............         -    131,612    131,612      $ 37.25     4,902,547
          Exercised............    (4,870)   (50,371)   (55,241)     $ 10.53      (581,827)
          Forfeited............         -    (21,670)   (21,670)     $ 19.81      (429,372)
                                ---------  ---------  ---------                -----------
          Outstanding at
            December 31, 1996..    40,168    873,789    913,957      $ 20.00   $18,280,284
                                =========  =========  =========                ===========

       32-49

    The information concerning current outstanding and exercisable options at December 31, 1996, is as follows:

                                    Options Outstanding                          Options Exercisable
                      -------------------------------------------------    --------------------------------
                                          Weighted
                                           Average
                                          Remaining        Weighted                            Weighted
        Range of          Options        Contractual        Average            Options          Average
     Exercise Prices    Outstanding    Life (in years)  Exercise Price       Exercisable    Exercise Price
     ---------------  ---------------  ---------------  ---------------    ---------------  ---------------
          < $10             240,699            1.7            $  6.82            240,699          $  6.82
        $10 - $20           291,441            6.7              17.78            184,313            17.62
        $20 - $30           125,399            8.2              21.81             24,484            21.81
        $30 - $40           256,418            9.5              34.01             24,976            30.60
                      ---------------                                      ---------------
                            913,957                                              474,472
                      ===============                                      ===============

    There was no material dilutive effect on earnings per share from outstanding stock options for the three years in the period ended December 31, 1996.

Note 13:
EMPLOYEE BENEFIT PLANS

    The Company has a salary deferral retirement savings plan qualified under section 401(k) of the Internal Revenue Code for the benefit of all qualifying employees who have completed one year of service. Participants in the plan may make deferral contributions to the Plan which are 100% vested at all times. The Company matches a minimum of 30% of the employee's contributions up to 6% of salary. After five years of service, the Company matches 40% of the employee's contributions up to 6% of salary. Company-matching contributions are fully vested after five years of service. In 1996, 1995, and 1994, the Company made contributions of $1,333,000, $999,000 and $943,000, respectively, to the 401(k) Thrift plan.

    The Company has defined benefit pension plans which provide benefits to substantially all employees. Benefits under these plans generally are based on the employee's years of service and compensation during the years immediately preceding retirement. The Company's general funding policy is to contribute amounts deductible for Federal income tax purposes. Pension (cost) benefit is summarized as follows:
       32-49

          (Dollars in Thousands)                           1996        1995        1994
                                                         --------    --------    --------
          Service cost.................................. $ (2,121)   $ (1,649)   $ (1,716)
          Interest cost.................................   (2,567)     (2,148)     (2,139)
          Actual return on plan assets..................    6,293      10,114        (906)
          Net amortization and deferral.................     (966)     (5,062)      5,896
                                                         --------    --------    --------
          Total pension benefit......................... $    639    $  1,255    $  1,135
                                                         ========    ========    ========

    The status of the defined benefit plans at December 31, 1996, 1995, and 1994, is as follows:

          (Dollars in Thousands)                           1996        1995        1994
                                                         --------    --------    --------
          Actuarial present value of benefit
            obligations:
              Approximate accumulated benefit
              obligation, including vested benefits
              of approximately $31,349, $25,940
              and $22,768, at December 31, 1996,
              1995, and 1994, respectively.............. $ 33,434    $ 28,377    $ 23,807
                                                         ========    ========    ========
          Fair value of plan assets..................... $ 56,511    $ 51,049    $ 42,436
          Projected benefit obligation..................  (39,013)    (32,500)    (27,476)
                                                         --------    --------    --------
          Plan assets in excess of
            projected benefit obligation................   17,498      18,549      14,960
          Unrecognized net (gain) loss..................    1,017        (440)      2,284
          Unrecognized net transition
            asset at December 31........................   (3,381)     (4,101)     (4,821)
                                                         --------    --------    --------
          Prepaid pension costs......................... $ 15,134    $ 14,008    $ 12,423
                                                         ========    ========    ========

    The expected long-term rate of return on the plans' assets was in the range of 9.0% to 9.5% for 1996, 1995, and 1994. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.0% and 4.5%, respectively, at December 31, 1996, and December 31, 1995, and December 31, 1994. The plans' assets are invested in diversified portfolios that primarily consist of equity and debt securities of which 218,629 shares, 249,856 shares, and 170,019 shares at December 31, 1996, 1995, and 1994, respectively, were in the Company's common stock. The fair value of these shares at December 31, 1996, was $8.1 million and the cash dividends paid on these shares during 1996 were $214 thousand. Also included in these securities were investments in various common trust funds administered by First Commercial Trust Company, a subsidiary of the Company, of 799,484 shares, 568,308 shares, and 457,650 shares at December 31, 1996, 1995, and 1994, respectively.
       32-49

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

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of December 31, 1996, and as of December 31, 1995.

CASH AND CASH EQUIVALENTS - The carrying amounts reported in the balance sheet for cash and short-term investments approximate those assets' fair values.

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

NON-INTEREST BEARING DEPOSITS AND INTEREST BEARING TRANSACTION ACCOUNTS AND SAVINGS ACCOUNTS WITH VARIABLE RATES - The carrying amounts of these liabilities approximate market. Accordingly, carrying value is the disclosed fair value for these deposit liabilities. Statement 107 defines the fair value of demand deposits as the amount payable on demand, and prohibits adjusting fair value for any value derived from retaining those deposits for an expected future period of time. That component, commonly referred to as a deposit base intangible, is estimated to be approximately $155.8 million at December 31, 1996, and $153.2 million at December 31, 1995. This component is estimated using the method described for interest bearing deposits with the addition of certain retention and profitability projections.
       32-49

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

OFF-BALANCE-SHEET ITEMS - The estimated fair value of loan commitments and letters of credit is determined based upon the Company's current fee structure and is considered immaterial at December 31, 1996, and December 31, 1995.

          (Dollars in Thousands)                  December 31, 1996           December 31, 1995
                                               ------------------------    ------------------------
                                                Carrying     Estimated      Carrying     Estimated
                                                 Amount      Fair Value      Amount      Fair Value
                                               ----------    ----------    ----------    ----------
          Financial assets:
            Cash and cash equivalents......... $  596,373    $  596,373    $  540,298    $  540,298
            Investment securities
              held-to-maturity................    342,131       342,065       351,415       352,492
            Investment securities
              available-for-sale..............  1,033,278     1,033,278       973,129       973,129
            Trading account securities .......        196           196           449           449
            Loans, net of allowance
              for loan losses.................  3,187,844     3,189,997     3,132,577     3,178,829

          Financial liabilities:
            Non-interest bearing deposits.....    951,390       951,390     1,018,181     1,018,181
            Interest bearing transaction
              and savings accounts............  1,795,442     1,795,442     1,612,294     1,612,294
            Time Deposits.....................  2,068,309     2,077,148     2,000,066     2,027,125
            Short-term borrowings.............    177,453       177,453       235,378       235,378
            Long-term debt....................      6,097         5,335         7,170         7,348

    These fair value estimates are as of December 31, 1996, and December 31, 1995, and may not be relevant in predicting the Company's future earnings or cash flows. This is due primarily to the Company's intention and ability to hold its investment securities and loans to maturity. Additionally, it is the Company's policy to balance rate sensitive assets and rate sensitive liabilities so as to minimize the effect of rate changes on net interest margin. Because the Company follows this policy, the unrealized gains and losses on the asset side of the balance sheet are substantially offset by unrealized gains and losses on the liability side of the balance sheet.
       32-49

Note 15:
COMMITMENTS AND CONTINGENCIES

    In the normal course of business there are various commitments outstanding and contingent liabilities, such as guarantees and commitments to extend credit, including letters of credit to facilitate commercial trade and standby letters of credit to assure performance or to support debt obligations, which are not reflected in the accompanying consolidated financial statements.
These arrangements have credit risk essentially the same as that involved in extending loans to customers. At December 31, 1996, and 1995, the subsidiaries of the Company had outstanding standby letters of credit of $39,170,000 and $42,669,000, respectively. The majority of the standby letters of credit outstanding at December 31, 1996, are related to debts of others, primarily corporations, including industrial revenue bonds of approximately $5.2 million.

    The terms of these standby letters of credit are generally less than five years. Potential losses on standby letters of credit are considered in the allowance for possible loan and lease losses. Fee income on standby letters of credit is recognized in accordance with Statement of Financial Accounting Standards No. 91.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Financial instruments whose contract amounts represent credit risk at December 31, 1996, are as follows:

                                                    Contractual Amount
                                                    ------------------
Commitments to extend credit.......................    $   662,374,000
Standby letters of credit..........................    $    39,170,000

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

    Two real estate partnerships owned by the Company through one of its subsidiaries have $1,445,000 and $1,515,000, respectively, at December 31, 1996, of long-term indebtedness in which the creditors' recourse to the Company is limited to the Company's interest in the specific partnership's collateral pledged under the related obligation.

    Land, buildings, and equipment are leased under contracts through various dates to 2070, with renewal options generally available. Total rent expense of the leased premises and equipment was $4,355,000 in 1996, $4,005,000 in 1995, and $3,469,000 in 1994. Rental income received under sub-leases amounted to $304,000 in 1996, $432,000 in 1995, and $284,000 in 1994.
       32-49

    Minimum annual rentals under non-cancelable operating leases totaling $11,902,000, are as follows: 1997 - $2,216,000, 1998 - $2,034,000, 1999 -
$1,603,000, 2000 - $1,029,000, 2001 - $896,000, and remaining years -
$4,124,000. Minimum annual rental income under non-cancelable operating sub-leases amounts to $70,000 each year from 1997 through 2001, and $35,000 in 2002. The annual rent for certain of the leases varies according to changes in the Consumer Price Index.

Aearth Development, Inc. v. First Commercial Bank, N.A.
-------------------------------------------------------
First Commercial Bank, N.A., a wholly owned subsidiary of the Company, is the defendant in litigation initiated in 1989 seeking approximately $200,000,000 in compensatory damages plus punitive damages. Plaintiffs in the litigation allege fraudulent conspiracy, fraudulent misrepresentation, tortious interference with a business expectancy, breach of contract, willful breach of fiduciary duty, interference with performance of contract, securities law violations, conversion, prima facie tort and violations of the Federal Racketeer Influenced and Corrupt Organizations Act as a basis for trebled damages. In June of 1991, the matter was tried before a chancery judge in Chancery Court in Pulaski County, Arkansas, and on June 5, 1992, the complaint was dismissed and no damages were assessed against First Commercial Bank, N.A. Plaintiffs appealed this decision to the Supreme Court of Arkansas in July of 1992, alleging error for failure to try the case before a jury in Circuit Court. On July 18, 1994, the Supreme Court of Arkansas remanded the case to Circuit Court in Pulaski County, Arkansas, for jury trial. A jury trial was held, which concluded March 13, 1996, with the jury awarding plaintiffs a total of $12.5 million compensatory damages and $10.0 million punitive damages. On April 30, 1996, the trial court approved a $7.3 million set off to the March 13, 1996, $22.5 million jury verdict. The set off pertained to monies owed by Aearth Development, Inc., and related interests, to First Commercial Bank, N.A. On May 20, 1996, the Court entered a judgment against First Commercial Bank, N.A., in the amount of $15.2 million. Thereafter, on June 21, 1996, the Court granted a Motion for Remittitur and reduced the punitive damages awarded in the judgment by $7.0 million. Therefore, the final award was $8.2 million. On June 27, 1996, First Commercial Bank, N.A., filed a Notice of Appeal to the Supreme Court of Arkansas. Management intends to vigorously pursue the appeal. The ultimate legal and financial liability of the Company in connection with this matter cannot be estimated with certainty, but management, based on the advice of legal counsel that the judgment entered on the verdict will be reversed and dismissed in whole or in part or a new trial ordered in whole or in part, believes that the impact of this matter will not have a materially adverse effect on the Company's financial position. However, if any substantial loss were to occur as a result of this litigation it could have a material adverse impact upon results of operations in the fiscal quarter or year in which it were to be incurred, but the Company cannot estimate the range of any reasonably possible loss.

    The Company is involved in various lawsuits and litigation matters on an ongoing basis as a result of its day-to-day operations. However, the Company does not believe that any of these or any threatened lawsuits and litigation matters will have a materially adverse effect on the Company's financial position or results of operations.
       32-49

Note 16:
PARENT COMPANY FINANCIAL INFORMATION

    Presented below are the condensed balance sheets, and statements of income and cash flows for the parent company, First Commercial Corporation:

          Balance Sheets (In Thousands)                      December 31,
                                                         --------------------
                                                           1996        1995
                                                         --------    --------
          Assets
            Cash........................................ $  4,884    $  8,246
            Short-term investments......................        -       2,500
                                                         --------    --------
            Cash and cash equivalents...................    4,884      10,746
            Loans.......................................   17,955       1,233
            Investment in and advances
              to subsidiaries...........................  482,324     456,475
            Investment securities, estimated market
              value $772 ($429 in 1995).................      772         429
            Bank premises and equipment.................    8,379      10,294
            Other assets................................    9,015       8,030
                                                         --------    --------
                                                         $523,329    $487,207
                                                         ========    ========
          Liabilities and Stockholders' Equity
            Long-term debt.............................. $  1,071    $  2,143
            Short-term borrowings.......................   31,750      38,596
            Other liabilities...........................   15,376      14,209
            Preferred stock.............................        -           -
            Common stockholders' equity.................  475,132     432,259
                                                         --------    --------
                                                         $523,329    $487,207
                                                         ========    ========

       32-49

          Statements of Income (In Thousands)                Years Ended December 31,
                                                         --------------------------------
                                                           1996        1995        1994
                                                         --------    --------    --------
          Income
            Dividends from subsidiaries................. $ 60,340    $ 46,700    $ 33,095
            Interest....................................      476         213         226
            Other income................................      412         395       1,038
                                                         --------    --------    --------
          Total income..................................   61,228      47,308      34,359
                                                         --------    --------    --------
          Expenses
            Interest....................................    2,083       2,273       2,174
            Other expenses..............................   12,650      11,062       9,778
                                                         --------    --------    --------
          Total expenses................................   14,733      13,335      11,952
                                                         --------    --------    --------
          Income from operations........................   46,495      33,973      22,407
          Income tax benefit............................    5,234       4,686       4,088
          Equity in undistributed
            earnings of subsidiaries....................   16,833      18,251      23,813
                                                         --------    --------    --------
          Net income.................................... $ 68,562    $ 56,910    $ 50,308
                                                         ========    ========    ========

       32-49

          Statements of Cash Flows (In Thousands)                                 Years Ended December 31,
                                                                              --------------------------------
                                                                                1996        1995        1994
                                                                              --------    --------    --------
          OPERATING ACTIVITIES
          Net income......................................................... $ 68,562    $ 56,910    $ 50,308
          Adjustments to reconcile net income to net
            cash provided by operating activities:
             Depreciation and amortization...................................    2,904       2,351       2,318
             Undistributed earnings of subsidiaries..........................  (16,833)    (18,251)    (23,813)
             Writedown of other real estate..................................        -           -          79
             Gain on sale of equipment.......................................        -          (3)          -
             Increase (decrease) in taxes payable............................   (2,033)      3,380         782
             Decrease (increase) in interest receivable......................      (61)          -          10
             Increase (decrease) in interest payable.........................       33        (669)        694
             Increase in dividends payable...................................    1,168         993       1,411
             Decrease (increase) in other receivables........................   (1,196)      1,896      (2,262)
             Decrease (increase) in prepaid assets...........................       23          47         (58)
             Increase (decrease) in accrued expenses.........................    2,216      (1,678)      3,333
                                                                              --------    --------    --------
          Net cash provided by operating activities..........................   54,783      44,976      32,802

          INVESTING ACTIVITIES
          Proceeds from maturing investment securities available-for-sale....        -           -       1,061
          Purchases of investment securities available-for-sale..............     (100)       (200)       (100)
          Net decrease (increase) in loans...................................  (16,722)         63        (324)
          Purchase of subsidiary.............................................    3,610      (6,122)          -
          Decrease (increase) in investments in subsidiaries.................  (12,408)        130     (15,216)
          Decrease (increase) in advances to subsidiaries....................    2,400      (1,891)     (2,048)
          Fixed asset purchases..............................................      (94)     (3,207)     (6,308)
          Proceeds from sale of fixed assets.................................      185         107       2,103
          Proceeds from sale of other real estate............................        -           -         141
                                                                              --------    --------    --------
          Net cash used in investing activities..............................  (23,129)    (11,120)    (20,691)

          FINANCING ACTIVITIES
          Net increase (decrease) in short-term borrowings...................   (6,846)     (3,104)     41,700
          Repayment of long-term debt........................................   (1,072)     (1,071)    (15,972)
          Dividends paid on preferred stock..................................        -           -        (129)
          Dividends paid on common stock.....................................  (24,228)    (20,356)    (17,092)
          Payment to redeem preferred stock..................................        -           -     (11,330)
          Proceeds from issuance of common stock.............................      107          61           -
          Purchases of treasury stock........................................   (6,368)     (5,245)     (9,566)
          Sales of treasury stock............................................      223           -          63
          Purchase of partial shares resulting
            from stock splits/stock dividends................................      (44)        (44)        (25)
          Stock options exercised............................................      712       1,135         890
                                                                              --------    --------    --------
          Net cash provided by (used in) financing activities................  (37,516)    (28,624)    (11,461)
          Net increase (decrease) in cash and cash equivalents...............   (5,862)      5,232         650
          Cash and cash equivalents at beginning of year.....................   10,746       5,514       4,864
                                                                              --------    --------    --------
          Cash and cash equivalents at end of year........................... $  4,884    $ 10,746    $  5,514
                                                                              ========    ========    ========